SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Consolidated report

First half _ 2006

Public Company- Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 395,099,775
Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Consolidated report

First half _ 2006

Business performance	3
Domestic market	3
International market	12
Financial review	16
Employees	32
First half key events and recent developments	33

Consolidated financial statements	37
Independent auditors’ report	115

Glossary	119
Board of Directors	121
Key figures	122
Additional information to shareholders	125

The terms “PT”, “Portugal Telecom Group”,
“PT Group”, “Group” and “Company”
refer to Portugal Telecom and its
subsidiaries or any of them as the context.

Consolidated report _ First half 2006	1

Portugal Telecom

Portugal

Wireline	>	Retail [PT Comunicações 100%]
Euro 1,053 million (revenues)	>	Large corporates’ voice and data [PT Corporate 100%]
	>	SMEs’ voice and data [PT Prime 100%]
	>	ISP and broadband services [PT.COM100%]

Mobile	>	TMN 100%
Euro 720 million (revenues)	>	PT Wi-Fi 100%

PT Multimédia 58.43%	>	Pay-TV and cable Internet
Euro 325 million (revenues)	>	Audiovisuals

International

					Revenues (Euro million)

Brazil	>	Vivo 31.38%	>	Mobile	1,014
Brazil	>	UOL 29%	>	ISP, Internet contents	88
Morocco	>	Médi Télécom 32.18%	>	Mobile	203
Cape Verde	>	Cabo Verde Telecom 40%	>	Wireline, mobile, Internet and data	30
São Tomé e Príncipe	>	CST 51%	>	Wireline, mobile, Internet and data	4
Angola	>	Unitel 25%	>	Mobile	235
East Timor	>	Timor Telecom 41.12%	>	Wireline, mobile, Internet and data	8
Macao	>	CTM 28%	>	Wireline, mobile, Internet and data	101

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];
Backoffice and shared services [PT PRO 100%]; Consultancy and procurement [PT Compras 100%];
Telemarketing and information services [PT Contact 100%]; Pension scheme management [Previsão 78.12%]

Business performance

Domestic market

Wireline

Wireline income statement (1)			Euro million

	1H06	1H05	y.o.y

Operating revenues	1,053.5	1,116.1	(5.6%)
Services rendered	1,025.4	1,090.8	(6.0%)
Sales	14.8	15.7	(5.4%)
Other operating revenues	13.2	9.5	38.2%

Operating costs, excluding D&A	566.6	594.4	(4.7%)
Wages and salaries	139.0	145.0	(4.2%)
Post retirement benefits	23.8	44.6	(46.7%)
Direct costs	172.4	196.9	(12.4%)
Costs of telecommunications	134.1	154.4	(13.2%)
Directories	38.4	41.5	(7.6%)
Other	0.0	1.0	(96.3%)
Costs of products sold	15.9	14.9	6.8%
Marketing and publicity	20.0	23.3	(13.9%)
Supplies and external expenses	137.8	138.2	(0.3%)
Provisions	14.5	(15.7)	n.m.
Other operating costs	43.2	47.2	(8.5%)

EBITDA	486.9	521.7	(6.7%)
Depreciation and amortisation	170.9	173.6	(1.6%)
Income from operations	316.0	348.0	(9.2%)

EBITDA margin	46.2%	46.7%	(0.5pp)
Capex	99.6	96.5	3.2%
Capex as % of revenues	9.5%	8.6%	0.8pp
EBITDA minus Capex	387.3	425.2	(8.9%)

(1) Includes intragroup transactions.

Operating revenues _ Operating revenues decreased by 5.6% y.o.y to Euro 1,053 million in the first half of 2006, primarily as a result of lower traffic revenues and fixed charges. The impact of lower fixed-to-mobile interconnection rates was Euro 17 million in the first half of 2006 and adjusting for this effect, operating revenues would have decreased by 4.1% y.o.y.

Retail revenues _ Retail revenues fell by 9.4% y.o.y in the first half of 2006 to Euro 607 million, primarily as a result of lower traffic revenues and fixed charges, which fell by 24.9% and 3.5% y.o.y respectively. ADSL retail revenues partially offset this performance, increasing by 18.9% y.o.y to Euro 84 million, on the back of continued growth in ADSL lines. The reduction in fixed charges is explained by line loss due to continued competition from fixed and mobile operators, as well as weak macroeconomic conditions. The strong growth in pricing plans in the first half of 2006 had a mitigating effect, with pricing plan revenues growing by 14.7% y.o.y and already accounting for 10.6% of fixed charges. As for traffic revenues, the decrease in the first half was explained by the drop in minutes of use and the reduction in average revenue per minute, which was strongly impacted by lower fixed-to-mobile rates,

Consolidated report _ First half 2006	3

as well as the growing weight of pricing plans, which converts traffic revenues into fixed charge revenues.

Wireline operating revenues (1)			Euro million

	1H06	1H05	y.o.y

Retail	607.1	670.2	(9.4%)
Fixed charges	329.9	342.0	(3.5%)
Traffic	187.5	249.8	(24.9%)
ADSL retail	84.1	70.7	18.9%
ISP and other	5.6	7.7	(27.0%)
Wholesale	230.7	225.9	2.2%
Traffic	101.3	106.7	(5.1%)
Leased lines	83.6	83.1	0.6%
Other	45.8	36.0	27.1%
Data & corporate	124.5	124.1	0.3%
VPN and circuits	88.2	93.3	(5.4%)
Network management, outsourcing & IT	24.5	20.1	21.8%
Other	11.8	10.7	10.1%
Other wireline revenues	91.1	95.9	(5.1%)
Other services and operating revenues	17.2	15.7	9.9%
Sales of telecom equipment	14.8	15.7	(5.4%)
Telephone directories	55.8	61.4	(9.2%)
Portals	3.2	3.2	2.4%

Total operating revenues	1,053.5	1,116.1	(5.6%)

(1) Includes intragroup transactions.

Wholesale revenues _ Wholesale revenues increased by 2.2% y.o.y in the first half of 2006 to Euro 231 million, mainly as a result of the 27.1% y.o.y increase in other wholesale revenues, which include unbundled local loops (ULL) and wholesale line rental (WLR). This increase more than offset the 5.1% y.o.y decrease in wholesale traffic revenues in the first half of 2006 resulted from the drop in the price of international mobile termination and lower dial-up traffic.

Data & corporate revenues _ Data & corporate revenues increased by 0.3% y.o.y in the first half of 2006 to Euro 125 million, as a result of the 21.8% y.o.y increase in network management, outsourcing and IT revenues, underpinned by the strong growth in IT/IS solutions and in outsourcing. This increase was partially offset by the 5.4% y.o.y decrease in VPN and circuit revenues to Euro 88 million in the first half of 2006. This reduction is mainly explained by the migration of large corporate network customers to more advanced VPN/IP solutions that should give more scope for providing additional services in the future.

Costs _ Against a backdrop of continued top line pressure, PT continues to address actively the reduction of the cost base of the wireline division. Nevertheless, the 4.7% reduction in operating costs, excluding D&A, was not sufficient to offset the decline in the operating revenues. In terms of staff costs, PT is currently executing a redundancy programme that has resulted in a headcount reduction of 164 employees up to August of this year. Additionally, the annual increase in wages and salaries, including automatic promotions, was 1.8% in 2006, well below both historical levels and the current actuarial assumption of 3.0% . PT is also actively addressing the level of commercial costs, having recently optimised the sales force structure, which should result in better quality sales, lower commissions per sale and a lower level of involuntary churn. On the network side, there are also a number of initiatives in place to improve productivity, the network diagnostics process and to renegotiate certain maintenance contracts. PT has also negotiated the insourcing of its internal helpdesk service, which should result in operational savings already in 2006. Other operating costs are also being addressed, such as customer care costs, car fleet management costs and bad debt provisioning.

EBITDA _ EBITDA decreased by 6.7% y.o.y in the first half of 2006 to Euro 487 million. In the first half of 2005, EBITDA was positively impacted in the amount of Euro 23 million by the reversal of a bad debt provision for international traffic in Angola, which had been fully provided for in previous years. Excluding this impact, EBITDA would have decreased by 2.3% y.o.y in the first half of 2006, primarily as a result of the reduction in traffic revenues and the level of line loss. EBITDA margin reached 46.2%, on the back of the staff redundancy programme and the reduction in post retirement benefit costs.

Capex _ Capex amounted to Euro 100 million in the first half of 2006, an increase of 3.2% y.o.y and equivalent to 9.5% of operating revenues. Capex was directed mainly towards the continued investment in broadband both in terms of coverage and customer bandwidth. EBITDA minus Capex in the first half of 2006 amounted to Euro 387 million.

Wireline operating data

	1H06	1H05	y.o.y

Main accesses ('000)	4,433	4,445	(0.3%)
Retail accesses	4,209	4,371	(3.7%)
PSTN/ISDN	3,573	3,871	(7.7%)
Carrier pre-selection	581	540	7.6%
ADSL retail	636	500	27.1%
Wholesale accesses	224	73	205.0%
Unbundled local loops	146	28	n.m.
Wholesale line rental	20	0	n.m.
ADSL wholesale	59	46	28.9%
Net additions ('000)	(45)	68	n.m.
Retail accesses	(146)	41	n.m.
PSTN/ISDN	(196)	(77)	154.5%
Carrier pre-selection	6	55	(89.4%)
ADSL retail	51	119	(57.4%)
Wholesale accesses	101	26	285.6%
Unbundled local loops	74	19	286.6%
Wholesale line rental	20	0	n.m.
ADSL wholesale	7	7	4.4%
Pricing plans ('000)	2,283	1,330	71.6%
ARPU (Euro)	30.0	30.6	(2.0%)
Subscription and voice	25.0	26.7	(6.2%)
Data	4.9	3.9	26.5%
Total data communication accesses ('000)	35	36	(1.4%)
Corporate web capacity sold (Mbps)	22,482	8,669	159.3%
Number of leased lines ('000)	14	16	(9.1%)
Capacity (equivalent to 64 kbps) ('000)	93	187	(50.3%)
Digital (%)	92.9	96.1	(3.2pp)

Consolidated report _ First half 2006	5

Total main lines _ Total main lines decreased by 45 thousand in the first half of 2006. The reduction in PSTN/ISDN lines of 196 thousand more than offset the net additions of ADSL retail, ULL and WLR that totalled 51 thousand, 74 thousand and 20 thousand respectively in the period. Total main lines in the wireline business reached 4,433 thousand at the end of June 2006, of which 3,573 thousand were PSTN/ISDN, 636 thousand were ADSL retail, 59 thousand were ADSL wholesale, 146 thousand were ULL and 20 thousand were WLR.

ADSL _ ADSL retail continued to grow steadily in the first half of 2006, with the total number of customers reaching 636 thousand. In the first half of 2006, PT launched a new aggressive 512 kbps offer with the objective of penetrating new market segments and providing the possibility of upselling prepaid customers to always-on products. This service had a strong initial take-up, having reached over 20 thousand customers at the end of June 2006. Currently, around two-thirds of ADSL customers have speeds of 2 Mbps or higher. At the lower segment of the market, the prepaid product without obligatory recharges (Sapo Free) is having a strong take-up by tapping the still existing dial-up market.

Pricing plans _ The growth in pricing plans remained strong, with the number of pricing plans increasing by 488 thousand in the first half of 2006 to 2,283 thousand. In the fourth quarter of 2005, PT introduced new flat rate pricing plans for various time slots during the day, including a monthly flat rate for on-net fixed-to-fixed calls. In the first half of 2006, PT launched a new pricing plan for fixed-to-mobile calls, which allows customers to make calls to a selected mobile network at Euro 0.15 per minute, while paying a higher price to the other two networks. Currently, over one-third of the residential retail customer base has a flat rate pricing plan, with an average of 2.4 pricing plan per customer.

ARPU _ Total ARPU (voice and data) decreased by 2.0% y.o.y in the first half of 2006 to Euro 30.0. Subscription and voice ARPU decreased by 6.2% y.o.y to Euro 25.0, as a result of declining traffic revenues, and data ARPU increased by 26.5% y.o.y, representing already 16.4% of total ARPU in the first half of 2006. ADSL ARPU was Euro 24.5 in the first half of 2006, which compares to Euro 27.7 in the same period of last year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product, which represented 24.0% of total ADSL customers at the end of the first half of 2006.

Business segment _ PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 159.3% y.o.y in the first half of 2006, in part as a result of the sale of very high-speed Internet accesses, such as the service Etherweb. Total data communication accesses decreased by 1.4% y.o.y in the first half of 2006.

Wireline traffic breakdown			million of minutes

	1H06	1H05	y.o.y

Total traffic	6,884	7,587	(9.3%)
Retail	2,872	3,335	(13.9%)
Fixed-to-fixed domestic	1,934	2,270	(14.8%)
Fixed-to-mobile	370	427	(13.4%)
International	198	197	0.6%
Other	370	441	(16.0%)
Wholesale	4,012	4,252	(5.6%)
Internet	559	1,043	(46.4%)

Total originated traffic in the fixed network	4,550	5,479	(17.0%)
Originated MOU (minutes / month)	207	233	(11.5%)
Retail MOU (minutes / month)	159	165	(3.3%)
Fixed-to-fixed domestic MOU (minutes / month)	88	97	(9.3%)

Traffic _ Total traffic fell by 9.3% y.o.y in the first half of 2006, on the back of the decline of 13.9% in retail traffic and of 5.6% in wholesale traffic. Fixed-to-fixed domestic traffic and fixed-to-mobile traffic fell by 14.8% and 13.4% y.o.y respectively in the first half of 2006. Retail MOU, which excludes carrier pre-selection lines, fell by 3.3% y.o.y in the first half of 2006 to 159 minutes. The reduction in wholesale traffic resulted mainly from the 46.4% decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Domestic mobile - TMN

Domestic mobile income statement (1)		Euro million

	1H06	1H05	y.o.y

Operating revenues	719.9	748.1	(3.8%)
Services rendered	661.7	689.4	(4.0%)
Billing	537.7	539.8	(0.4%)
Interconnection	124.0	149.6	(17.1%)
Sales	53.9	56.3	(4.3%)
Other operating revenues	4.4	2.4	79.8%

Operating costs, excluding D&A	401.2	413.9	(3.1%)
Wages and salaries	29.2	28.5	2.5%
Direct costs	144.9	155.3	(6.6%)
Costs of telecommunications	128.4	141.8	(9.5%)
Other	16.5	13.5	22.9%
Costs of products sold	72.7	77.6	(6.3%)
Marketing and publicity	11.6	16.2	(28.6%)
Supplies and external expenses	105.7	94.5	11.9%
Provisions	3.3	8.9	(63.1%)
Other operating costs	33.8	33.0	2.4%

EBITDA	318.8	334.2	(4.6%)
Depreciation and amortisation	108.2	101.5	6.6%
Income from operations	210.5	232.7	(9.5%)

EBITDA margin	44.3%	44.7%	(0.4pp)
Capex	51.5	47.7	7.9%
Capex as % of revenues	7.2%	6.4%	0.8pp
EBITDA minus Capex	267.3	286.5	(6.7%)

(1) Includes intragroup transactions.

Operating revenues _ Operating revenues decreased by 3.8% y.o.y in the first half of 2006 to Euro 720 million, primarily as a result of the impact on service revenues of lower interconnection rates. Billing

Consolidated report _ First half 2006	7

revenues decreased by 0.4% y.o.y to Euro 538 million in the first half of 2006, with the growth in customers being offset by the lower average revenue per minute. The sharp decline in interconnection revenues is primarily related to the reduction in fixed-to-mobile and mobile-to-mobile interconnection rates over the past quarters. The fixed-to-mobile and mobile-to-mobile interconnection rate cuts in the beginning of January and April 2006 to Euro 0.12 per minute, led to an average decline of 21.7% and 22.1% respectively in interconnection rates in the first half of 2006. As a result, interconnection revenues fell by 17.1% y.o.y, causing service revenues to decrease by 4.0% y.o.y in the first half of 2006 to Euro 662 million. The 4.3% y.o.y decrease in sales in the first half of 2006 is explained by the reduction in equipment prices over the past quarters, which offset the higher number of handsets sold in the period. Excluding the impact of lower interconnection rates of Euro 30 million, operating revenues would have remained flat in the first half of 2006 when compared to the same period of last year.

EBITDA _ EBITDA amounted to Euro 319 million in the first half of 2006, which represented a decrease of 4.6% y.o.y. The reduction in EBITDA in the first half of 2006 is primarily explained by the strong reduction in interconnection rates (negative impact of Euro 16 million in the first half of 2006). EBITDA margin remained flat at 44.3% in the first half of 2006, when compared to the same period of last year. Excluding the negative impact of lower interconnection rates, EBITDA would have remained flat at Euro 335 million in the first half of 2006.

Capex _ Capex increased by 7.9% y.o.y to Euro 51 million in the first half of 2006, equivalent to 7.2% of operating revenues. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G/3.5G (80% of network capex). At the end of the first half of 2006, TMN’s 3G network had a coverage of approximately 75% of the population. EBITDA minus Capex amounted to Euro 267 million in the first half of 2006, equivalent to 37.1% of operating revenues.

Domestic mobile operating data

	1H06	1H05	y.o.y

Customers ('000)	5,362	5,108	5.0%
Net additions ('000)	50	54	(8.3%)
MOU (minutes)	119	119	(0.7%)
ARPU (Euro)	20.7	22.7	(8.8%)
Customer bill	16.8	17.8	(5.3%)
Interconnection	3.9	4.9	(21.2%)
ARPM (Euro cents)	17.5	19.0	(8.1%)
Data as % of service revenues	12.6	11.0	1.6pp
SARC (Euro)	57.4	66.2	(13.3%)
CCPU (1) (Euro)	10.8	11.3	(4.9%)
ARPU minus CCPU (Euro)	9.9	11.4	(12.6%)

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Market leadership _ TMN continued to strengthen its leading position in the Portuguese mobile market. During the first half, TMN further consolidated the repositioning of its brand, bringing it closer to its customers and making important inroads in the youth segment. The sponsorship of the Portuguese national football team in the World Cup and of a well-known rock festival during the summer bolstered the TMN brand in the market. The recent launch of HSDPA, offering broadband Internet access with speeds of up to 1.8Mbps, also contributed to reinforce TMN’s position as the leading player in the market and an innovator, namely in wireless broadband, MMS and mobile TV.

Net additions _ Net additions totalled 50 thousand in the first half of 2006. The strong performance in the corporate segment underpinned postpaid customer net additions in the first half of 2006, which reached 69 thousand. Net disconnections of prepaid customers reached 20 thousand in the first half of 2006. At the end of June 2006, TMN had 5,362 thousand customers, an increase of 5.0% over the same period of last year. As a result of the continued focus on postpaid migration, the weight of prepaid was reduced to 81% at the end of June 2006. The rollout of 3G progressed steadily, with total 3G-enabled customers reaching 518 thousand at the end of June 2006, equivalent to 10% of total customers.

ARPU _ ARPU fell by 8.8% y.o.y in the first half of 2006 to Euro 20.7, primarily as a result of the reduction in interconnection ARPU of 21.2% y.o.y. Customer ARPU decreased by 5.3% y.o.y, on the back of continued competition, including the low cost brands present in the market that were launched in the second half of 2005. MOU decreased by 0.7% y.o.y to 119 minutes in the first half of 2006, primarily as a result of lower fixed-mobile traffic and aggressive SMS promotions over the past months focusing on the youth segment.

Data services _ Data services continued to underpin ARPU performance, with data revenues already accounting for 12.6% of service revenues in the first half of 2006, up from 11.0% in the same period of last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 25.9% y.o.y and accounted for 22.5% of total data revenues in the second quarter of 2006. The number of SMS messages in the first half of 2006 reached 1,831 million, corresponding to approximately 122 messages per month per active SMS user, reflecting the successful launch of a tariff plan that offers 250 SMS messages per day. The number of active SMS users reached 43% of total customers at the end of the period. MMS also posted a strong performance in the first half of 2006, with the total number of MMS increasing by 40.6% y.o.y.

New services _ TMN launched a mobile TV service in the first half of 2006, in partnership with PT Multimedia, which offers now 21 channels, including news, music and sports. Recently, TMN enhanced its mobile TV offer by introducing three football channels as well. TMN also introduced, for the first time in Portugal, a mobile ticketing service, in partnership with Lusomundo, allowing customers to receive movie tickets by SMS in their mobile phones.

Consolidated report _ First half 2006	9

Multimedia - PT Multimédia

Multimedia income statement (1)			Euro million

	1H06	1H05	y.o.y

Operating revenues	324.7	310.3	4.6%
Pay-TV and cable Internet	290.6	275.6	5.4%
Audiovisuals	14.7	16.7	(12.5%)
Cinema	19.4	17.3	12.0%
Other	0.1	0.7	(82.8%)

Operating costs, excluding D&A	218.5	214.2	2.0%
Wages and salaries	21.5	22.0	(2.5%)
Direct costs	100.8	98.9	2.0%
Programming costs	74.7	68.7	8.7%
Other	26.1	30.2	(13.4%)
Costs of products sold	4.6	8.1	(43.0%)
Marketing and publicity	8.0	9.1	(11.7%)
Supplies and external expenses	64.0	61.4	4.2%
Provisions	8.0	3.9	106.8%
Other operating costs	11.5	10.8	6.9%

EBITDA	106.2	96.1	10.5%
Depreciation and amortisation	50.9	28.5	78.2%
Income from operations	55.3	67.6	(18.1%)

EBITDA margin	32.7%	31.0%	1.7pp
Capex	75.3	55.6	35.5%
Capex as % of revenues	23.2%	17.9%	5.3pp
EBITDA minus Capex	30.9	40.5	(23.7%)

(1) Includes intragroup transactions.

Operating revenues _ PT Multimédia’s operating revenues increased by 4.6% y.o.y in the first half of 2006 to Euro 325 million, underpinned by the increase in both Pay-TV and cable Internet revenues and in cinema exhibition revenues.

EBITDA _ PT Multimédia’s EBITDA increased by 10.5% y.o.y in the first half of 2006 to Euro 106 million, with EBITDA margin improving by 1.7pp y.o.y to 32.7% . The increase in EBITDA resulted from the growth in Pay-TV ARPU in the period, in part explained by the growing penetration of the digital service TV Cabo Funtastic Life and the increase in Sport TV (sports premium channel) subscriptions. This performance was achieved against a backdrop of continued investment in the improvement of PT Multimédia’s quality of service and customer care, as well as the enhancement of the Pay-TV offer.

Capex _ PT Multimédia’s capex increased by 35.5% y.o.y to Euro 75 million in the first half of 2006, equivalent to 23.2% of operating revenues, primarily as a result of: (1) additional transponder capacity; (2) the increase in homes passed and the restructuring of the architecture of the access network to provide fibre to the hub in order to allow for greater bandwidth, and (3) the increase in terminal equipment as part of with the digitalisation programme. EBITDA minus Capex decreased by 23.7% y.o.y to Euro 31 million in the first half of 2006, as a result of the increase in capex.

Pay-TV and cable Internet operating data

	1H06	1H05	y.o.y

Homes passed ('000)	2,782	2,606	6.7%
Pay-TV customers (1) (2) ('000)	1,444	1,465	(1.5%)
Cable	1,072	1,076	(0.4%)
DTH	371	389	(4.5%)
Pay-TV net additions ('000)	(35)	16	n.m.
Penetration rate of cable (%)	38.6	41.3	(2.7pp)
Premium subscriptions (2) ('000)	735	786	(6.4%)
Pay to basic ratio (%)	51.0	53.6	(2.7pp)
Cable broadband accesses ('000)	344	333	3.4%
Cable broadband net additions ('000)	(4)	27	n.m.
Blended ARPU (Euro)	28.9	27.6	4.6%

(1) These figures are related to the total number of Pay-TV basic service customers. PT Multimédia's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed _ Homes passed totalled 2,782 thousand at the end of June 2006, of which 96.3% were bi-directional and therefore broadband enabled. Pay-TV customers totalled 1,444 thousand at the end of June 2006 (1,072 thousand cable and 371 thousand DTH subscribers). In the first half of 2006, net disconnections totalled 35 thousand customers, primarily as a result of the challenging economic conditions and outlook of the economy.

Broadband _ Broadband customers (Netcabo) increased by 3.4% y.o.y in the second quarter of 2006 to 344 thousand. The penetration of the Internet service among cable TV subscribers was 32.1% at the end of June 2006, which compares with 30.9% in the same period of last year.

Digitalisation programme _ In the first half of 2006, the Pay-TV business completed the digitalisation programme, with total number of digital set top boxes reaching 585 thousand at the end of June 2006. The take-up of the 65 channels digital TV offering (TV Cabo Funtastic Life), which was launched in May 2005, has been strong, with total customers reaching 196 thousand at the end of June 2006.

Premium subscriptions _ The number of premium subscriptions decreased by 6.4% y.o.y to 735 thousand at the end of June 2006, equivalent to a pay to basic ratio of 51.0% . The decrease in premium subscriptions, particularly in terms of movies and children contents, reflected primarily weaker macroeconomic conditions. Sport TV continued to be the main premium content sold and benefited from the extensive coverage of the FIFA World Cup in the second quarter of 2006. Sport TV net additions in the period reached 19 thousand, bringing the total number of customers to 429 thousand at the end of June 2006.

ARPU _ Blended ARPU of the Pay-TV and cable Internet business increased by 4.6% y.o.y to Euro 28.9 in the first half of 2006, reflecting the strong take-up of the digital service TV Cabo Funtastic Life and the increase in Sport TV subscriptions due to the 2006 FIFA World Cup.

Consolidated report _ First half 2006	11

International market

Brazilian mobile - Vivo

Brazilian mobile income statement (1)			R$ million

	1H06	1H05	y.o.y

Operating revenues	5,462.3	5,941.5	(8.1%)
Services rendered	4,605.7	5,173.3	(11.0%)
Sales	732.0	616.0	18.8%
Other operating revenues	124.6	152.2	(18.1%)

Operating costs, excluding D&A	4,398.1	4,344.1	1.2%
Wages and salaries	315.6	308.6	2.3%
Direct costs (including costs of telecommunications)	426.3	638.8	(33.3%)
Costs of products sold	1,080.6	1,310.1	(17.5%)
Marketing and publicity	194.8	212.1	(8.2%)
Supplies and external expenses	1,290.8	1,122.2	15.0%
Provisions	661.5	278.6	137.5%
Other operating costs	428.6	473.6	(9.5%)

EBITDA	1,064.3	1,597.4	(33.4%)
Depreciation and amortisation	1,374.9	1,323.9	3.8%
Income from operations	(310.6)	273.5	n.m.

EBITDA margin	19.5%	26.9%	(7.4pp)
Capex	617.1	947.8	(34.9%)
Capex as % of revenues	11.3%	16.0%	(4.7pp)
EBITDA minus Capex	447.2	649.6	(31.2%)

(1) Information prepared in accordance with IFRS.

Operating revenues _ In the first half of 2006, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, decreased by 8.1% y.o.y to R$ 5,462 million, primarily as a result of the decrease in service revenues of 11.0% y.o.y in the period, against a backdrop of a challenging operating environment. The reduction in interconnection revenues is primarily explained by the fixed-to-mobile to mobile-to-mobile traffic migration, which resulted in lower incoming traffic revenues.

EBITDA _ EBITDA decreased by 33.4% y.o.y to R$ 1,064 million in the first half of 2006, mainly as a result of the decrease in service revenues, as well as the increase in provisions related to bad debt, including R$ 162 million related to billing problems as a result of the systems migration to a unified platform. EBITDA margin fell by 7.4pp to 19.5% in the first half of 2006. Adjusting for the R$ 162 million impact in provisions, EBITDA margin would have stood at 22.4% in the first half of 2006.

Capex _ Capex decreased by 34.9% y.o.y in the first half of 2006 to R$ 617 million, equivalent to 11.3% of revenues, mainly as a result of the reduction in network-related capex. Capex in the first half of 2006 was directed towards: (1) network coverage and quality, and (2) the consolidation and rationalisation of billing, CRM and ERP information systems. In the first half of 2006, EBITDA minus Capex decreased by 31.2% y.o.y to R$ 447 million, due to the reduction in EBITDA described above.

Brazilian mobile operating data (1)

	1H06	1H05	y.o.y

Customers ('000)	28,525	28,446	0.3%
Market share in areas of operation (%)	40.6	47.6	(7.0pp)
Net additions ('000)	(1,280)	1,903	n.m.
MOU (minutes)	67	80	(16.2%)
ARPU (R$)	24.7	28.7	(13.8%)
Data as % of service revenues	7.4	5.8	1.6pp
SARC (R$)	139.1	175.3	(20.7%)
CCPU (2) (R$)	15.5	17.3	(10.5%)
ARPU minus CCPU (R$)	9.3	11.4	(18.9%)

(1) Operating data calculated using Brazilian GAAP. (2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Customers _ Total customers stood at 28,525 thousand at the end of June 2006, with prepaid accounting for 81.5% of the total customer base. Customer net disconnections in the first half of 2006 totalled 1,280 thousand customers, as a result of a database adjustment of 1,823 thousand inactive customers, due to the systems migration to a unified platform. Notwithstanding the negative evolution in net additions, Vivo maintained its leadership position in the Brazilian mobile market with an overall market share at the end of June 2006 of 40.6% in its areas of operation and 31.1% in the whole of Brazil.

SARC _ The competitive environment remained intense in the first half of 2006, particularly in the mid-to-high segment, where some operators decreased substantially the entry level barriers. Notwithstanding, Vivo’s unit subscriber acquisition and retention costs (SARC) fell by 20.7% y.o.y to R$ 139 in the first half of 2006, with the lower level of subsidisation and marketing costs, more than compensating for the higher unitary commissions.

Data revenues _ Data as a percentage of total service revenues stood at 7.4% in the first half of 2006, compared to 5.8% in the same period of last year. Approximately 38% of data revenues was derived from non-SMS data, such as downloads, Internet access and others.

MOU _ Vivo’s blended MOU decreased by 16.2% y.o.y to 67 minutes in the first half of 2006, mainly due to the negative evolution of prepaid MOU. The reduction in incoming traffic impacted the prepaid segment due to tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM).

ARPU _ Vivo’s blended ARPU was R$ 24.7 in the first half of 2006, a decrease of 13.8% over the same period of last year, primarily as a result of the decrease in incoming traffic, the fixed-to-mobile to mobile-to-mobile traffic migration and the traffic promotions.

GSM network _ The investment in a GSM/EDGE network overlay, announced last July, should enhance Vivo’s competitive position in the market by: (1) reducing handset subsidies, through strong savings in handset procurement; (2) providing a broader handset portfolio across the various segments; (3) achieving nationwide coverage, through existing roaming agreements; (4) providing a smoother and

Consolidated report _ First half 2006	13

cheaper evolution to W-CDMA over time, and (5) allowing for the launch of new and innovative services, such as BlackBerry. The GSM/EDGE network overlay may require a capex of approximately R$ 1,080 million.

Other international investments

Financial highlights of main assets in Africa, Brazil and Asia in 1H06 (1) (2)								million

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro

Médi Télécom	32.18%	4,180	2,228.6	8.2%	960.8	22.4%	43.1%	202.8	87.4
Unitel	25.00%	1,547	288.9	52.9%	198.2	48.4%	68.6%	235.1	161.3
CTM	28.00%	438	995.9	9.1%	393.6	0.9%	39.5%	101.4	40.1
UOL	29.00%	-	237.2	9.1%	62.6	7.4%	26.4%	88.1	23.2
CVT	40.00%	160	3,344.4	18.1%	2,094.8	23.9%	62.6%	30.3	19.0
Timor Telecom	41.12%	40	10.4	25.9%	4.7	49.8%	45.5%	8.4	3.8
CST	51.00%	22	63,407.1	25.1%	21,413.5	32.9%	33.8%	4.2	1.4

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom.

In the first half of 2006, all PT’s other international assets posted a solid performance, both at the revenue and EBITDA level.

Morocco - Médi Télécom

In the first half of 2006, Médi Télécom revenues increased by 8.2% y.o.y to dirham (MAD) 2,229 million, while EBITDA increased by 22.4% y.o.y to MAD 961 million. The total customer base increased by 21.2% y.o.y to 4,180 thousand, which represents a market share of approximately 33%, with net additions in the first half of 2006 totalling 146 thousand. MOU decreased by 13.1% y.o.y in the first half of 2006, reaching 52 minutes. ARPU totalled MAD 89.0 in the first half of 2006, a decrease of 16.4% over the same period of last year, mainly due to an aggressive pricing policy and lower interconnection rates. The refinancing of the Médi Télécom debt has recently been completed. Currently, more than 66% of the debt is denominated in MAD, which mitigates the impact of any potential devaluation of the currency. Médi Télécom won in July a UMTS licence in Morroco. This licence follows a 2G licence awarded in 1999 and a fixed telephony licence awarded in 2005. The cost of the licence totalled MAD 360 million (Euro 33 million).

Angola - Unitel

Unitel’s revenues and EBITDA grew by 52.9% and 48.4% y.o.y respectively in the first half of 2006, underpinned by a strong customer growth in the market. We estimate that mobile penetration in Angola is now over 20%. Net additions totalled 350 thousand in the first half of 2006, with the total customer base reaching 1,547 thousand at the end of June 2006, an increase of 94.8% over the same period of last year. Unitel’s MOU decreased by 28.1% y.o.y in the first half of 2006 to 134 minutes, due to the increase in the customer base and the impact on usage of the FIFA World Cup. ARPU totalled USD 34.5 in the first half of 2006, a decrease of 26.9%, primarily as a result of the strong growth in the customer base in the period. Unitel is investing in upgrading its network to allow for coverage of over 3 million customers.

Macao - CTM

CTM’s revenues increased by 9.1% y.o.y to MOP 996 million in the first half of 2006, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 0.9% y.o.y to MOP 394 million in the first half of 2006. In the mobile division, customers increased by 16.2% y.o.y to 263 thousand in the first half of 2006. CTM’s Mobile ARPU grew by 10.2% y.o.y to MOP 244.3 in the first half of 2006, notwithstanding increased competition.

Brazil - UOL

UOL’s revenues increased by 9.1% y.o.y to R$ 237 million in the first half of 2006, as a result of the growth in the customer base and in advertising revenues. EBITDA increased by 7.4% y.o.y to R$ 63 million, corresponding to an EBITDA margin of approximately 26.4%, underpinned by the strong growth in brand advertising and sponsored link clients coupled with a strict cost control. UOL’s subscriber base totalled 1,492 thousand at the end of June 2006, including 697 thousand broadband customers, which represented an increase of 37% over the same period of last year. In June 2006, page views and unique visitors increased by 52% and 21% y.o.y respectively.

Cape Verde - CVT

In Cape Verde, CVT’s revenues and EBITDA increased by 18.1% and 23.9% y.o.y respectively in the first half of 2006. In the wireline division, main lines increased 1.8% y.o.y in the first half of 2006 to 73 thousand. In the mobile division, customers increased by 22.5% y.o.y to 87 thousand, with net additions of 6 thousand. MOU reached 79 minutes, a decrease of 1.1% y.o.y in the first half of 2006. Mobile ARPU in the first half of 2006 was CVE 2,548, an increase of 11.3% y.o.y, notwithstanding the growth in the customer base.

East Timor - Timor Telecom

In East Timor, Timor Telecom’s revenues and EBITDA increased by 25.9% and 49.8% y.o.y respectively, mainly as a result of the increase in the number of mobile customers. In the mobile division, Timor Telecom added 4 thousand customers to 37 thousand at the end of June 2006. MOU increased by 1.9% y.o.y, reaching 101 minutes. Mobile ARPU was USD 35.0 in the first half of 2006, a decrease of 4.7% y.o.y over the same period of last year.

São Tomé e Príncipe - CST

In São Tomé e Príncipe, CST’s revenues increased by 25.1% y.o.y to STD 63,407 million in the first half of 2006, with EBITDA growing by 32.9% y.o.y to STD 21,413 million. In the mobile division, CST added 3 thousand customers in the first half of 2006, bringing the total number of customers to 15 thousand at the end of June 2006. MOU decreased by 5.4% y.o.y in the first half of 2006, reaching 81 minutes, as a result of the growth in the subscriber base. ARPU was STD 382.7 thousand in the first half of 2006, an increase of 2.9% over the same period of last year.

Consolidated report _ First half 2006	15

Financial review

Consolidated income statement

Consolidated income statement (1)			Euro million

	1H06	1H05	y.o.y

Operating revenues	3,088.6	3,028.7	2.0%
Wireline	970.4	1,035.0	(6.2%)
Domestic mobile _ TMN	685.1	694.7	(1.4%)
Brazilian mobile _ Vivo (1)	1,014.4	896.5	13.1%
Multimedia _ PT Multimédia	323.8	309.8	4.5%
Other	94.9	92.6	2.4%

Operating costs, excluding D&A	1,998.4	1,851.2	8.0%
Wages and salaries	351.7	337.1	4.3%
Post retirement benefits	23.9	44.7	(46.5%)
Direct costs	402.5	427.8	(5.9%)
Costs of telecommunications	228.8	271.8	(15.8%)
Programming costs	75.3	68.7	9.7%
Directories	38.5	41.6	(7.6%)
Other	59.9	45.7	31.1%
Costs of products sold	290.6	297.2	(2.2%)
Marketing and publicity	72.8	79.3	(8.1%)
Maintenance and repairs	81.4	78.1	4.2%
Supplies and external expenses	516.1	454.6	13.5%
Provisions	150.7	40.1	276.1%
Taxes other than income taxes	90.9	76.4	19.0%
Other operating costs	17.9	16.0	11.4%

EBITDA (2)	1,090.2	1,177.5	(7.4%)
Depreciation and amortisation	597.1	523.3	14.1%
Income from operations (3)	493.1	654.2	(24.6%)

Other expenses (income)	36.7	99.2	(63.0%)
Work force reduction programme costs	25.0	90.5	(72.3%)
Losses (gains) on disposal of fixed assets	(0.2)	0.4	n.m.
Net other costs	11.9	8.2	44.3%
Income before financials and income taxes	456.4	555.0	(17.8%)

Financial expenses (income)	108.9	104.9	3.9%
Net interest expenses	113.7	116.2	(2.2%)
Net foreign currency losses (gains)	(2.0)	(35.9)	(94.5%)
Net losses (gains) on financial assets	12.8	22.0	(41.8%)
Equity in losses (earnings) of affiliates	(45.5)	(28.5)	59.5%
Other financial expenses	29.9	31.1	(3.8%)

Income before income taxes	347.5	450.1	(22.8%)
Provision for income taxes	50.8	(156.3)	n.m.

Income from continued operations	398.3	293.8	35.6%
Income from discontinued operations	0.0	1.6	n.m.
Losses (income) attributable to minority interests	3.2	(11.8)	n.m.
Consolidated net income	401.5	283.5	41.6%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

Consolidated operating revenues

Consolidated operating revenues increased by 2.0% y.o.y in the first half of 2006 to Euro 3,089 million, reflecting the higher contribution from Vivo, due to the appreciation of the Real during the period, and PT Multimédia. On a constant currency basis, consolidated operating revenues would have decreased by 4.5% y.o.y in the first half of 2006, primarily due to the lower contribution from wireline and domestic mobile revenues, which were impacted by the reduction in interconnection rates and by the reduction in Vivo’s operating revenues in local currency.

Consolidated operating revenues _ standalone revenues by segment (1)		Euro million

	1H06	1H05	y.o.y

Wireline	1,053.5	1,116.1	(5.6%)
Domestic mobile _ TMN	719.9	748.1	(3.8%)
Brazilian mobile _ Vivo (1)	1,014.4	896.4	13.2%
Multimedia _ PT Multimédia	324.7	310.3	4.6%
Other and eliminations	(23.8)	(42.2)	(43.5%)

Total operating revenues	3,088.6	3,028.7	2.0%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

Wireline _ Operating revenues from the wireline business decreased by 5.6% y.o.y (Euro 63 million) to Euro 1,053 million in the first half of 2006. In the first half of 2006, the growth in revenues from ADSL and pricing plans was not sufficient to offset the decrease in access and traffic revenues, driven by continued competition from fixed and mobile operators. The negative impact of lower fixed-to-mobile interconnection rates was Euro 17 million in the first half of 2006.

TMN _ TMN operating revenues decreased by 3.8% y.o.y (Euro 28 million) in the first half of 2006 to Euro 720 million, primarily as a result of lower interconnection revenues. Fixed-to-mobile and mobile-to-mobile interconnection rates registered an average annual reduction of 21.7% and 22.1% respectively in the first half of 2006, with both reaching Euro 0.12 per minute for TMN in April 2006. Interconnection rates continued to fall by Euro 0.50 cents per quarter to Euro 0.11 per minute in October 2006. The impact of lower interconnection rates on TMN’s revenues in the first half of 2006 amounted to Euro 30 million. Excluding this effect, TMN operating revenues would have remained flat in the first half of 2006.

Vivo _ Vivo operating revenues increased by 13.2% y.o.y in the first half of 2006 to Euro 1,014 million, underpinned by the 23.1% y.o.y appreciation of the Real against the Euro (Euro 190 million). Vivo operating revenues fell by 8.1% y.o.y in the first half of 2006, in local currency and in accordance with IFRS, due to the challenging operating environment.

PT Multimédia _ PT Multimédia operating revenues increased by 4.6% y.o.y in the first half of 2006 to Euro 325 million, as a result of the increase in Pay-TV and cable Internet revenues, which rose by 5.4%

Consolidated report _ First half 2006	17

in the period. This growth was driven by the improvement in ARPU, primarily underpinned by the take-up of the digital package TV Cabo Funtastic Life.

Consolidated operating revenues _ contribution by segment (1)		Euro million

	1H06	1H05	y.o.y

Wireline	970.4	1,035.0	(6.2%)
Domestic mobile _ TMN	685.1	694.7	(1.4%)
Brazilian mobile _ Vivo (1)	1,014.4	896.5	13.1%
Multimedia _ PT Multimédia	323.8	309.8	4.5%
Other	94.9	92.6	2.4%

Total operating revenues	3,088.6	3,028.7	2.0%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in fixed-to-mobile interconnection rates during the period in analysis.

EBITDA

EBITDA decreased by 7.4% y.o.y in the first half of 2006 to Euro 1,090 million, equivalent to an EBITDA margin of 35.3% . The Euro 87 million reduction in EBITDA is primarily explained by the: (1) negative impact of lower interconnection rates (Euro 18 million); (2) one-off reversal of a provision relating to a receivable from Angola Telecom (Euro 23 million) booked in the first quarter of 2005, and (3) a provision in Vivo related to billing problems in connection with the systems migration to a unified platform (Euro 30 million).

EBITDA by business segment (1) (2)			Euro million

	1H06	1H05	y.o.y	Margin

Wireline	486.9	521.7	(6.7%)	46.2
Domestic mobile _ TMN	318.8	334.2	(4.6%)	44.3
Brazilian mobile _ Vivo (1)	197.6	241.0	(18.0%)	19.5
Multimedia _ PT Multimédia	106.2	96.1	10.5%	32.7
Other	(19.3)	(15.5)	24.0%	n.m.

Total EBITDA	1,090.2	1,177.5	(7.4%)	35.3
EBITDA margin (%)	35.3	38.9	(3.6pp)

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06. (2) EBITDA = Income from operations + depreciation and amortisation

Wireline _ In the first half of 2006, the EBITDA of the wireline business decreased by 6.7% y.o.y to Euro 487 million. Adjusting for the one-off impact of the receivable from Angola Telecom booked in the first quarter of 2005, wireline’s EBITDA would have decreased by 2.3% y.o.y in the first half of 2006 against the same period of last year, primarily as a result of the reduction in traffic revenues and the level of line loss.

PT Multimédia _ PT Multimédia’s contribution to consolidated EBITDA improved by 1.6pp y.o.y to 9.7% in the first half of 2006, underpinned by ARPU and margin improvements in the period.

Mobile businesses _ The contribution to consolidated EBITDA from the mobile businesses decreased by 1.5p. p to 47.4% in the first half of 2006, primarily as a result of the decrease in Vivo’s EBITDA. The reduction in Vivo’s EBITDA in the first half of 2006, on a constant currency basis, was driven mainly by the increase in provisions, call centre costs and outsourcing costs. In the case of TMN, excluding the negative impact of lower fixed-to-mobile rates, which amounted to Euro 16 million in the first half of 2006, EBITDA would have remained flat at Euro 335 million in the first half of 2006.

Other EBITDA _ Other EBITDA was negative Euro 19 million in the first half of 2006, as compared to negative Euro 16 million in the previous year, primarily as a result of lower management fees in: (1) Unitel, which did not book management fees in the first half of 2006 as the management contract that ended in December 2005 is currently being negotiated, and (2) Vivo, which posted a weaker operational and share price performance in the period, thus resulting in a lower management fee.

Consolidated operating costs

Consolidated operating costs amounted to Euro 2,595 million in the first half of 2006, an increase of 9.3% y.o.y, mainly as a result of the appreciation of the Real against the Euro and higher provisions. On a constant currency basis, operating costs would have increased by 0.6% y.o.y in the first half of 2006.

Consolidated operating costs (1)			Euro million

	1H06	1H05	y.o.y	% Revenues

Wages and salaries	351.7	337.1	4.3%	11.4
Post retirement benefits	23.9	44.7	(46.5%)	0.8
Direct costs	402.5	427.8	(5.9%)	13.0
Telecommunication costs	228.8	271.8	(15.8%)	7.4
Programming costs	75.3	68.7	9.7%	2.4
Directories	38.5	41.6	(7.6%)	1.2
Other	59.9	45.7	31.1%	1.9
Costs of products sold	290.6	297.2	(2.2%)	9.4
Marketing and publicity	72.8	79.3	(8.1%)	2.4
Supplies and external expenses	516.1	454.6	13.5%	16.7
Provisions	150.7	40.1	276.1%	4.9
Taxes other than income taxes	90.9	76.4	19.0%	2.9
Other operating costs	99.3	94.2	5.4%	3.2

Operating costs, excluding D&A	1,998.4	1,851.2	8.0%	64.7

Depreciation and amortisation	597.1	523.3	14.1%	19.3

Total operating costs	2,595.5	2,374.5	9.3%	84.0

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

Wages and salaries _ Wages and salaries increased by 4.3% y.o.y in the first half of 2006 to Euro 352 million and represented 11.4% of consolidated operating revenues. On a constant currency basis, wages and salaries would have decreased by 1.1% y.o.y, primarily as a result of the 4.2% y.o.y decrease in wireline. These effects were partially offset by the 19.8% y.o.y increase in wages and salaries of Mobitel (in local currency), PT’s call centre business in Brazil, due to the incorporation of 1,121 additional employees.

Consolidated report _ First half 2006	19

Post retirement benefit costs _ Post retirement benefit costs (PRB) decreased by 46.5% y.o.y in the first half of 2006 to Euro 24 million, primarily as a result of: (1) the net effect in the interest cost of the reduction in the discount rate from 5.3% in the first half of 2005 to 4.86% in the first half of 2006 (Euro 9 million), and (2) the improvement in the expected return on assets resulting from the contributions made to the pension funds, including the Euro 300 million extraordinary contribution made in the second quarter of 2006 (15 million).

Direct costs _ Direct costs decreased by 5.9% y.o.y to Euro 402 million in the first half of 2006. This cost item represented 13.0% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, decreased by 15.8% to Euro 229 million in the first half of 2006, primarily due to lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal. Telecommunications costs accounted for 7.4% of consolidated operating revenues. Programming costs increased by 9.7% y.o.y to Euro 75 million, primarily as a result of the launch of PT Multimédia’s digital offer in the second quarter of 2005 and the introduction of a new premium content movie channel.

Costs of products sold _ Costs of products sold decreased by 2.2% y.o.y in the first half of 2006 to Euro 291 million, despite the increase related with the appreciation of the Real against the Euro (Euro 38 million). On a constant currency basis, costs of products sold decreased by 14.9% y.o.y to Euro 253 million in the first half of 2006, primarily as a result of lower commercial activity at Vivo as compared to the same period of last year.

Marketing and publicity costs _ Marketing and publicity costs decreased by 8.1% y.o.y in the first half of 2006 to Euro 73 million, primarily as a result of the reduction in TMN (Euro 5 million) and in the wireline business (Euro 3 million). These effects were partially offset by the appreciation of the Real against the Euro (Euro 7 million). On a constant currency basis, marketing and publicity costs would have decreased by 16.8% y.o.y in the period.

Supplies and external expenses _ Supplies and external expenses increased by 13.5% y.o.y in the first half of 2006 to Euro 516 million, mainly as a result of the appreciation of the Real against the Euro (Euro 42 million). On a constant currency basis, supplies and external expenses would have increased by 4.3% y.o.y in the period, primarily as a result of the increase in commissions at TMN and Vivo, and the increase in outsourcing and call centre expenses at Vivo related to increased commercial activity. Supplies and external expenses accounted for 16.7% of consolidated operating revenues.

Provisions _ Provisions increased from Euro 40 million in the first half of 2005 to Euro 151 million in the first half of 2006. The increase in this cost item is primarily related with the increases of Euro 30 million and Euro 81 million in the wireline business and Vivo respectively. The increase in wireline is primarily related to the reversal of a provision in the first quarter of 2005 for a receivable from Angola Telecom

(Euro 23 million) that had been fully provided for in previous years. The increase in Vivo is explained mainly by the impact of the appreciation of the Real against the Euro (Euro 23 million) and a higher level of bad debt provisioning, resulting from billing problems associated with the systems migration to a unified platform. In the first half of 2006, provisions accounted for 4.9% of consolidated operating revenues.

Taxes _ Taxes other than income taxes, which mainly includes indirect taxes and spectrum fees (TMN and Vivo), increased from Euro 76 million in the first half of 2005 to Euro 91 million in the first half of 2006, of which Euro 13 million relates to the Real appreciation during the period. On a constant currency basis, taxes other than income taxes would have increased by 2.5% y.o.y in the period, due to the increase in spectrum fees in Vivo.

Depreciation and amortisation costs _ Depreciation and amortisation costs rose by 14.1% y.o.y in the first half of 2006 to Euro 597 million, mainly due to the increase in the contribution of Vivo (Euro 56 million) and PT Multimédia (Euro 13 million) to consolidated D&A. The increase in Vivo’s D&A costs is primarily related to: (1) the impact of the Real appreciation against the Euro in the amount of Euro 48 million, and (2) the higher level of capex in 2005 related to network expansion and coverage. This cost item accounted for 19.3% of consolidated operating revenues.

Net income

Workforce reduction programme costs _ Workforce reduction programme costs amounted to Euro 25 million in the first half of 2006, as compared to Euro 91 million in the same period of last year.

Net interest expenses _ Net interest expenses decreased by 2.2% y.o.y to Euro 114 million in the first half of 2006, primarily as a result of the reduction of approximately 0.1% in the average cost of debt to 5.9% in the first half of 2006, as compared to the same period of 2005, and the decrease in the average net debt in the first half of 2006, as compared to the same period of 2005. These effects were partially offset by the impact of the Real appreciation against the Euro (Euro 8 million). On a constant currency basis, net interest expenses would have decreased by 8.9% y.o.y. Excluding Brazil, the average cost of debt was 4.0%, as compared to 4.2% in the first half of 2005, benefiting from the increase of Euro 1 million in the fair value of the equity option associated with the December 2006 convertible bond. Adjusting for the latter effect, the cost of debt excluding Brazil was 4.1% .

Net foreign currency gains _ Net foreign currency gains amounted to Euro 2 million in the first half of 2006, as compared to Euro 36 million in the first half of 2005. In the first half of 2006, this item included mainly foreign currency gains related to Vivo’s US Dollar debt not swapped to Reais, in connection with the appreciation of the Real against the Dollar, which was offset primarily by currency losses related

Consolidated report _ First half 2006	21

with dividends receivable from Unitel (denominated in US Dollars), following the devaluation of the US Dollar against the Euro in the period. The gains recorded in the first half of 2005 were primarily related to: (1) Vivo’s US Dollar debt not swapped to Reais, in connection with the appreciation of the Real against the Dollar, and (2) inter-company loans granted by PT to Vivo (denominated in US Dollars), in connection with the appreciation of the US Dollar against the Euro.

Net losses on financial assets _ Net losses on financial assets amounted to Euro 13 million in the first half of 2006, as compared to net losses of Euro 22 million in the first half of 2005. This item included mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PT Multimédia shares (net losses of Euro 7 million in the first half of 2006, as compared to net gains of Euro 0.2 million in the first half of 2005); (2) Vivo’s free-standing cross currency derivatives (net gains of Euro 1 million in the first half of 2006, as compared to net losses of Euro 30 million in the first half of 2005), and (3) PT’s free-standing interest rate derivatives (net losses of Euro 8 million in the first half of 2006, as compared to net gains of Euro 10 million in the same period of last year).

Equity in earnings of affiliates _ Equity in earnings of affiliates in the first half of 2006 amounted to Euro 45 million, as compared to Euro 29 million in the first half of 2005. This item included mainly PT’s share in the earnings of Unitel in Angola (Euro 35 million), Médi Télécom in Morocco (Euro 11 million), CTM in Macao (Euro 7 million) and UOL in Brazil (Euro 4 million), which are offset by the recognition of losses related with a potential investment in Congo (Euro 8 million). The improvement in this item of Euro 17 million is primarily explained by the increase in the earnings of Unitel (from Euro 14 million to Euro 35 million).

Other financial expenses _ Other financial expenses amounted to Euro 30 million in the first half of 2006, as compared to Euro 31 million in the first half of 2005 and included mainly banking services, commissions, financial discounts and other financing costs.

Provision for income taxes _ Provision for income taxes in the first half of 2006 was negative and amounted to Euro 51 million due to: (1) the recognition of a tax credit amounting to Euro 53 million in the first quarter of 2006, following the liquidation of a holding company, and (2) a gain amounting to Euro 142 million recorded in the second quarter of 2006, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains. As part of the ongoing internal corporate restructuring, PT adopted the voluntary taxation regime on capital gains. As a result, PT used the tax losses carryforward balance to offset the tax due. Adjusting for these one-off effects in 2006, the provision for income taxes would have been Euro 143 million, as compared to Euro 156 million in the first half of 2005, corresponding to an effective tax rate of 42% (35% in the first half of 2005). The increase in the effective tax rate is primarily explained by the higher losses recorded by Vivo.

Discontinued operations _ Discontinued operations include the results of companies that have been disposed during the reportable periods, and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Serviços (PT Multimédia’s media business) and PrimeSys, these businesses were reported as discontinued operations in the first half of 2005, in accordance with IFRS rules. As a result, the earnings of these companies were included in this item during 2005 until the effective date of the disposals, which were concluded on 25 August in the case of Lusomundo Serviços and on 25 November in the case of PrimeSys.

Minority interests _ Losses attributable to minority interests amounted to Euro 3 million in the first half of 2006, as compared to income attributable to minority interests of Euro 12 million in the same period of last year. In the first half of 2006, this item included primarily the losses attributable to minority interests of Vivo’s subsidiaries (Euro 29 million, as compared to income of Euro 1 million in the first half of 2005), and the income attributable to minority interests of PT Multimédia (Euro 18 million, as compared to Euro 5 million in the first half of 2005).

Net income _ Net income increased by 41.6% y.o.y in the first half of 2006 to Euro 402 million, primarily as a result of the one-off effect of the tax restructuring completed in the period.

Capex

Capex by business segment (1)				Euro million

	1H06	1H05	y.o.y	% Revenues

Wireline	99.6	96.5	3.2%	9.5
Domestic mobile _ TMN	51.5	47.7	7.9%	7.2
Brazilian mobile _ Vivo (1)	114.6	143.0	(19.9%)	11.3
Multimedia _ PT Multimédia	75.3	55.6	35.5%	23.2
Other	15.3	25.5	(40.0%)	n.m.

Total capex	356.3	368.3	(3.3%)	11.5

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

Total capex _ Total capex decreased by 3.3% y.o.y in the first half of 2006 to Euro 356 million, primarily as a result of the reduction in Vivo’s contribution on a constant currency basis (Euro 50 million), which was partially offset by the impact of the appreciation of the Real against the Euro (Euro 22 million), and the growth of PT Multimédia’s capex. On a constant currency basis, capex would have decreased by 9.3% y.o.y. Total capex was equivalent to 11.5% of consolidated operating revenues.

Wireline _ Wireline capex increased by 3.2% y.o.y in the first half of 2006 to Euro 100 million, equivalent to 9.5% of operating revenues. Wireline capex was directed mainly towards the continued investment in broadband.

Consolidated report _ First half 2006	23

TMN _ TMN’s capex increased by 7.9% y.o.y in the first half of 2006 to Euro 51 million, equivalent to 7.2% of operating revenues, primarily as a result of the acceleration of 3G capex, which in the first half of 2006 represented approximately 80% of TMN’s network capex.

Vivo _ PT’s share of Vivo’s capex decreased by 19.9% y.o.y in the first half of 2006 to Euro 115 million, corresponding to 11.3% of operating revenues. Vivo’s capex, in local currency, decreased by 34.9% y.o.y, mainly as a result of lower network-related capex. Vivo’s capex in the first half of 2006 was primarily directed towards: (1) network coverage and quality, and (2) the consolidation and rationalisation of billing, CRM and ERP information systems.

PT Multimédia _ PT Multimédia’s capex increased from Euro 56 million in the first half of 2005 to Euro 75 million in the first half of 2006, primarily as a result of: (1) the investment in additional transponder capacity; (2) the increase in homes passed and the restructuring of the architecture of the access network to provide fibre to the hub in order to allow for greater bandwidth, and (3) the increase in terminal equipment in connection with the digitalisation programme.

Other capex _ Other capex totalled Euro 15 million in the first half of 2006, as compared to Euro 25 million in the same period of last year. This item includes capex related to fully consolidated businesses not included in the main segments as well as capex of PT’s instrumental companies.

Cash flow

EBITDA minus Capex by business segment (1)				Euro million

	1H06	1H05	y.o.y	% Revenues

Wireline	387.3	425.2	(8.9%)	36.8
Domestic mobile _ TMN	267.3	286.5	(6.7%)	37.1
Brazilian mobile _ Vivo (1)	83.0	98.0	(15.3%)	8.2
Multimedia _ PT Multimédia	30.9	40.5	(23.7%)	9.5
Other	(34.5)	(41.0)	(15.7%)	n.m.

Total EBITDA minus Capex	734.0	809.2	(9.3%)	23.8

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 2.6925 in 1H06.

EBITDA minus Capex _ EBITDA minus Capex decreased by 9.3% y.o.y to Euro 734 million in the first half of 2006. On a combined basis, the domestic businesses accounted for approximately 93% of total EBITDA minus Capex.

Free cash flow			Euro million

	1H06	1H05	y.o.y

EBITDA minus Capex	734.0	809.2	(9.3%)
Non-cash items included in EBITDA
Post retirement benefit costs (PRB)	23.9	44.7	(46.5%)
Non-current provisions, tax provisions & other non-cash items	9.3	23.4	(60.4%)
Change in working capital	(126.5)	(255.2)	(50.4%)

Operating free cash flow	640.7	622.2	3.0%

Acquisition of financial investments (1)	(32.4)	(10.5)	209.0%
Disposals (2)	0.0	15.9	n.m.
Interest paid	(251.0)	(138.3)	81.5%
Payments related to PRB (3)	(147.2)	(183.0)	(19.6%)
Income taxes paid by certain subsidiaries	(20.8)	(24.1)	(13.4%)
Other cash movements	(18.7)	(18.9)	(0.8%)

Free cash flow	170.5	263.4	(35.3%)

(1) In the first half of 2006, this item included PT’s contribution for the share capital increase in BES (Euro 19 million). (2) In the first half of 2005, this item included Euro 15 million from the disposal of Intelsat. (3) In the first half of 2006, this item included: (i) Euro 47 million of contributions to the pension funds; (ii) Euro 72 million related to payments of salaries to pre-retired and suspended employees; (iii) Euro 16 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees, and (iv) Euro 13 million related to the workforce reduction costs.

Operating free cash flow _ In the first half of 2006, operating free cash flow increased by 3.0% y.o.y to Euro 641 million, primarily as a result of lower investment in working capital, which was partially offset by the Euro 75 million reduction in EBITDA minus capex. The investment in working capital in the first half of 2006 was mainly related to a decrease of Euro 103 million in accounts payable to fixed asset suppliers, mainly in Vivo and TMN, in connection with the capex incurred in the fourth quarter of 2005.

Free cash flow _ Free cash flow decreased from Euro 263 million in the first half of 2005 to Euro 170 million in the first half of 2006, primarily due to the increase in interest paid: (1) at Portugal Telecom, which in the first half of 2006 included both the annual interest paid on the Eurobonds issued in March and June 2005 and the last annual instalment of interest on the Eurobond repaid in February 2006, and (2) at Vivo, in connection with the debt restructuring undertaken in the first half of 2006, which used consolidated cash to prepay part of its gross debt, including accrued interest. This effect was partially offset by the increase in operating free cash flow and the reduction in payments related to post retirement benefits, due to the higher level of curtailments in the first half of 2005.

Consolidated report _ First half 2006	25

Consolidated balance sheet

Consolidated balance sheet (1)		Euro million

	30 June 2006	31 December 2005

Current assets	3,574.3	6,153.7
Cash and equivalents	1,491.8	3,911.8
Accounts receivable, net	1,490.0	1,633.5
Inventories, net	213.0	170.3
Taxes receivable	192.2	203.8
Prepaid expenses and other current assets	187.3	234.3
Non-current assets	9,921.4	10,475.1
Accounts receivable, net	15.5	20.5
Prepaid expenses	2.9	3.4
Taxes receivable	118.0	117.2
Financial investments	541.5	521.7
Intangible assets, net	3,514.1	3,601.6
Tangible assets, net	3,878.1	4,062.0
Deferred taxes	1,148.2	1,387.8
Other non-current assets	703.1	760.8

Total assets	13,495.7	16,628.8

Current liabilities	3,629.9	4,947.5
Short-term debt	1,447.2	2,415.6
Accounts payable	946.3	1,129.9
Accrued expenses	564.7	707.9
Deferred income	197.0	208.2
Taxes payable	254.0	237.2
Current provisions and other liabilities	220.6	248.7
Non-current liabilities	7,362.4	9,099.2
Medium and long-term debt	4,425.0	5,168.6
Accounts payable	4.7	6.1
Taxes payable	30.4	30.9
Deferred income	0.4	0.4
Accrued post retirement liability	1,990.4	2,635.9
Deferred taxes	55.5	334.9
Non-current provisions and other liabilities	856.0	922.4

Total liabilities	10,992.4	14,046.7

Equity before minority interests	1,788.4	1,828.4
Minority interests	714.9	753.7

Total shareholders' equity	2,503.3	2,582.1

Total liabilities and shareholders' equity	13,495.7	16,628.8

(1) Considering a Euro/Real exchange rate of 2.7440 at year-end 2005 and 2.7829 at the end of June 2006.

Assets and liabilities _ The decrease in assets and liabilities in the first half of 2006 is explained mainly by the reduction in gross debt and cash, resulting from the repayment of the February 2006 Eurobond amounting to Euro 900 million and the dividends paid in the second quarter of 2006 amounting to Euro 553 million.

The net exposure to Brazil _ The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,517 million as at 30 June 2006 (Euro 2,701 million at the Euro/Real exchange rate prevailing as at 30 June 2006). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2006 amounted to Euro 4,927 million, equivalent to approximately 37% of total assets. Approximately 95% of PT’s net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

Gearing ratio _ The gearing ratio [net debt / (net debt + shareholders’ equity)] increased to 63.6% as at 30 June 2006, which compares with 58.7% as at 31 December 2005, while the shareholders’ equity plus long-term debt to total assets ratio increased to 51.3% from 46.6% . As at 30 June 2006, the net debt to EBITDA ratio was 2.0 times and EBITDA cover was 9.6 times.

Consolidated net debt

Change in net debt		Euro million

	1H06	1H05

Net debt (initial balance)	3,672.5	3,573.2
Less: free cash flow	170.5	263.4
Less: net debt from discontinued operations (media segment + PrimeSys)	0.0	39.3
Changes in the FV of certain foreign currency derivatives used for hedging	(1.1)	15.1
Translation effect on foreign currency debt	(8.4)	97.3
Recognition of equity swap over PT Multimédia shares (1)	(27.4)	0.0
Dividends paid by PT and PT Multimédia	553.3	419.6
Warrants issued by PT Multimédia	0.0	59.0
Acquisitions of treasury shares (2)	62.1	150.9
Extraordinary contribution to fund healthcare post retirement benefits	300.0	300.0
Reverse stock split at Vivo's listed subsidiaries (3)	0.0	(16.8)
Net debt (final balance)	4,380.5	4,295.6

Change in net debt	708.0	722.4
Change in net debt (%)	19.3%	20.2%

(1) This item corresponds to the amount received by PT as a result of the adjustment in the initial price of the equity swaps over 30.6 million PT Multimédia shares. (2) This item corresponds to the notional amount of equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM. (3) This caption is primarily related with the reverse stock split done by subsidiaries of Brasilcel, whereby old shares were grouped and exchanged for new shares with a higher nominal value. In this financial operation, certain shareholders did not exercise their right to exchange old shares for new shares and, as a result, these new shares were subscribed by other shareholders with the corresponding proceeds being cashed in by the subsidiaries of Brasilcel. These proceeds can be claimed back by the old shareholders and, accordingly, a liability was recorded by Brasilcel’s subsidiaries and included in PT’s balance sheet.

Net debt _ Consolidated net debt as at 30 June 2006 increased to Euro 4,380 million, as compared to Euro 3,672 million as at 31 December 2005. The free cash flow of Euro 170 million generated in the period was more than offset by: (1) the dividends paid in the first half by PT and PT Multimédia amounting to Euro 553 million; (2) the extraordinary contribution of Euro 300 million to fund post retirement health care obligations, and (3) the equity swaps contracted in the first half of 2006 over 7.4 million PT shares with a notional amount of Euro 62 million. The change in net debt in the first half of 2006 was similar to the change that occurred in the first half of 2005, as the decrease in free cash flow generated in the period, due to higher interest payments, was offset by the translation effects on foreign currency debt.

Consolidated report _ First half 2006	27

Consolidated net debt				Euro million

	30 June 2006	31 December 2005	Change	Change (%)

Short-term	1,447.2	2,415.6	(968.4)	(40.1%)
Bank loans	441.0	407.8	33.3	8.2%
Bonds	0.0	899.5	(899.5)	n.m.
Exchangeable bonds	389.0	390.3	(1.3)	(0.3%)
Other loans	425.0	589.7	(164.7)	(27.9%)
Liability with equity swaps on own shares (1)	164.1	102.0	62.1	60.8%
Financial leases	28.1	26.2	1.9	7.2%
Medium and long-term	4,425.0	5,168.6	(743.6)	(14.4%)
Bank loans	1,052.4	1,773.9	(721.5)	(40.7%)
Bonds	3,135.3	3,138.0	(2.7)	(0.1%)
Other loans	2.9	31.2	(28.4)	(90.9%)
Financial leases	234.5	225.5	9.0	4.0%

Total debt	5,872.3	7,584.2	(1,712.0)	(22.6%)
Cash and equivalents	1,491.8	3,911.8	(2,420.0)	(61.9%)

Net debt	4,380.5	3,672.5	708.0	19.3%

(1) This item corresponds to the notional amount of equity swaps contracted over 20.6 million PT shares for the share buyback approved at the April 2005 AGM.

Total debt _ As at 30 June 2006, 75.4% of total debt was medium and long-term, while 69.8% of total debt was at fixed rates. As at 30 June 2006, 85.1% of total debt was denominated in Euros, 2.1% in US Dollars and 12.6% in Brazilian Reais. As at 30 June 2006, the only loans with rating triggers were four EIB loans totalling Euro 375 million. PT’s rating was lowered to BBB- by S&P and to Baa2 by Moody’s on 3 August 2006. Following the rating revision, PT is in the process of renegotiating the terms and conditions of the EIB loans. PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 425 million had been drawn down as at 30 June 2006. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 75 million had been drawn down as at 30 June 2006. As such, the total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 1,275 million as at 30 June 2006.

The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 641 million as at 30 June 2006. Approximately 90% of Vivo’s net debt is either Real-denominated or has been swapped into Reais.

Net debt maturity profile		Euro million

Maturity	Net debt	Notes

2006	(290.7)	Net cash position, including a Euro 390 million Exchangeable Bond issued in December 2001
2007	496.5
2008	321.2
2009	1,027.2	Includes a Euro 880 million Eurobond issued in April 1999
2010	229.0
2011	124.2
2012	1,094.5	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	115.9
2014	52.1
2015 and following	1,210.5	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	4,380.5

On 21 February 2006, PT repaid the Euro 900 million Eurobond issued in February 2001. PT’s average cost of debt and maturity in the first half of 2006 was 5.9% and 6.9 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, PT’s average cost of debt was

4.0%, as compared to 4.2% in the first half of 2005, benefiting from the increase of Euro 1 million in the fair value of the equity option associated with the December 2006 convertible bond. Adjusting for the latter effect, the cost of debt excluding Brazil was 4.1% . The maturity of the debt excluding Brazil was 7.5 years at the end of June 2006.

Debt ratings

	Current	Outlook	Last change

Standard & Poor's	BBB-	Negative	3 August 2006
Moody's	Baa2	Negative	3 August 2006
Fitch Ratings	BBB	Negative	4 August 2006

Post retirement benefits

PBO _ As at 30 June 2006, the projected benefit obligations (PBO) of PT’s post retirement benefits, including pensions, healthcare obligations and salaries to pre-retired and suspended employees, amounted to Euro 4,806 million. The PBO was computed based on a discount rate of 5.0% for pensions and healthcare obligations, and 4.25% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants, covering approximately 33,200 employees (27% still in active duty) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

Change in gross unfunded obligations	Euro million

1H06

Gross unfunded obligations (initial balance)	2,635.9
Post retirement benefits	23.9
Curtailment cost	25.0
Contributions and payments	(447.2)
Net actuarial gains	(247.2)
Gross unfunded obligations (final balance)	1,990.4

Change in gross unfunded obligations	(645.5)
Change in gross unfunded obligations (%)	(24.5%)

Net actuarial gains _ In the first half of 2006, net actuarial gains amounted to Euro 247 million, as a result of the net effect of: (1) the Euro 312 million actuarial gain that resulted from the increase in the discount rate for pension and healthcare to 5.0% (previously 4.5%) and for salaries to 4.25% (previously 3.5%), and (2) the Euro 65 million actuarial loss resulting from the actual performance of the pension funds in the period being lower than the expected rate of return on plan assets, notwithstanding having outperformed the defined benchmark.

Post retirement benefit costs _ Post retirement benefit costs decreased by Euro 21 million in the first half of 2006 to Euro 24 million, primarily as a result of: (1) the net effect in the interest cost of the reduction in the discount rate (Euro 9 million), and (2) the improvement in the expected return on assets resulting from the contributions made to the pension funds, including the Euro 300 million extraordinary

Consolidated report _ First half 2006	29

contribution made in the second quarter of 2006. During the first half of 2006, the payments and contributions made related to post retirement benefits totalled Euro 447 million.

Payments and Contributions	Euro million

1H06

Extraordinary contribution to PT Prestações	300.0
Regular contributions	46.8
Payments of salaries to pre-retired and suspended employees and other (1)	84.8
Payments to PT ACS	15.6

Payments related to post retirement benefit costs	447.2

(1) This item includes Euro 13 million related with 2005 curtailments.

Shareholders’ equity (excluding minority interests)

Shareholders' equity _ As at 30 June 2006, shareholders' equity excluding minority interests amounted to Euro 1,788 million, a decrease of Euro 40 million during the first half of 2006.

Change in shareholders’ equity (excluding minority interests)	Euro million

1H06

Equity before minority interests (initial balance)	1,828.4
Net income	401.5
Currency translation adjustments (1)	(43.8)
Net actuarial losses, net of tax effect	179.7
Dividends paid	(526.4)
Acquisition of treasury stock (2)	(62.1)
Hedge accounting of financial instruments and change in the FV of investments available for sale	11.1
Shareholders' equity before minority interests (final balance)	1,788.4

Change in equity before minority interests	(40.0)
Change in equity before minority interests (%)	(2.2%)

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Related to equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 720 million at year-end 2005 to Euro 517 million as at 30 June 2006.

Change in distributable reserves	Euro million

1H06

Distributable reserves (initial balance)	719.8
Dividends paid	(526.4)
Net income under Portuguese GAAP	347.6
Unpaid dividends by subsidiaries	(21.2)
Other	(2.8)
Distributable reserves (final balance)	517.1

Change in distributable reserves in the period	(202.8)
Change in distributable reserves in the period (%)	(28.2%)

Share capital restructuring	1,072.4
Share buyback executed through equity swaps	(164.1)
Adjusted distributable reserves	1,425.4

Distributable reserves _ Distributable reserves may be negatively impacted by a depreciation of the Euro/Real exchange rate. Taking into account the level of PT’s exposure to Brazil as at 30 June 2006, such depreciation would only have a negative impact on distributable reserves if the Real were to depreciate against the Euro beyond a Euro/Real exchange rate of 4.1.

Adjusted distributable reserves _ Following the completion on 11 September 2006 of the approved share capital reduction to Euro 395,099,775, adjusted distributable reserves as at 30 June 2006 would have amounted to Euro 1,425 million, including the impact of the share buyback already executed up to 6 February 2006 (Euro 164 million).

Consolidated report _ First half 2006	31

Employees

Number of employees and productivity ratios
	30 June 2006	30 June 2005	y.o.y	y.o.y

Domestic market	13,191	13,724	(533)	(3.9%)
Wireline	7,723	8,257	(534)	(6.5%)
Domestic mobile _ TMN	1,165	1,155	10	0.9%
Multimedia _ PT Multimédia	1,338	1,323	15	1.1%
Other	2,965	2,989	(24)	(0.8%)
International market	18,601	17,323	1,278	7.4%
Brazilian mobile _ Vivo (1)	2,884	3,016	(132)	(4.4%)
Other (2)	15,717	14,307	1,410	9.9%
Total	31,792	31,047	745	2.4%

Fixed lines per employee	574	538	36	6.6%
Mobile cards per employee
TMN	4,603	4,422	180	4.1%
Vivo	4,945	4,716	229	4.9%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo. (2) The increase in this item results primarily from the insourcing of additional 1,121 call centre employees at Mobitel, PT's call centre business in Brazil. As at 30 June 2006, Mobitel had a total of 14,466 employees, an increase of 8.4% y.o.y.

At the end of June 2006, the number of staff employed by PT totalled 31,792 employees, of which 41.5% were located in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 6.6% y.o.y in the first half of 2006 to 574 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 4.1% to 4,603 cards. At the end of June 2006, the total number of staff employed by Vivo decreased by 4.4% y.o.y to 5,768 employees, with the ratio of mobile cards per employee increasing by 4.9% y.o.y to 4,945 cards.

First half key events and recent developments

Shareholder remuneration

  21 April _ PT’s shareholders approved at the AGM the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005, representing an increase of 35.7% over the previous year. The dividend was paid on 19 May 2006.

  3 August _ PT’s Board of Directors announced its intention to increase the shareholder remuneration package announced on 6 March 2006 for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion (including the dividend already paid in May 2006 of Euro 536 million). The shareholder remuneration package should consist of an extraordinary cash return of Euro 1.9 billion, or Euro 1.75 per share, within the next 12 months, and a commitment to continue to implement a progressive dividend policy, in addition to the distribution of PT Multimédia shares (see PT Multimédia spin-off below). The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

PT Multimédia spin-off

  3 August _ PT’s Board of Directors announced its intention to spin off PT’s 58.43% interest in PT Multimédia. In this transaction, PT shareholders are expected to receive 4 PT Multimédia shares for each 25 PT shares owned, which at PT Multimédia’s closing price on 2 August 2006 would be equivalent to Euro 1.47 per PT share. The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

Post retirement benefits

  8 May _ PT’s Executive Committee implemented a decision approved in January 2006 to contribute an additional Euro 300 million to a fund to cover healthcare post retirement obligations.

  3 August _ PT’s Board of Directors announced that it intends to reduce the expected funding period of its post retirement benefits deficit from 14 years to 6 years through extraordinary contributions totalling Euro 1.0 billion over the 2006-2008 period, upon achieving an improved labour relations framework.

Consolidated report _ First half 2006	33

  First half _ PT recorded an actuarial gain of Euro 312 million, as a result of the increase in the blended discount rate used for calculating the projected benefit obligations with post retirement benefits, from 4.3% to 4.86%. The gross unfunded post retirement benefit obligations amounted to Euro 1,990 million at the end of June 2006.

Share capital

  21 April _ PT’s shareholders approved at the AGM a share capital increase in the amount of Euro 338,656,950, to be carried out by means of the incorporation of: (1) share issuance premiums in the amount of Euro 91,704,891; (2) legal reserves in the amount of Euro 121,523,559, and (3) special reserve relating to the cancellation of treasury shares in the amount of Euro 125,428,500.
  At the same meeting, the shareholders approved a share capital reduction to the amount of Euro 395,099,775, to be carried out through a reduction in the par value of PT shares, whereby each share will have a par value of Euro 0.35.

  11 May _ PT executed the public deed for the approved share capital increase of Euro 338,656,950 to Euro 1,467,513,450, through the increase in the par value of PT shares from Euro 1 to Euro 1.30.

  11 September _ PT executed the public deed for the approved share capital reduction of Euro 1,072,413,675 to Euro 395,099,775, through the reduction in the par value of PT shares from Euro 1.30 to Euro 0.35. Following the completion of the share capital reduction, adjusted distributable reserves as at 30 June 2006 would have amounted to Euro 1,425 million, including the impact of the share buyback already executed up to 6 February 2006 (Euro 164 million).

Vivo’s GSM network

  20 July _ The Board of Directors of Vivo approved the investment in a GSM/EDGE network overlay convertible into W-CDMA, to be added to the current CDMA network. The investment in a GSM/EDGE network overlay, should enhance Vivo’s competitive position in the market by: (1) reducing handset subsidies, through strong savings in handset procurement; (2) providing a broader handset portfolio across the various segments; (3) achieving nationwide coverage, through existing roaming agreements; (4) providing a smoother and cheaper evolution to W-CDMA over time, and (5) allowing for the launch of new and innovative services, such as BlackBerry. The GSM/EDGE network overlay may require a capex of approximately R$ 1,080 million.

Vivo corporate restructuring

  22 February _ The shareholders of TCP, TCO, TSD, TLE and CRTPart approved the Vivo corporate restructuring at their respective shareholder meetings. The restructuring was completed on 30 March 2006 and consisted of the merger of shares of TCO into TCP and the merger of TSD, TLE and CRTPart into TCP, which was renamed Vivo Participações S.A.

  31 March _ The ON and PN shares of Vivo Participações started being traded as a single company on the Bovespa and the New York Stock Exchange.

PT Multimédia equity swaps

  14 July _ PT transferred two equity swaps over 30,575,090 PT Multimédia shares, equivalent to 9.9% of PT Multimédia’s share capital, from Banco Santander Totta, SA to Barclays Bank PLC, under the same terms and conditions.

Debt

  8 March _ Moody’s and Standard & Poor’s changed their ratings for PT from A3 and A- to Baa1 and BBB+ respectively.

  3 August _ Moody’s and Standard & Poor’s changed their ratings for PT from Baa1 and BBB+ to Baa2 and BBB- respectively.

  4 August _ Fitch Ratings changed its ratings for PT from BBB+ to BBB.

Board of Directors

  21 April _ PT’s shareholders approved at the AGM the election of the Board of Directors for the 2006–2008 term of office.

Consolidated report _ First half 2006	35

  24 April _ PT’s Board of Directors determined the composition of the Executive Committee, as follows:
     Henrique Granadeiro – CEO
     Zeinal Bava – Vice-president
     Rodrigo Costa – Vice-president
     Luís Pacheco de Melo – CFO
     João Pedro Baptista António Caria
     Rui Pedro Soares

Tender offer

  6 February _ PT was informed that Sonaecom made a preliminary announcement of its intention to launch an unsolicited tender offer for a controlling stake of PT.

  6 March _ PT published the report of the Board of Directors regarding the preliminary public tender offer announced by Sonaecom on 6 February 2006.

Lisbon, 13 September 2006.

The Board of Directors

Consolidated financial statements

Consolidated report _ First half 2006	37

PORTUGAL TELECOM,SGPS, SA

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS PERIODS ENDED 30 JUNE 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005

CONTINUED OPERATIONS
REVENUES
Services rendered	6	2,822,062,266	2,807,617,570
Sales	6	222,709,587	179,904,663
Other revenues	6	43,843,402	41,149,540

	(a)	3,088,615,255	3,028,671,773

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	8	351,678,155	337,051,916
Post retirement benefits	9	23,940,500	44,719,000
Direct costs	10	402,467,184	427,782,951
Depreciation and amortisation	30 and 31	597,073,332	523,301,592
Cost of products sold		290,564,525	297,173,628
Marketing and publicity		72,827,342	79,286,083
Support services		115,309,796	97,805,946
Maintenance and repairs		81,407,410	78,121,811
Supplies and external services	11	400,767,780	356,798,506
Provisions and adjustments for doubtful receivables and other	36	150,658,532	40,060,271
Indirect taxes		90,915,237	76,375,041
Other operating expenses		17,866,976	16,036,971

	(b)	2,595,476,769	2,374,513,716

	(c)=(a)-(b)	493,138,486	654,158,057
Work force reduction program costs	9	25,048,991	90,506,876
Losses on disposals of fixed assets, net		(222,441)	426,379
Other costs, net	13	11,890,358	8,239,205

	(d)	36,716,908	99,172,460

Income before financial results and taxes	(e)=(c)-(d)	456,421,578	554,985,597
Net interest expense		113,706,822	116,242,038
Net foreign currency exchange gains		(1,966,516)	(35,918,074)
Net losses on financial assets	14	12,821,454	22,031,125
Equity in earnings of associated companies, net	28	(45,496,075)	(28,521,519)
Net other financial expenses	15	29,884,283	31,060,601

	(f)	108,949,968	104,894,171

Income before taxes	(g)=(e)-(f)	347,471,610	450,091,426
Minus: Income taxes	16	(50,839,601)	156,338,806

Net income from continued operations		398,311,211	293,752,620

DISCONTINUED OPERATIONS
Net income from discontinued operations	17	-	1,581,199

NET INCOME		398,311,211	295,333,819

Attributable to minority interests	18	(3,225,416)	11,827,758
Attributable to equity holders of the parent		401,536,627	283,506,061

Earnings per share from continued operations
Basic	20	0.36	0.25
Diluted	20	0.35	0.24
Earnings per share from total operations
Basic	20	0.36	0.25
Diluted	20	0.35	0.25

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET
30 JUNE 2006 AND 31 DECEMBER 2005
(Amounts stated in Euro)

	Notes	30 Jun 2006	31 Dec 2005

ASSETS
Current Assets
Cash and cash equivalents		270,946,117	612,158,485
Short-term investments	21	1,220,863,463	3,299,609,953
Accounts receivable - trade	22	1,274,597,891	1,447,291,687
Accounts receivable - other	23	215,443,655	186,201,233
Inventories	24	212,990,600	170,318,145
Taxes receivable	25	192,232,839	203,813,170
Prepaid expenses	26	133,976,415	128,126,411
Other current assets	27	53,293,736	106,210,553

Total current assets		3,574,344,716	6,153,729,637

Non-Current Assets
Accounts receivable - trade		166,477	677,552
Accounts receivable - other	23	15,328,430	19,804,605
Taxes receivable	25	117,990,709	117,244,409
Prepaid expenses		2,926,497	3,429,929
Investments in group companies	28	433,333,547	425,602,626
Other investments	29	108,202,827	96,079,089
Intangible assets	30	3,514,121,915	3,601,620,470
Tangible assets	31	3,878,053,673	4,062,003,121
Deferred taxes	16	1,148,181,476	1,387,811,009
Other non-current assets	27	703,055,775	760,811,964

Total non-current assets		9,921,361,326	10,475,084,774

Total assets		13,495,706,042	16,628,814,411

LIABILITIES
Current Liabilities
Short-term debt	32	1,447,240,492	2,415,606,371
Accounts payable - trade		652,979,671	716,143,471
Accounts payable - other	33	293,344,095	413,744,612
Accrued expenses	34	564,654,235	707,921,185
Deferred income	35	197,041,518	208,155,446
Taxes payable	25	254,043,074	237,236,979
Provisions	36	134,982,379	163,098,954
Other current liabilities	37	85,644,973	85,612,446

Total current liabilities		3,629,930,437	4,947,519,464

Non-Current Liabilities
Medium and long-term debt	32	4,425,032,665	5,168,626,522
Accounts payable - other		4,679,019	6,120,233
Taxes payable	25	30,421,107	30,899,784
Deferred income		429,035	429,155
Provisions	36	118,392,217	113,289,697
Accrued post-retirement liability	9	1,990,425,202	2,635,883,744
Deferred taxes	16	55,451,177	334,867,077
Other non-current liabilities	37	737,616,549	809,101,370

Total non-current liabilities		7,362,446,971	9,099,217,582

Total liabilities		10,992,377,408	14,046,737,046

SHAREHOLDERS' EQUITY
Share capital	38	1,467,513,450	1,128,856,500
Capital issued premium	38	-	91,704,891
Treasury shares	38	(164,099,119)	(102,044,948)
Legal reserve	38	82,706,881	179,229,361
Reserve for treasury shares	38	-	125,428,500
Accumulated earnings	38	402,312,886	405,216,985

Equity excluding minority interests		1,788,434,098	1,828,391,289
Minority interests	18	714,894,536	753,686,076

Total equity		2,503,328,634	2,582,077,365

Total liabilities and shareholders' equity		13,495,706,042	16,628,814,411

The accompanying notes form an integral part of these financial statements.

Consolidated report _ First half 2006	39

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES
FOR THE SIX MONTHS PERIODS ENDED 30 JUNE 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005

Income and expenses recognised directly in shareholders' equity
Accrued post-retirement liability
Net actuarial gains	9.6	247,232,776	-
Tax effect	16	(67,556,356)	-
Financial instruments and investments
Hedge accounting	39	17,902,619	(8,698,343)
Investments available for sale	29	(2,575,305)	238,573
Tax effect	16	(4,215,011)	2,326,437
Foreign currency translation adjustments		(43,825,532)	575,945,551

		146,963,191	569,812,218
Income recognised in the consolidated income statement		398,311,211	295,333,819

Total income recognised in the period		545,274,402	865,146,037

Attributable to minority interests		(3,225,416)	11,827,758
Attributable to equity holders of the parent		548,499,818	853,318,279

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS PERIODS ENDED 30 JUNE 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005

OPERATING ACTIVITIES
Collections from clients		3,601,293,328	3,421,185,406
Payments to suppliers		(1,867,628,745)	(1,748,242,712)
Payments to employees		(400,586,868)	(375,142,884)

Cash flow from operations		1,333,077,715	1,297,799,810
Payments relating to income taxes		(21,877,236)	(23,859,234)
Payments relating to post retirement benefits	9	(447,215,257)	(484,019,534)
Other net payments relating to operating activities	41.a)	(281,664,915)	(266,355,105)

Cash flow from operating activities (1)		582,320,307	523,565,937

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications		12,250,763,686	4,680,782,003
Financial investments	41.b)	-	17,885,420
Tangible fixed assets		3,142,460	3,895,002
Subsidies for investments		-	368,364
Interest and related income		138,596,321	110,112,722
Dividends	41.c)	14,887,286	11,372,853
Other investing activities	41.d)	29,654,568	809,581

		12,437,044,321	4,825,225,945

Payments resulting from
Short-term financial applications		(10,172,017,196)	(5,463,612,038)
Financial investments	41.e)	(34,491,058)	(13,084,161)
Tangible fixed assets		(368,991,941)	(366,662,483)
Intangible assets		(31,896,693)	(18,765,924)
Advance for the acquisition of financial investments		-	(1,895,470)
Other investing activities		(22,253,710)	(6,234,947)

		(10,629,650,598)	(5,870,255,023)

Cash flow from investing activities (2)		1,807,393,723	(1,045,029,078)

FINANCING ACTIVITES
Cash receipts resulting from
Loans obtained	41.f)	5,494,356,470	7,011,433,575
Subsidies		3,056,934	1,014,743
Other financing activities		658,123	20,777,251

		5,498,071,527	7,033,225,569

Payments resulting from
Loans repaid	41.f)	(7,202,751,303)	(5,434,253,436)
Lease rentals (principal)		(15,276,384)	(8,924,262)
Interest and related expenses		(388,896,231)	(252,969,660)
Dividends	41.g)	(559,662,506)	(429,216,627)
Acquisition of treasury shares	38.3	-	(340,455,888)
Other financing activities	41.h)	(64,644,908)	(87,033,923)

		(8,231,231,332)	(6,552,853,795)

Cash flow from financing activities (3)		(2,733,159,805)	480,371,774

Change in cash and cash equivalents (4)=(1)+(2)+(3)		(343,445,775)	(41,091,367)
Effect of exchange differences		2,233,407	85,633,214
Cash and cash equivalents at the beginning of the period		612,158,485	435,007,742
Cash and cash equivalents at the end of the period		270,946,117	479,549,589

The accompanying notes form an integral part of these financial statements.

Consolidated report _ First half 2006	41

Portugal Telecom, SGPS, SA
Notes to the Consolidated Financial Statements
(Amounts stated in Euro, except where otherwise stated)

1. Introduction

a) Parent company

Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, “Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), SA (“TLP”) and Teledifusora de Portugal, SA (“TDP”). On 12 December 2000, Portugal Telecom, SA changed its denomination to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. On 30 June 2006, the Portuguese State owned, directly or indirectly, 7.14% of the total ordinary shares and all of the A Shares (Note 38.1) of Portugal Telecom.

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

In Portugal, fixed line services are rendered by PT Comunicações, SA (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA ("PT Prime"), which is also an Internet Service Provider ("ISP") for large clients.

ISP services for residential clients are rendered through PT.com – Comunicações Interactivas, SA (“PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, SA ("TMN"), under a GSM license granted by the Portuguese State in 1992 (period of 15 years) and a UMTS license obtained in 19 December 2000 (period of 15 years).

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, SA (“PT Multimédia”) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, SA ("TV Cabo"), PT Multimédia renders cable and satellite television in mainland Portugal, Madeira and Azores. PT Multimédia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, SA (“Lusomundo Audiovisuais”) and the distribution and exhibition of movies through Lusomundo Cinemas, SA (“Lusomundo Cinemas”).

In Brazil, the Group renders mobile telecommunications services through Brasilcel N.V. (“Brasilcel” or “Vivo”), a joint-venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA – “PT Móveis”) and Telefónica (through Telefónica Móviles, SA) to joint the mobile operations of each group. Currently, Vivo provides mobile services in the Brazilian states of São Paulo (through Telesp Celular, SA - “Telesp Celular”), Paraná and Santa Catarina (through Global Telecom, SA - “Global Telecom”), Rio de Janeiro (through Telerj Celular, SA), Espírito Santo (through Telest Celular, SA), Bahia (through Telebahia Celular, SA), Sergipe (through Telegirpe Celular, SA), Rio Grande do Sul (through Celular CRT, SA - “Celular CRT”), and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações, SA and subsidiaries -“TCO”).

On 5 December 2005, the Boards of Directors of TCP, TCO, Telesudeste, Teleleste and Celular CRT approved the proposal to carry out a corporate restructuring. On 22 February 2006, the shareholders of those companies approved, in the respective Extraordinay General Meetings, the corporate restructuring of the Vivo group companies. This restructuring consisted of the merger of shares of TCO into TCP and the merger of Telesudeste, Teleleste and Celular CRT into TCP. After this restructuring TCP was renamed to Vivo Participações SA. As a consequence of such restructuring, the shareholders of TCO, Telesudeste, Teleleste and Celular CRT received shares of TCP, in accordance with the exchange ratios determined based on the respective valuations: 3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO, 3.2879 new shares or ADS of TCP for every 1 share or ADS of Telesudeste, 3.8998 new shares or ADS of TCP for every 1 share or ADS of Teleleste, and 7.0294 new shares of TCP for every 1 share of Celular CRT. Following this operation, all operating companies are now fully controlled by Vivo Participações, SA.

The consolidated financial statements for the six months period ended 30 June 2006 were approved by the Board of Directors and authorized for issue on 13 September 2006.

2. Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 30 June 2006. For Portugal Telecom there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board.

Consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights, but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

Consolidated report _ First half 2006	43

The interest of any third party in the shareholders’ equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 18).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the period are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on the consolidation process. Gains obtained in intra-group transactions are also eliminated on the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the correspondent consolidated caption. Financial investments are classified as joint controlled entities if the joint control agreement clearly demonstrates the existence of a joint control.

All transactions and balances with the jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit III.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity, but not to control or joint control those policies.

Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, against gains or losses on financial assets (Note 28), and other changes in net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess to the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess to the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recorded as a reduction to the value of financial investments.

Profits and losses in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, against the correspondent financial investment.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met, only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management assumed a commitment to the sale; and (3) the sale is expected to be completed within one year. Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets’ previous carrying amount and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 were recorded at their carrying amount as of that date, and were subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in accumulated earnings under the caption “Cumulative foreign currency translation adjustments”.

Goodwill is recognised under the captions “Investment in group companies” (Associates - Note 28) and “Intangible assets” (Subsidiaries and jointly controlled entities - Note 30) and is not amortised. Goodwill is tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and can not be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During the first half of 2006, there were no significant changes in the consolidated Group.

3. Summary of significant accounting policies, judgments and estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption “Cost of products sold”. Usually these losses are related to technological obsolescence and higher acquisition costs.

c) Tangible assets

Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related

Consolidated report _ First half 2006	45

with the acquisition process; and (3) estimate cost of dismantling or removal of the assets (Note 3.g) and 36). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, were not adjusted and were included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	4 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunication equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their useful lives, are recognised as a deduction to the correspondent asset’s value, in connection with the impairment analysis of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and betterments are capitalized, if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods correspond to the period of the expected benefits.

When an asset is considered as held for sale, its carrying amount is classified to current assets and depreciation is stopped. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption “Losses on disposals of fixed assets, net”.

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits could be reliably measured.

Intangible assets include basically goodwill (Note 2.a)), telecommunications licenses and related rights and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Telecommunications licenses:

• Band A and Band B licenses held by Vivo	Period of the license
• Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
• UMTS license owned by TMN	Period of the license (until 2015)
Lease rights	Period of the agreement
Software licenses	3 – 6
Other intangible assets	3 - 8

e) Investment property

Investment property includes basically buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost added by transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in net income of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

The Group performes impairment tests for its tangible and intangible assets if any event or change resultes in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Mainly cash-generating units identified in the Group correspond to the wireline, mobile and multimedia businesses in Portugal and mobile in Brazil. Recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, should be considered the amount received from an independent entity, reduced by direct costs related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in net income, under the caption “Depreciation and amortisation”, and a detail of the impairment loss is provided.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

g) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to related parties. Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 36). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption ”Net interest expense”.

Consolidated report _ First half 2006	47

Provisions are updated on balance sheet date, considering the best estimate of the Group’s management.

Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is not probable.

h) Pension benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1) .

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations prepared by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years service gains or losses related to vested rights are recognised when occurred, otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued pension liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions and the fair value of pension fund assets.

Contributions made by the Group to define contribution post retirement benefit plans are recognised in net income when incurred.

i) Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações – Mandatária de Aquisição e Gestão de Bens, SA (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2) .

The amount of the Group’s liabilities with respect these benefits after retirement date is estimated based on actuarial valuations prepared by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years service gains or losses related to vested rights are recognised when occurred, otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued post retirement health care liabilities stated in the balance sheet correspond to the difference between the accumulated health care benefit obligation and the fair value of fund assets.

j) Pre-retirement, early retirement and suspended employees

The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement, or that have pre-retired or early retired. This liability is recognised in the net income under the caption “Work force reduction program costs” when the Group signed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets.

l) Financial instruments

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated irrecoverable amounts.

(ii) Investments

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

Held to maturity investments are classified as non-current assets, except for those the maturity date occurs within the next 12 months period from the balance sheet date. This caption includes all investments with defined maturity and if the Group intends and has the ability to hold them until that date. Held for trading investments are classified as current assets and available for sale investments are classified as non-current assets.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, held for trading investments are measured at fair value through net income and available for sale investments are measured at fair value through equity. Available for sale investments not listed in any active market and where an estimate of fair value is not reliable, are recognised at acquisition cost, net of any impairment losses.

On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders equity. As of the balance sheet date, the debt component is recognised at amortised cost.

Consolidated report _ First half 2006	49

(iv) Bank loans

Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred (Note 34).

(v) Accounts payable - trade

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and to changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to extensive analysis and Management approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under “Hedge accounting”, and the ineffective portion is recognised in net income. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are recognised in net income.

(vii) Treasury shares

Treasury shares are recognised in shareholders’ equity, under the caption “Treasury shares”, at acquisition cost and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares entered into by Portugal Telecom are recognised as a financial liability, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand bank deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

(ix) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell to the Company the related equipment. The Company maintained the legal possession of this equipment.

These transactions correspond to an operation of sale and lease back, and the equipment continued to be recorded on the Company’s consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company’s financial statements.. Consolidated non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 27) and non-current liabilities include the future payments under the leasing contract (Note 37). As at the balance sheet date, those amounts are measured at fair value.

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m) Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

- the assets are identifiable;
- the assets will generate future economic benefits; and
- development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operatiing costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee (Note 32). All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12..

Portugal Telecom and PT Multimédia haveadopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated

Consolidated report _ First half 2006	51

taxable income for all the companies in which they hold at least 90% of the share capital and that are domiciled in Portugal and subject to the Income Tax for Legal Entities (IRC).

The remaining Group companies not covered by the tax consolidation regimes of Portugal Telecom and PT Multimédia are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable for the period and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are reverse.. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable will be available to allow all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p) Revenue recognition

Revenues from fixed line telecommunications are recognised by their gross amount when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption “Other revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the correspondent caption are as follows:

Nature of the revenue	Caption	Moment of recognition

Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment	Sales	When the sale occurs

Revenues from subscription cable and satellite television result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) advertising placed on the cable television channels are recognised in the period the advertising is placed; (iii) rental of equipment is recognised in the period it is rented; and (iv) sale of equipment is recognised at the moment of sale.

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

Revenues from the exhibition of films result from the sale of cinema tickets and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

q) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income, representing an extension of the related investment and where settlement is not expected in the foreseeable future, which are recognised in shareholders’ equity, under the caption “Foreign currency translation adjustments”. Exchange differences on non-monetary items, including goodwill, are recognised in shareholders’ equity, under the caption “Foreign currency translation adjustments”, and included in the Statement of Recognised Income and Expenses.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities at exchange rates prevailing at balance sheet date;
  Profit and loss items at average exchange rates for the reported period;
  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate on the day of the transation); and
  Share capital, reserves and retained earnings at historical rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Foreign currency translation adjustments” and included in the Statement of Recognised Income and Expenses.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group recognizes all translation adjustments directly in shareholders’ equity and therefore amounts are transferred to net income only if and when the related investments are disposed of.

r) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

s) Cash flow statements

Consolidated statements of cash flows are prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under “Short-term debt”.

Consolidated report _ First half 2006	53

Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel, payments related with post retirement benefits and other collections and payments related with operating activities. Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events

Events that occurr after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements, are as follows:

- Useful lives of tangible and intangible assets;

- Recognition of provisions;

- Definition of actuarial assumptions for the assessment of post retirement liabilities;

- Assessment of fair value of financial instruments; and

- Allowances for doubtful receivables.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, not controlled by the Company nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

The main estimates used by the management are included in the corresponding notes to the financial statements.

4.Errors, changes in accounting policies and estimates

As mentioned above, during the first half of 2006, actuarial gains and losses were recognized directly in shareholders’ equity under the Statement of Recognised Income and Expenses (Note 9), while in the financial statements for the six-month period ended 30 June 2005 approved on 14 September 2005, actuarial gains and losses that exceeded the corridor corresponding to 10% of the greater of the present value of the total liabilities and the fair value of the assets of the established fund were deferred and recognized in the income statement during the expected working life of active employees. For comparative purposes, the income statement for the six-month period ended 30 June 2005 was restated in accordance with this change in accounting policy. The related impacts on the income statement for the six-month period ended 30 June 2005 consisted of an increase of Euro 24,522,242 in net income, representing decreases of Euro 27,456,501 and Euro 6,286,408 in post retirement benefits and work force reduction program costs, respectively, and an increase in the provision for income taxes of Euro 9,220,667.

The income statement for the six month period ended 30 June 2005 was also restated in order do present the results from the proportional consolidation of Sport TV (50%), while in the financial statements for the six month period ended 30 June 2005 approved on 14 September 2005, Sport TV was reflected using the equity method of accounting. This change did not have impact on net income, and its most significant impact was an increase in revenues, amounting to Euro 4,454,998.

The financial statements do not include the recognition of any material errors related with previous periods.

5. Exchange rates used to translate foreign currency financial statements

As at 30 June 2006 and 31 December 2005, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	Code	30 Jun 2006	31 Dec 2005

Angolan kwanza	AOA	100.8448	95.8524
Argentine peso	ARS	3.9241	3.5763
Australian dollar	AUD	1.7117	1.6109
Botswana pula	BWP	7.6584	6.4606
Brazilian real	BRL	2.7829	2.7440
British pound	GBP	0.6921	0.6853
Canadian dollar	CAD	1.4132	1.3725
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Danish krone	DKK	7.4592	7.4605
Hong Kong dollar	HKD	9.8745	9.1474
Hungarian forint	HUF	283.35	252.87
Japanese yen	JPY	145.7500	138.9000
Kenyan shilling	KES	93.8855	85.4693
Macao pataca	MOP	10.1707	9.4218
Moroccan dirham	MAD	11.0283	10.9097
Mozambique metical	MZM	32,876.2	28,024.4
Norwegian krone	NOK	7.9360	7.9850
São Tomé Dobra	STD	15,770.5	14,109.9
South African rand	ZAR	9.1848	7.4642
Swedisk krone	SEK	9.2385	9.3885
Swiss franc	CHF	1.5672	1.5551
Ugandan shilling	UGX	2,371.0	2,145.9
US Dollar	USD	1.2713	1.1797

During the first half of 2006 and 2005, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	Code	2006	2005

Angolan kwanza	AOA	99.0367	112.6864
Argentine peso	ARS	3.7961	3.7177
Botswana pula	BWP	6.8988	6.1262
Brazilian real	BRL	2.6925	3.3140
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Hungarian forint	HUF	260.5600	247.3600
Kenyan shilling	KES	89.2365	97.3845
Macao pataca	MOP	9.8224	10.3225
Moroccan dirham	MAD	10.9890	11.0715
Mozambique metical	MZM	30,887.5	26,703.8
São Tomé Dobra	STD	14,971.4	13,002.7
Swiss franc	CHF	1.5613	1.5463
Ugandan shilling	UGX	1,887.6	2,218.0
US Dollar	USD	1.2292	1.2855

Consolidated report _ First half 2006	55

6. Revenues

Consolidated revenues by reportable segment in the first half of 2006 and 2005, are as follows:

	2006	2005

Wireline (Note 7.a)	970,413,869	1,035,013,690
Services rendered	946,446,803	1,013,966,129
Sales	14,768,942	15,626,530
Other revenues	9,198,124	5,421,031
Domestic Mobile - TMN (Note 7.b)	685,103,648	694,691,775
Services rendered	627,030,575	637,898,830
Sales	53,732,574	54,359,517
Other revenues	4,340,499	2,433,428
Brazilian Mobile - Vivo (Note 7.c)	1,014,402,164	896,522,277
Services rendered	855,281,771	780,520,296
Sales	135,942,368	92,936,347
Other revenues	23,178,025	23,065,634
Multimédia (Note 7.d)	323,817,852	309,805,697
Services rendered	305,453,305	286,530,534
Sales	14,672,898	15,951,194
Other revenues	3,691,649	7,323,969
Other businesses	94,877,722	92,638,334
Services rendered	87,849,812	88,701,781
Sales	3,592,805	1,031,075
Other revenues	3,435,105	2,905,478

	3,088,615,255	3,028,671,773

Consolidated revenues in the first half of 2006 and 2005 by geographic area, are as follows:

	2006	2005

Portugal	1,995,848,921	2,070,134,228
Brazil	1,045,586,837	920,091,278
Other countries	47,179,497	38,446,267

	3,088,615,255	3,028,671,773

7. Segment reporting

The Company identified the following reportable segments:

a. Wireline (including Retail, Wholesale and Data and Corporate);
b. Domestic Mobile (TMN);
c. Brazilian Mobile (Vivo); and
d. Multimedia (including Pay-TV and Cable Internet, Audiovisuals Distribution and Cinematographic Exhibition).

The Wireline services are mainly rendered by PT Comunicações, PT Prime, PT.com and PT Corporate, and the Multimedia services are mainly rendered by TV Cabo Portugal, PT Conteúdos, Lusomundo Audiovisuais and Lusomundo Cinemas.

Segment information for the six-month periods ended 30 June 2006 and 2005, is presented below:

a) Wireline

		2006	2005

REVENUES
Services rendered - external customers (Note 6)		946,446,803	1,013,966,129
Services rendered - inter segment		78,993,205	76,864,390
Sales - external customers (Note 6)		14,768,942	15,626,530
Sales - inter segment		58,729	47,658
Other revenues - external customers (Note 6)		9,198,124	5,421,031
Other revenues - inter segment		3,997,276	4,127,948

	(a)	1,053,463,079	1,116,053,686

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries		138,976,823	145,021,873
Post retirement benefits (i)		23,798,000	44,612,500
Direct costs		172,447,918	196,864,551
Depreciation and amortisation		170,876,102	173,630,933
Cost of products sold		15,878,587	14,872,792
Marketing and publicity		20,027,214	23,266,958
Support services		72,404,401	65,616,348
Maintenance and repairs		37,329,922	38,848,741
Supplies and external services		65,421,194	72,620,917
Provisions and adjustments for doubtful receivables and other (ii)		14,454,523	(15,665,065)
Indirect taxes		3,170,801	3,415,177
Other operating expenses		2,685,398	4,912,096

	(b)	737,470,883	768,017,821

	(c)=(a)-(b)	315,992,196	348,035,865

Work force reduction program costs		13,100,398	90,506,875
Net gains on disposals of fixed assets		(1,649,857)	(36,769)
Other costs, net (iii)		3,048,633	1,431,992

	(d)	14,499,174	91,902,098

Income before financial results and taxes	(e)=(c)-(d)	301,493,022	256,133,767

Net interest income		(2,307,630)	(4,722,561)
Net foreign currency exchange losses (gains)		350,021	(1,512,119)
Net losses/(gains) on financial assets		(491,395)	(1,644,499)
Equity in earnings of affiliated companies, net (iv)		-	2,473,544
Net other financial expenses		341,315	1,482,892

	(f)	(2,107,689)	(3,922,743)

Income before taxes	(g)=(e)-(f)	303,600,711	260,056,510

Minus: Income taxes		85,657,342	72,679,246

Net income		217,943,369	187,377,264

(i)
The reduction in this caption is primarily related to the increase of the fair value of pension fund assets resulting from the capital appreciation of the fund and the contributions made during 2005 and 2006, as explained in Note 9.

(ii)	In the first half of 2005, this caption includes the reversal of a provision for a receivable from Angola Telecom (Euro 23 million), which was received in that period.

(iii)	The change in this caption is mainly related with the increase in donations granted to PT Fundation from Euro 1,568,061 in the first half of 2005 to Euro 3,282,252 in the first half of 2006.

(iv)
In the first half of 2005, this caption includes the losses related with the diposals of Marconi Suisse and Marconi France, and the equity in the losses of these affiliated companies until the date they were disposed ofin the first half of 2005.

Total assets and liabilities of this segment as at 30 June 2006 and 31 December 2005 are as follows:

	30 Jun 2006	31 Dec 2005

Assets	4,065,954,540	4,390,603,377
Liabilities	3,519,767,236	3,968,450,057

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2006 and 2005 were Euro 100 million and Euro 97 million, respectively.

As at 30 June 2006 and 2005, the total staff in the wireline business was 7,723 and 8,257 employees, respectively.

Consolidated report _ First half 2006	57

b) Domestic Mobile – TMN

		2006	2005

REVENUES
Services rendered - external customers (Note 6)		627,030,575	637,898,830
Services rendered - inter segment		34,672,050	51,488,962
Sales - external customers (Note 6)		53,732,574	54,359,517
Sales - inter segment		143,093	1,946,529
Other revenues - external customers (Note 6)		4,340,499	2,433,428
Other revenues - inter segment		30,386	(3,052)

	(a)	719,949,177	748,124,214

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries		29,213,826	28,496,771
Direct costs		144,947,347	155,269,008
Depreciation and amortisation		108,244,796	101,515,898
Cost of products sold		72,691,825	77,619,240
Marketing and publicity		11,560,365	16,190,699
Support services		15,880,520	12,626,235
Maintenance and repairs		17,356,328	16,171,749
Supplies and external services		89,811,690	81,854,673
Provisions and adjustments for doubtful receivables and other		3,267,757	8,856,438
Indirect taxes		13,726,481	15,014,450
Other operating expenses		2,721,043	1,809,853

	(b)	509,421,978	515,425,014

	(c)=(a)-(b)	210,527,199	232,699,200

Net losses on disposals of fixed assets		794,946	749,927
Other costs		410,061	711,998

	(d)	1,205,007	1,461,925

Income before financial results and taxes	(e)=(c)-(d)	209,322,192	231,237,275

Net interest income		(1,624,931)	(89,234)
Net foreign currency exchange losses (gains)		477,936	(300,958)
Equity in losses of affiliated companies, net		6,979	361
Net other financial expenses		417,634	464,814

	(f)	(722,382)	74,983

Income before taxes	(g)=(e)-(f)	210,044,574	231,162,292

Minus: Income taxes		57,291,556	63,250,031

Net income		152,753,018	167,912,261

Total assets and liabilities of this segment as at 30 June 2006 and 31 December 2005 are as follows:

	30 Jun 2006	31 Dec 2005

Assets	2,326,820,498	2,332,126,821
Liabilities	1,203,258,267	1,365,541,324

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2006 and 2005 were Euro 51 million and Euro 48 million, respectively.

As at 30 June 2006 and 2005, the total staff in this segment was 1,165 and 1,155 employees, respectively.

c) Brazilian Mobile

		2006	2005

REVENUES
Services rendered - external customers (Note 6)		855,281,771	780,520,296
Sales - external customers (Note 6)		135,942,368	92,936,347
Other revenues - external customers (Note 6)		23,178,025	23,065,634
Other operating revenues - inter segment		(41,158)	(102,831)

	(a)	1,014,361,006	896,419,446

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries		58,613,111	46,566,369
Direct costs		79,164,207	96,386,017
Depreciation and amortisation		255,317,965	199,747,509
Cost of products sold		200,662,711	197,665,940
Marketing and publicity		36,165,310	31,997,119
Support services		82,123,483	53,827,893
Maintenance and repairs		14,244,721	10,930,211
Supplies and external services		157,571,540	115,486,519
Provisions and adjustments for doubtful receivables and other (i)		122,840,131	42,028,634
Indirect taxes		62,825,901	51,782,526
Other operating expenses		2,513,546	8,738,630

	(b)	1,072,042,626	855,157,366

	(c)=(a)-(b)	(57,681,620)	41,262,080

Net losses (gains) on disposals of fixed assets		264,108	(366,814)
Other costs		3,406,715	2,231,794

	(d)	3,670,823	1,864,980

Income before financial results and taxes	(e)=(c)-(d)	(61,352,443)	39,397,100

Net interest expense		49,351,405	45,447,198
Net foreign currency exchange gains		(8,170,513)	(9,804,916)
Net losses (gains) on financial assets (ii)		(776,760)	30,031,932
Net other financial expenses		17,361,589	11,582,095

	(f)	57,765,721	77,256,309

Income before taxes	(g)=(e)-(f)	(119,118,164)	(37,859,209)

Minus: Income taxes (iii)		(422,307)	9,989,173

Net income		(118,695,857)	(47,848,382)

(i)
The increase in this caption is mainly explained by the impact of the appreciation of the Real against the Euro (Euro 23 million) and a higher level of of bad debt-related provisios, which was impacted mostly by billing problems resulting from the migration of clients to new IT platforms.

(ii)
This caption includes costs related with the change in the fair value of the cross currency swaps held by Vivo which are not covering any specific risk. The change in this caption is primarily related with the higher devaluation of the US Dollar against the Real in the first half of 2005 (from 2.654 as at 31 December 2004 to 2.350 as at 30 June 2005) as compared to the same period of 2006 (from 2.341 as at 31 December 2005 to 2.164 as at 30 June 2006).

(iii)
The decrease in income before taxes in the first half of 2006 did not have a corresponding impact in the provision for income taxes due to the fact that there was an increase in losses at certain subsidiaries of Vivo that are not recognising the related deferred tax assets.

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2006 and 2005 were Euro 115 million and Euro 143 million, respectively.

As at 30 June 2006 and 2005, the total staff in this segment (50% of Vivo) was 2,884 and 3,016 employees, respectively.

Consolidated report _ First half 2006	59

A summarized balance sheet of the assets and liabilities of Vivo that have been proportionally consolidated (50%) as at 30 June 2006 and 31 December 2005 are presented below:

	30 Jun 2006	31 Dec 2005

Current assets	953,412,608	1,232,713,722
Intangible assets	2,328,941,884	2,419,439,509
Tangible assets	1,119,634,908	1,194,488,946
Deferred taxes	195,605,838	180,188,698
Other non-current assets	138,286,860	140,648,582

Total assets	4,735,882,098	5,167,479,457

Current liabilities	1,067,216,352	1,149,449,592
Medium and long-term debt	505,659,068	722,432,315
Other non-current liabilities	110,361,859	110,885,629

Total liabilities	1,683,237,279	1,982,767,536

d) Multimédia

		2006	2005

CONTINUED OPERATIONS
REVENUES
Services rendered - external customers (Note 6)		305,453,305	286,530,534
Services rendered - inter segment		278,212	257,460
Sales - external customers (Note 6)		14,672,898	15,951,194
Sales - inter segment		(20,782)	138,616
Other revenues - external customers (Note 6)		3,691,649	7,323,969
Other revenues - inter segment		611,748	63,267

	(a)	324,687,030	310,265,040

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries		21,469,203	22,028,762
Direct costs		100,834,302	98,864,703
Depreciation and amortization		50,865,705	28,546,273
Cost of products sold		4,637,810	8,140,586
Marketing and publicity		8,038,735	9,099,590
Support services		23,536,783	19,344,535
Maintenance and repairs		9,173,519	10,608,700
Supplies and external services		40,436,032	42,045,724
Provisions and adjustments for doubtful receivables and other		8,034,505	3,884,878
Indirect taxes		976,021	(66,277)
Other operating expenses		1,354,441	216,502

	(b)	269,357,056	242,713,976

	(c)=(a)-(b)	55,329,974	67,551,064

Net losses (gains) on disposals of fixed assets		210,717	(50,302)
Other income, net (i)		(8,270,010)	(147,935)

	(d)	(8,059,293)	(198,237)

Income before financial results and taxes	(e)=(c)-(d)	63,389,267	67,749,301

Net interest expense		3,640,616	3,103,947
Net foreign currency exchange losses (gains)		(338,407)	569,610
Net losses (gains) on financial assets		3,268	(737)
Equity in earnings of affiliated companies		115,886	382,959
Net other financial expenses/(income) (ii)		238,497	(1,668,406)

	(f)	3,659,860	2,387,373

Income before taxes	(g)=(e)-(f)	59,729,407	65,361,928

Minus: Income taxes		14,555,312	17,489,557

Net income from continued operations		45,174,095	47,872,371

DISCONTINUED OPERATIONS
Net income from discontinued operations		-	(3,958,298)

Net income		45,174,095	43,914,073

(i)
In the first half of 2006, this caption includes Euro 8,017,195 (Note 36) related with the reduction of a provision recorded by PT Multimédia in the end of 2005 to cover certain representations and warranties provided to the buyer in the sale and purchase agreement of the Media business. This reduction was supported by the final agreement obtained with that entity.

(ii)	In the first half of 2005, this caption includes a gain of Euro 3 million related with the warrants issued by PT Multimédia in 2005.

Total assets and liabilities of this segment as at 30 June 2006 and 31 December 2005 are as follows:

	30 Jun 2006	31 Dec 2005

Assets	958,172,194	1,000,800,895
Liabilities	562,172,655	562,125,935

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2006 and 2005 were Euro
75 million and Euro 56 million, respectively.

As at 30 June 2006 and 2005, the total staff in this segment was 1,383 and 1,368 employees, respectively.

A summarized balance sheet of the assets and liabilities of Sport TV that have been proportionally consolidated (50%) as at 30
June 2006 and 31 December 2005 are presented below:

	30 Jun 2006	31 Dec 2005

Current assets	40,094,202	46,396,318
Tangible assets	2,227,278	1,879,868
Other non-current assets	10,156,574	14,844,641

Total assets	52,478,054	63,120,827

Current liabilities	20,911,679	24,913,021
Medium and long-term debt	26,973,643	34,592,053
Other non-current liabilities	26,517	33,628

Total liabilities	47,911,839	59,538,702

e) Reconciliation of revenues, net income and assets

In the first half of 2006 and 2005, the reconciliation between revenues of reportable segments and consolidated revenues, is as follows:

	2006	2005

Revenues
Total relating to reportable segments	3,112,460,292	3,070,862,386
Total relating to other segments	234,087,918	204,307,666
Elimination of intragroup revenues	(257,932,955)	(246,498,279)

	3,088,615,255	3,028,671,773

In the first half of 2006 and 2005, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2006	2005

Net income
Total relating to reportable segments	297,174,625	351,355,216
Total relating to other segments	(67,955,708)	(53,191,555)
Other items not included in reportable segments:
Net interest expense related with loans obtained at group level	(64,647,362)	(72,502,688)
Net foreign currency exchange gains (losses) (i)	(5,714,447)	24,869,691
Net gains (losses) on financial assets	(14,086,341)	6,355,571
Equity accounting in earnings of affiliated companies	45,618,940	31,378,383
Income tax not included in reportable segments (ii)	207,921,504	7,069,201

	398,311,211	295,333,819

(i)	The change in this caption is primarily explained by foreign currency gains of Euro 12 million recorded by PT Finance in the first half of 2005, related to the impact of the appreciation of the US Dollar against the Euro on the intercompany loans granted to Vivo, which were denominated in US Dollars and were repaid in July 2005.

(ii)	In the first half of 2006, this caption includes mainly (a) the recognition of a tax credit amounting to Euro 53 million (Note 16) related with the liquidation of PT Prime, SGPS, SA and (b) a gain of Euro 142 million (Note 16.b) resulting from the reduction of deferred tax liabilities recorded in previous periods, relating to tax gains realized in the disposition of financial investments the taxation of which was suspended in accordance with applicable law. This reduction of deferred taxliabities occurred following the adoption by the

Consolidated report _ First half 2006	61

Company in the first half of 2006 of the voluntary taxation regimeproviding a partial exemption from tha taxation of the abovementioned gains.

As at 30 June 2006 and 31 December 2005, the reconciliation between assets of reportable segments and consolidated assets, is as follows:

	30 Jun 2006	31 Dec 2005

Total assets
Total assets relating to reportable segments	12,086,829,330	12,891,010,550
Total assets relating to other segments (i)	528,634,086	2,877,568,399
Goodwill	564,195,103	567,541,636
Investments in group companies and other investments	316,047,523	292,693,826

	13,495,706,042	16,628,814,411

(i)	The decrease in this caption relates to the reduction on the short-term investments held by the Group, as explained in Note 21.

Total assets, liabilities, tangible assets and intangible assets by geographic area, as at 30 June 2006 and 31 December 2005, are as follows:

		30 Jun 2006

	Total assets	Total liabilities	Tangible assets	Intangible assets

Portugal	7,946,329,491	5,843,867,714	2,689,361,652	1,177,915,259
Brazil	4,852,896,299	1,710,543,808	1,133,609,589	2,332,684,004
Other (i)	696,480,252	3,437,965,886	55,082,432	3,522,652

	13,495,706,042	10,992,377,408	3,878,053,673	3,514,121,915

		31 Dec 2005

	Total assets	Total liabilities	Tangible assets	Intangible assets

Portugal	9,518,868,466	7,100,868,067	2,792,325,984	1,173,753,925
Brazil	5,424,259,539	2,012,647,707	1,208,508,378	2,424,078,318
Other (i)	1,685,686,406	4,933,221,272	61,168,759	3,788,227

	16,628,814,411	14,046,737,046	4,062,003,121	3,601,620,470

(i)	As at 30 June 2006, assets and liabilities of other geographic areas included Euro 562,106,960 and Euro 3,379,491,660 respectively, related with PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short-term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company’s businesses primarily in Portugal. As at 31 December 2005, assets and liabilities of other geographic areas include Euro 1,552,783,879 and Euro 4,875,966,814 respectively, related to PT Finance. The reduction in the first half of 2006 is primarily related to the repayment of the February 2006 Eurobond amounting to Euro 900 million (Note 32).

8. Wages and salaries

During the six months periods ended 30 June 2006 and 2005, this caption consists of:

	2006	2005

Salaries	287,808,847	272,924,721
Employee Benefits	47,618,888	47,394,563
Insurance	2,301,756	1,465,310
Other	13,948,664	15,267,322

	351,678,155	337,051,916

9. Post retirement benefits

9.1. Pension benefits

As referred to in Note 3.h), PT Comunicações is responsible for the payment of pensions, supplemental pension benefits to suspended employees and to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a)	Former employees or retireesof CTT prior to 14 May 1992, or who were retired on that date, are entitled to a pension benefit. Employees hired after that date are covered by the general Portuguese government social security system.
Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (with an annual increase in some cases).

b)	The retired and active employees who were formerly employees of TLP and who were hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese government social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese government social security retirement age.

After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

c)	Former employees of TDP hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese government social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese government social security retirement age. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

d)	The former employees of Companhia Portuguesa Rádio Marconi, SA (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese government social security system.

e)	On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

The actuarial valuations for these plans prepared by an independent actuary, as at 30 June 2006 and 2005 and 31 December 2005, used the projected unit credit method and considered the following actuarial assumptions and rates:

	30 June		31 December

	2006	2005	2005

Rate of return on pension fund assets	6.00%	6.00%	6.00%
Pension liabilities discount rate	5.00%	5.75%	4.50%
Pre-retirement salaries liabilities discount rate	4.25%	4.00%	3.50%
Salary growth rate	3.00%	3.00%	3.00%
Pension growth rate	2.00%	2.00%	2.00%
Inflation rate	2.00%	2.00%	2.00%

The discount rate was computed based on long-termyield rates as of the balance sheet date for maturities comparable to those liabilities.

Consolidated report _ First half 2006	63

The rate of return on pension fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

The demographic assumptions considered as at 30 June 2006 and 2005 were as follows:
       Mortality table:

Employees (whilst in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 30 June 2006 and 31 December 2005 are as follows:

	30 Jun 2006	31 Dec 2005

Projected benefit obligation:
Retired, pre-retired and suspended employees	2,390,064,770	2,544,743,313
Salaries to pre-retired and suspended employees	892,671,069	964,731,000
Active employees	668,036,000	729,350,000

	3,950,771,839	4,238,824,313
Pension funds assets at fair value	(2,208,602,712)	(2,200,172,000)

Unfunded pension obligations	1,742,169,127	2,038,652,313

The unfunded pension obligations were recorded on the consolidated balance sheets as at 30 June 2006 and 31 December 2005 in non-current liabilities under the caption “Accrued post retirement liability”.

As at 30 June 2006 and 31 December 2005, the portfolio of pension funds was as follows:

	30 Jun 2006			31 Dec 2005

	Amount	%	Amount	%

Equities (i)	932,116,856	42.2%	798,928,907	36.3%
Bonds	700,126,814	31.7%	757,849,915	34.4%
Property (ii)	263,760,081	11.9%	251,229,324	11.4%
Real estate investment funds	5,071,276	0.2%	64,249,610	2.9%
Cash, treasury bills, short-term stocks and
other current assets	307,527,685	13.9%	327,914,244	14.9%

	2,208,602,712	100.0%	2,200,172,000	100.0%

(i) As at 30 June 2006 and 31 December 2005, this caption includes investments in PT shares and in shares of related parties, as follows:

	30 Jun 2006		31 Dec 2005

	Number of		Number of
	Shares	Amount	Shares	Amount

Telefónica	8,928,305	116,246,531	8,928,305	113,478,757
Banco Espírito Santo	13,107,904	138,157,308	7,864,744	106,960,518
Portugal Telecom	3,889,922	36,722,864	3,879,192	33,167,092

		291,126,703		253,606,367

(ii)	As at 30 June 2006, this caption includes certain properties that have been rented to PT Group companies, which represent approximately 99% of the value of property investments held by the funds.

During the first half of 2006, the movement in the plan assets was as follows:

Inicial balance of the plan assets	2,200,172,000
Actual return on assets	26,591,000
Payments of benefits	(66,893,000)
Contributions made by PT Comunicações	46,795,000
Participants' contributions	1,938,000

Final balance of the plan assets	2,208,603,000

A summary of the components of the net periodic pension cost during the first half of 2006 and 2005 is presented below:

	2006	2005

Service cost	11,268,000	9,943,500
Interest cost	87,533,000	96,878,000
Expected return on plan assets	(65,404,000)	(60,336,500)
Prior years service gains	(14,642,000)	(14,755,500)

Sub-total	18,755,000	31,729,500
Curtailment costs related to early retirements, pre-retirements
and suspended contracts	11,961,800	79,856,701

Net periodic pension cost	30,716,800	111,586,201

Prior years service gains relate the change in the pension formula for public servants from 90% of the last salary to 90% of the average of the last three years of salaries. The employees of PT Comunicações that were hired by CTT (a predecessor company) prior to May 1992 are considered public servants and accordingly the above mentioned changes affect the computation of the PBO relating to these employees.

Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data are recognised directly in shareholders’ equity. During the first half of 2006, the movements in accumulated net actuarial losses were as follows:

Balance as at 31 December 2005	1,653,137,579
Change in actuarial assumptions	(247,027,288)
Differences between actual data and actuarial assumptions - plan assets	38,813,524

Balance as at 30 June 2006 (Note 38.6)	1,444,923,815

During the first half of 2006, the change in actuarial assumptions is related with the increase in the discount rate from 4.5% to 5.0% for pension liabilities and from 3.5% to 4.25% for salary liabilities. During the first half of 2005 no changes occurred in actuarial assumptions.

Consolidated report _ First half 2006	65

9.2. Health care benefits

As referred to in Note 3.i), PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives.

This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health care plans) with 1.5% of salaries;
  Serviço Nacional de Saúde (“SNS”) with a contribution per beneficiary of the plan (Note 23), which in 2006 was Euro 325.74; and
  PT Comunicações with the remaining amount required to fully cover the costs, through annual contributions to PT- ACS or autonomous funds incorporated by the Group.

The actuarial valuations for these plans prepared by an independent actuary, as at 30 June 2006 and 2005 and 31 December 2005, used the projected unit credit method and considered the following assumptions and rates:

	30 June		31 December

	2006	2005	2005

Rate of return on pension fund assets	6.00%	6.00%	6.00%
Health care cost trend rate:
Next 3.5 years (as at 30 June 2006)	3.50%	3.50%	3.50%
Years thereafter	3.00%	3.00%	3.00%
Discount rate	5.00%	5.75%	4.50%
Salary growth rate	3.00%	3.00%	3.00%
Inflation rate	2.00%	2.00%	2.00%

Discount rate was estimated based on long-term yield rates as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on fund assets was estimated based on historical information on the return on portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

The demographic assumptions considered in 2006 and 2005 were as follows:

Mortality table:
Employees (whilst in active serviceand pre-retired):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on the studies, the benefit obligation and the fair value of health care funds as at 30 June 2006 and 31 December 2005 is as follows:

	June 2006	December 2005

Accumulated health care benefit obligation	856,244,075	912,807,431
Plan assets at fair value	(607,988,000)	(315,576,000)

Unfunded health care benefit obligations	248,256,075	597,231,431

During the first half of 2006, the Company made an additional contribution of Euro 300 million to the health care fund. This autonomous fund is managed by PT Prestações in accordance with an investment policy defined by the Group and consistent with the maturity and risk of the liabilities. Additionally, PT paid to PT-ACS an amount of Euro 15,624,841, related with health care expenses incurred relating to retired employees.

The unfunded health care benefit obligations were recorded in the consolidated balance sheets as at 30 June 2006 and 31 December 2005 as non-current liabilities under the caption “Accrued post retirement liability”.

As at 30 June 2006 and 31 December 2005, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

	30 June 2006		31 December 2005

	Amount	%	Amount	%

Equities	222,345,659	36.6%	105,516,357	33.4%
Bonds	272,118,554	44.8%	128,302,463	40.7%
Commodities	45,864,016	7.5%	39,685,738	12.6%
Currency funds	37,873,845	6.2%	39,237,410	12.4%
Cash, treasury bills, short-term stocks and
other current assets	29,785,926	4.9%	2,834,032	0.9%

	607,988,000	100.0%	315,576,000	100.0%

During the first half of 2006, the movement in the plan assets was as follows:

Inicial balance of the plan assets	315,576,000
Actual return on assets	(7,588,000)
Contributions made by PT Comunicações	300,000,000

Final balance of the plan assets	607,988,000

A summary of the components of the net periodic post retirement health care cost in the first half of 2006 and 2005 is presented below:

	2006	2005

Service cost	3,530,500	2,585,500
Interest Cost	20,123,000	19,404,000
Expected return on assets	(18,468,000)	(9,000,000)

	5,185,500	12,989,500
Curtailment cost related to pre-retirements,
suspended contracts and others	483,000	9,124,378

	5,668,500	22,113,878

Consolidated report _ First half 2006	67

Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data, are computed periodically by the actuary and are recognised directly in shareholders’ equity. During the first half of 2006, the movements in accumulated net actuarial losses were as follows:

Balance as at 31 December 2005	316,875,470
Change in actuarial assumptions	(65,075,012)
Differences between actual data and actuarial assumptions - plan assets	26,056,000

Balance as at 30 June 2006 (Note 38.6)	277,856,458

During the first half of 2006, the change in actuarial assumptions is related to the increase in the discount rate from 4.5% to 5.0% . During the first half of 2005, no changes occurred in actuarial assumptions.

9.3. Accrued post retirement liability

The movements occurred in 2005 and in the first half of 2006 in the accrued post retirement liability were as follows:

	Pension benefits	Health Care
	(Note 9.1)	Benefits (Note 9.2)	Total

Balance as of 31 December 2004	1,619,758,856	701,797,528	2,321,556,384
Change in consolidation perimeter (i)	(8,846,352)	-	(8,846,352)
Net periodic cost	(48,831,155)	27,226,000	(21,605,155)
Curtailment cost	296,243,885	18,065,900	314,309,785
Payments and contributions	(365,504,500)	(334,302,467)	(699,806,967)
Net actuarial losses	545,831,579	184,444,470	730,276,049

Balance as of 31 December 2005	2,038,652,313	597,231,431	2,635,883,744
Net periodic cost	18,755,000	5,185,500	23,940,500
Curtailment cost	11,961,800	483,000	12,444,800
Payments and contributions	(118,986,222)	(315,624,844)	(434,611,066)
Net actuarial gains	(208,213,764)	(39,019,012)	(247,232,776)

Balance as of 30 June 2006	1,742,169,127	248,256,075	1,990,425,202

(i) This caption relates to the accrued post retirement liability of Lusomundo Media, which was disposed of during 2005 (Note 17).

9.4. Cash flow relating to pension plans

During the first half of 2006 and 2005, the payments and contributions regarding post retirement benefits were as follows:

	2006	2005

Pension benefits:
Contributions to the funds	46,795,000	100,867,616
Payments of salaries to pre-retired and suspended employees	72,191,222	66,017,118

	118,986,222	166,884,734

Health care benefits:
Contributions to the fund	300,000,000	300,000,000
Payments to PT-ACS	15,624,844	15,609,003

	315,624,844	315,609,003

	434,611,066	482,493,737

9.5. Post retirement benefit costs

In the first half of 2006 and 2005, post retirement benefit costs and costs related to the work force reduction program sponsored by the company were recorded under the captions “Post retirement benefits” and “Work force reduction program cost”, as follows:

	2006	2005

Post retirement benefits:
Pension benefits	18,755,000	31,729,500
Health care benefits	5,185,500	12,989,500

	23,940,500	44,719,000

Work force reduction program costs:
Pension benefits	11,961,800	79,856,701
Health care benefits	483,000	9,124,378
Termination payments (Note 42)	12,604,191	1,525,797

	25,048,991	90,506,876

9.6. Net actuarial gains

In the first half of 2006, the net actuarial gains recorded directly in shareholders’ equity, were as follows:

Changes in actuarial assumptions
Pension benefits	(247,027,288)
Health care benefits	(65,075,012)

(312,102,300)

Differences between actual data and actuarial assumptions:
Pension benefits	38,813,524
Health care benefits	26,056,000

64,869,524

(247,232,776)

10. Direct costs

During the six months periods ended 30 June 2006 and 2005, this caption consists of:

	2006	2005

Telecommunications costs (i)	228,756,681	271,791,704
Programming costs	75,336,888	68,683,107
Directories	38,455,787	41,607,233
Other	59,917,828	45,700,907

	402,467,184	427,782,951

(i) During the six-month periods ended 30 June 2006 and 2005, this caption includes costs related to operating leases of capacity amounting to Euro 51,146,263 and Euro 42,104,263, respectively (Note 12).

Consolidated report _ First half 2006	69

11. Supplies and external services

During the six-month periods ended 30 June 2006 and 2005, this caption consists of:

	2006	2005

Commissions	143,069,717	118,605,890
Specialized work	87,744,780	86,563,272
Operating leases (Note 12)	38,345,258	32,248,539
Electricity	35,273,759	28,402,681
Communication	14,009,049	14,851,167
Installation and removal of terminal equipment	10,035,373	12,705,349
Travelling	7,420,731	8,074,534
Surveillance and security	6,892,977	6,224,039
Insurance	6,562,667	5,121,481
Fuel, water and other fluids	6,213,981	5,161,411
Fees	4,088,510	5,753,082
Other	41,110,978	33,087,061

	400,767,780	356,798,506

12. Operating leases

During the six-month periods ended 30 June 2006 and 2005, operating lease costs were recognised in the following captions:

	2006	2005

Direct costs - capacity (Note 10)	51,146,263	42,104,263
Supplies and external services (Note 11) (i)	38,345,258	32,248,539

	89,491,521	74,352,802

(i) This caption is mainly related to rentals of property and leases of transportation equipment.

As at 30 June 2006, the Company’s obligations under operating lease contracts mature as follows:

Second half of 2006	75,811,687
First half of 2007	49,533,867
Second half of 2007	47,843,558
2008	75,679,970
2009	55,996,618
2010	40,115,685
First half of 2011	18,523,327
Second half of 2011 and following periods	167,663,400

531,168,112

13. Other costs, net

During the six-month periods ended 30 June 2006 and 2005, this caption consists of:

	2006	2005

Donations (i)	4,769,230	4,507,568
Other (ii)	7,121,128	3,731,637

	11,890,358	8,239,205

(i)	During the six-month periods ended 30 June 2006 and 2005, this caption included contributions made by PT to different sustainability programmes, promoted by Portuguese and international institutions.

(ii)
In the first half of 2006, this caption included mainly (1) Euro 14 million related with financial consulting expenses, partially offset by (2) the reduction of a provision for the estimated costs of the disposal of Lusomundo Media amounting to Euro 9,126,195 (Note 36).

14. Net losses on financial assets

During the six-month periods ended 30 June 2006 and 2005, this caption consists of:

	2006	2005

Derivatives (i)	11,616,497	19,956,875
Other (ii)	1,204,957	2,074,250

	12,821,454	22,031,125

(i)	In the first half of 2006 and 2005, this caption includes net losses of Euro 20,024,647 and Euro 32,293,924 (Note 39) respectively, related to net negative changes in the fair value of derivative financial instruments classified as held for trading. These losses were partially offset by gains of Euro 8,408,150 and Euro 12,337,049 in the first half of 2006 and 2005 respectively, related to dividends obtained by PT on the equity swap over PT Multimédia’s shares (Note 39).

(ii)	In the first half of 2006, this caption includes primarily: (1) Euro 1,652,346 (Note 36) related to provisions for loans granted to Cellco – Ste Cellulaire du Congo SARL, a company rendering telecommunication services in Congo, which given the political situation of Congo was fully provided for; (2) Euro 1,344,000 (Note 41) related with dividends received from Banco Espirito Santo; and (3) Euro 141,521 related to rents received from the lease of certain real estate investments owned by PT Comunicações, net of the related amortization costs (Note 29).

15. Net other financial expenses

During the six months periods ended 30 June 2006 and 2005, this caption consists of:

	2006	2005

Bank comissions and expenses	16,037,069	13,914,986
Other	13,847,214	17,145,615

	29,884,283	31,060,601

16. Income taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5% .

Portugal Telecom and PT Multimédia adopted the tax consolidation regime for groups of companies, which applies to all companies in which they hold at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, being ten years for the contributions made with respect to the years before 2001), except when are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in whitch case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 30 June 2006, except for the situations where provisions have been recognised (Note 36).

Consolidated report _ First half 2006	71

a) Deferred taxes

During the six months periods ended 30 June 2006 and 2005 the movements in deferred tax assets and liabilities was as follows:

		Changes in the			Foreign currency
	Balance 31	consolidation		Accumulated	translation	Taxes payable		Balance
	Dec 2005	perimeter	Net income	earnings	adjustments	(Note 25)	Other	30 Jun 2006

Deferred tax assets
Accrued post-retirement liability	720,255,233	-	(108,815,191)	(67,556,356)	-	-	-	543,883,686
Tax losses carryforward (i)	286,876,872	-	417,874	-	(952,456)	(134,584,500)	71,922	151,829,712
Provisions and adjustments	151,927,694	21,038	(10,542,554)	-	(912,015)	-	-	140,494,163
Additional contribution to pension funds	121,351,323	-	86,183,994	-	-	-	-	207,535,317
Financial instruments	18,477,273	-	(132,797)	(5,402,142)	79,608	-	-	13,021,942
Other	88,922,614	-	4,338,319	-	(1,207,683)	-	(636,594)	91,416,656

	1,387,811,009	21,038	(28,550,355)	(72,958,498)	(2,992,546)	(134,584,500)	(564,672)	1,148,181,476

Deferred tax liabilities
Gains on disposals of investments (ii)	271,627,295	-	(268,135,502)	-	-	-	-	3,491,793
Revaluation of fixed assets	16,530,675	17,426	(835,665)	-	-	-	-	15,712,436
Financial instruments and investments available for sale	12,418,218	-	(10,845,772)	(1,187,131)	-	-	-	385,315
Other	34,290,889	-	1,570,744	-	-	-	-	35,861,633

	334,867,077	17,426	(278,246,195)	(1,187,131)	-	-	-	55,451,177

		3,612	249,695,840	(71,771,367)	(2,992,546)	(134,584,500)	(564,672)

(i)	As of 30 June 2006, this caption includes Euro 82 million related with tax loss carryforward recorded by PT Multimédia, Euro 68 million related to tax loss carryforward recorded by Vivo and Euro 1 million recorded by PT SI.

(ii)	The reduction in this caption is related to the adoption by the Company of the voluntary taxation regime for certain gains obtained in the disposition of investments in prior periods. As a result, the amount excluded from taxation by this regime, amounting to Euro 141,972,529, was recorded as a gain in the income statement in the first half of 2006.

		Changes in the			Foreign currency
	Balance 31	consolidation		Accumulated	translation			Balance
	Dec 2004	perimeter	Net income	earnings	adjustments	Taxes payable	Other	30 Jun 2005

Deferred tax assets
Accrued post-retirement liability	634,365,282	-	(97,192,496)	-	-	-	-	537,172,786
Tax losses carryforward	536,577,997	(9,103,859)	4,883,349	-	14,637,013	(129,178,269)	3,307,115	421,123,346
Provisions and adjustments	132,356,536	(8,236,285)	17,912,665	-	8,146,268	-	(428,801)	149,750,383
Additional contribution to pension funds	35,735,418	-	77,870,454	-	-	-	-	113,605,872
Financial instruments	21,823,860	-	(4,562,701)	2,392,044	-	-	-	19,653,203
Other	35,313,621	(170,971)	7,936,399	(65,607)	6,466,287	-	(98,488)	49,381,241

	1,396,172,714	(17,511,115)	6,847,670	2,326,437	29,249,568	(129,178,269)	2,779,826	1,290,686,831

Deferred tax liabilities
Gains on disposals of investments	274,143,925	(585,265)	(244,560)	-	-	-	-	273,314,100
Revaluation of fixed assets	20,768,988	(2,235,362)	(1,020,964)	-	-	-	-	17,512,662
Other	32,943,494	-	(23,309)	-	-	-	-	32,920,185

	327,856,407	(2,820,627)	(1,288,833)	-	-	-	-	323,746,947

		(14,690,488)	8,136,503	2,326,437	29,249,568	(129,178,269)	2,779,826

According to Portuguese legislation, tax loss carryforwards may be used to offset future taxable income for up to six years after they are incurred. As at 30 June 2006 and 31 December 2005, tax loss carryforward of Portuguese subsidiaries mature as follows:

	30 Jun 2006		31 Dec 2005

	Recognised tax		Recognised tax
	losses	Not recognised	losses	Not recognised

2006	-	195,510,362	-	195,510,362
2007	-	20,811,015	-	20,811,015
2008	-	3,883,962	477,242,146	3,883,962
2009	303,144,093	4,477,091	311,981,853	4,477,091
2010	-	21,057,364	-	21,057,364
2011	-	-	-	-

	303,144,093	245,739,794	789,223,999	245,739,794

As at 30 June 2006, recognised tax loss carryforwards of Portuguese subsidiaries include Euro 299 million related to PT Multimédia’s tax consolidation and Euro 4 million related to PT SI.

b) Reconciliation of income tax provision

During the six months periods ended 30 June 2006 and 2005, the reconciliation between the nominal and effective income tax for the period, is as follows:

	2006	2005

Income before taxes	347,471,610	450,091,426
Statutory tax rate (including municipal taxes at a 10% standard)	27.5%	27.5%

	95,554,693	123,775,142
Valuation allowance for certain tax losses carryforward (i)	55,832,532	25,620,640
Reversal of deferred tax liabilities related with the taxation of 50% of the
gains obtained in the disposal of certain financial investments (Note 7.e) (ii)	(141,972,529)	-
Liquidation of a subsidiary (Note 7.e)	(53,342,681)	-
Warrants	-	7,623,987
Difference in tax rates	(7,494,775)	2,804,055
Permanent differences	3,094,855	816,611
Provisions for income taxes (Note 36)	1,851,690	797,343
Other	(4,363,386)	(5,098,972)

	(50,839,601)	156,338,806

Income tax
Income tax-current (Note 25) (iii)	198,856,239	164,475,309
Deferred taxes (iv)	(249,695,840)	(8,136,503)

	(50,839,601)	156,338,806

(i)
This caption relates mainly to tax losses from certain holding companies and also certain operating companies of Vivo, which do not expect to obtain taxable profits in the future that will allow the recover of these tax losses.

(ii)	This amount relates to the adoption by the Company of the voluntary taxation regime for certain capital gains on the disposal of investments obtained in previous years.

(iii)
In the first half of 2006, this caption includes (1) an expense of Euro 125,818,532 related to the taxation of part of gains obtained in previous years from the disposal of financial investments, following the adoption of the voluntary capital gains taxation regime mentioned above, and (2) a gain of Euro 53,342,681 related with tax credits resulting from the liquidation of a subsidiary.

(iv)
In the first half of 2006 this caption includes a gain of Euro 268,135,502 as a result of the reduction of deferred tax liabilities related to gains on disposals of financial investments, following the adoption of the voluntary capital gains taxation regime, as mentioned above.

17. Discontinued operations

As at 30 June 2006 and 31 December 2005, there are no businesses classified as discontinued operations in the balance sheet. During the six-month period ended 30 June 2005, the income from discontinued operations include the results of the companies that were disposed of during 2005 up to the effective date of the disposal, which occurred in August 2005 in the case of Lusomundo Media and in November 2005 in the case of PrimeSys.

Consolidated report _ First half 2006	73

18. Minority interests

During the six-month periods ended 30 June 2006 and 2005, the movements in minority interests were as follows:

		Acquisitions,
		disposals and			Currency
	Balance	share capital			translation		Balance
	31 Dec 2005	increases	Income / (loss)	Dividends	adjustments	Other	30 Jun 2006

Brasilcel (i)	523,268,570	15,716,673	(28,837,241)	-	(7,067,529)	1,916,376	504,996,849
PT Multimédia (ii)	178,075,607	-	17,638,732	(35,335,177)	-	(207,133)	160,172,029
Cabo Verde Telecom	33,668,323	-	4,637,279	(6,137,449)	-	(19,518)	32,148,635
Cabo TV Madeirense	6,531,728	-	1,100,581	(1,767,001)	-	-	5,865,308
Timor Telecom	3,327,479	-	668,354	-	(262,552)	-	3,733,281
Cabo TV Açoreana	2,251,967	-	372,166	(705,869)	-	-	1,918,264
CST	1,675,209	-	136,421	(67,133)	(183,572)	(66,770)	1,494,155
Kénya Postel Directories	1,015,137	-	221,664	(225,479)	(104,066)	-	907,256
LTM	1,493,621	-	352,089	(495,484)	(242,998)	16,298	1,123,526
Previsão	1,109,089	-	55,197	(27,584)	-	(49,507)	1,087,195
Other	1,269,346	-	429,342	(123,471)	(102,252)	(24,927)	1,448,038

	753,686,076	15,716,673	(3,225,416)	(44,884,647)	(7,962,969)	1,564,819	714,894,536

		Acquisitions,
		disposals and			Currency
	Balance	share capital			translation		Balance
	31 Dec 2004	increases	Income / (loss)	Dividends	adjustments	Other	30 Jun 2005

Brasilcel (i)	305,770,785	95,242,840	550,649	-	107,950,659	(261,292)	509,253,641
PT Multimédia (ii)	212,124,711	-	5,373,153	(32,797,646)	75,750	(31,154,661)	153,621,307
Cabo Verde Telecom	30,728,281	-	4,178,890	(5,370,263)	-	119,952	29,656,860
Cabo TV Madeirense	6,056,156	-	885,623	(1,376,400)	-	-	5,565,379
Timor Telecom	2,258,891	(201,581)	722,354	-	333,640	-	3,113,304
Cabo TV Açoreana	2,019,394	-	368,571	(477,343)	-	-	1,910,622
CST	1,466,715	-	212,889	(67,181)	212,566	(76,563)	1,748,426
Kénya Postel Directories	886,003	(89,380)	71,700	(226,377)	148,928	-	790,874
LTM	1,482,547	-	323,963	(453,646)	(249,572)	-	1,103,292
Previsão	1,053,501	-	12,634	(22,131)	-	(286)	1,043,718
Other	3,781,990	-	(872,668)	(94,029)	150,221	(80,083)	2,885,431

	567,628,974	94,951,879	11,827,758	(40,885,016)	108,622,192	(31,452,933)	710,692,854

(i)	The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of shareholders’ equity and net income. The increases in minority interests in the first half of 2006 and 2005, which are included in the column “Acquisitions, disposas and share capital increases”, are related toVivo’s corporate restructuring completed in February 2006 (Note 1.b) and the share capital increase of Telesp Celular Participações completed in January 2005, respectively.

(ii)	The minority interests in PT Multimédia correspond to the interest of minority shareholders in PT Multimédia’s equity and net income, considering the application of the equity method of accounting. In the first half of 2005, for consolidation purposes, part of the cost recognised by PT Multimédia directly in shareholders equity from the financial exercise of warrants by Portugal Telecom was reclassified from shareholders’ equity to net income of that subsidiary, in order to eliminate the gain recognised by Portugal Telecom in net income. In the first half of 2005, the column “Other” includes approximately Euro 32 million related with the proportion of minority interests in the warrants issued in May 2005.

19. Dividends

On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 47.5 euro cents per share relating to year 2005. Accordingly, dividends amonting to Euro 526,402,838 (Note 38) were paid in the first half of 2006.

20. Earnings per share

Basic and diluted earnings per share for the six-month periods ended 30 June 2006 and 2005 were computed as follows:

		2006	2005

Income from continued operations, net of minority interests	(1)	401,536,627	281,924,862
Income from discontinued operations, net of minority interests	(2)	-	1,581,199

Net income	(3)	401,536,627	283,506,061
Financial costs related with exchangeable bonds (net of tax)	(4)	2,829,929	2,307,317

Net income considered in the computation of the diluted earnings per share	(5)	404,366,556	285,813,378

Weighted average common shares outstanding in the period	(6)	1,109,546,887	1,132,795,589
Effect ot the exchangeable bonds		31,482,437	31,482,438

	(7)	1,141,029,324	1,164,278,027

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.362	0.249
Diluted	[(1)+(4)]/(7)	0.354	0.244

Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	-	0.001
Diluted	(2)/(7)	-	0.001

Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.362	0.250
Diluted	(5)/(7)	0.354	0.245

21. Short-term investments

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Fixed rate bonds	435,971,060	420,549,203
Other short-term investments (i)	784,892,403	2,879,060,750

	1,220,863,463	3,299,609,953

(i)	As at 30 June 2006 and 31 December 2005, this caption includes Euro 40,482,819 and Euro 37,923,201 respectively, related with the fair value of derivative financial instruments contracted by Vivo, which currently do not cover any specific risk (Note 39).

The reduction in this caption is primarily related to the repayment of non-convertible notes issued by PT Finance in 2001 in the amount of Euro 899,500,000 (Note 32), and to dividends paid in the first half of 2006 in the amount of Euro 526,402,838 (Note 38).

22. Accounts receivable - trade

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Accounts receivable from customers (i)	1,415,944,218	1,525,016,152
Unbilled revenues	209,415,180	219,855,066
Other	-	143,495

	1,625,359,398	1,745,014,713
Adjustments for doubtful accounts receivable - trade (Note 36)	(406,575,429)	(355,784,945)

	1,218,783,969	1,389,229,768
Advances to suppliers	55,813,922	58,061,919

	1,274,597,891	1,447,291,687

(i)	The reduction in this caption is primarily related to the write-off accounts receivable previously fully provided for (Note 36).

Consolidated report _ First half 2006	75

23. Accounts receivable - other

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Current accounts receivable - other
Receivables from related parties (i)	70,732,252	44,791,581
Contributions from SNS (Note 9.2)) (ii)	39,883,930	37,664,548
Discounts given to retired Portuguese citizens (iii)	32,813,054	19,670,923
Other	83,598,922	100,001,636

	227,028,158	202,128,688
Adjustments for other accounts receivable (Note 36)	(11,584,503)	(15,927,455)

	215,443,655	186,201,233

Other non-current accounts receivable	17,550,975	21,910,698
Adjusments for other non-current accounts receivable (Note 36)	(2,222,545)	(2,106,093)

	15,328,430	19,804,605

(i)
The increase in the caption is primarily related to the increase in dividends receivable from associated companies, from Euro 14 million as at 31 December 2005 to Euro 38 million as at 30 June 2006, mainly related with the investment in Unitel.

(ii)	These outstanding contributions are related to the following years:

2002	4,134,200
2003	3,271,690
2004	9,861,856
2005	15,008,928

2006	7,607,256

39,883,930

(iii)
This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which will be reimbursed by the Portuguese State, under Decree-Law 20-C/86. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. As at 30 June 2006 and 31 December 2005, the account receivable from the Portuguese State regarding discounts to retired Portuguese citizens is as follows:

	30 Jun 2006	31 Dec 2005

Discounts given in 2005 (a)	23,554,862	19,670,923
Discounts given in 2006	9,258,192	-

	32,813,054	19,670,923

(a)	The change occurred in the 2005’s amounts is related to VAT, which was recognized when PT Comunicações billed the Portuguese State in 2006.

24. Inventories

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Merchandise	211,102,174	155,942,498
Raw materials and consumables	22,796,100	35,780,354
Work in progress	7,474,537	6,801,647
Advances for purchases	-	41,217

	241,372,811	198,565,716
Adjustments for obsolete and slow moving inventories (Note 36)	(28,382,211)	(28,247,571)

	212,990,600	170,318,145

25. Taxes receivable and payable

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006		31 Dec 2005

	Receivable	Payable	Receivable	Payable

Current taxes
Operations in Portugal
Value added tax	28,773,477	74,481,886	30,505,492	70,946,476
Social Security Contributions	-	10,318,997	-	8,412,868
Personnel income tax witholdings	-	9,306,050	-	8,469,984
Income taxes	18,106,291	39,881,777	18,863,663	5,438,577
Other	1,541,837	1,446,718	1,492,138	1,050,631

	48,421,605	135,435,428	50,861,293	94,318,536
Taxes in foreign countries	143,811,234	118,607,646	152,951,877	142,918,443

	192,232,839	254,043,074	203,813,170	237,236,979

Non-current taxes
Taxes in foreign countries	117,990,709	30,421,107	117,244,409	30,899,784

As at 30 June 2006 and 31 December 2005, Taxes in foreign countries relates basically to 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

	30 Jun 2006		31 Dec 2005

	Receivable	Payable	Receivable	Payable

Current taxes:
Income taxes	42,168,039	30,648,262	58,811,881	34,083,312
Indirect taxes	86,666,193	76,403,659	81,877,050	94,251,531
Other	14,977,002	11,555,725	12,262,946	14,583,600

	143,811,234	118,607,646	152,951,877	142,918,443

Non-current taxes:
Income taxes (i)	79,164,609	-	75,879,145	-
Indirect taxes (ii)	38,826,100	30,421,107	41,365,264	30,899,784

	117,990,709	30,421,107	117,244,409	30,899,784

(i)	This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year.

(ii)
Taxes receivable included in this caption relate to indirect taxes paid in the acquisition of real property, which under Brazilian law are only recoverable over a period of 48 months. This caption relates to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

Consolidated report _ First half 2006	77

As at 30 June 2006 and 31 December 2005, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

	30 Jun 2006	31 Dec 2005

Current income taxes in the balance sheet	(39,178,412)	(4,407,986)
Payments on account	2,663,898	7,741,149
Witholding income taxes, net	2,919,084	4,411,543
Income taxes receivable (i)	11,902,369	5,725,835
Other	(82,425)	(45,455)

Net income tax receivable (payable)	(21,775,486)	13,425,086

(i)
This caption is primarily related to withholding income taxes from previous periods at Portugal Telecom that will only be recoverable when the Company starts to pay income taxes after full utilization of its tax loss carryforwards.

The reconciliation between current income taxes recorded in the Company’s balance sheet as at 30 June 2006 and 31 December 2005 and current income tax expense for the periods then ended, is as follows:

	30 Jun 2006	31 Dec 2005

Current income taxes in the balance sheet	39,178,412	4,407,986
Tax losses carryforward used in the year (Note 16)	134,584,500	261,690,411
Foreign current income taxes of international subsidiaries (i)	22,374,791	66,104,582
Provisions for legal actions related with income taxes (Note 36)	1,851,690	6,873,860
Other	3,534,572	6,882,045

	201,523,965	345,958,884

(i)	In the first half of 2006, this caption included Euro 18 million related to Vivo (Euro 45 million in the year 2005) and Euro 4 million related to Cabo Verde Telecom (Euro 7 million in the year 2005).

The current income tax expense was recorded in the following captions:

	30 Jun 2006	31 Dec 2005

Profit and loss statement (Note 16)	198,856,239	346,297,957
Accumulated earnings	2,667,726	(339,073)

	201,523,965	345,958,884

26. Prepaid expenses

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Indirect taxes (i)	36,472,490	-
Telephone directories	27,941,637	42,055,087
Marketing and publicity (ii)	15,505,984	30,542,748
Rentals	10,131,588	8,100,226
Sales of equipment (iii)	12,547,497	18,459,419
Maintenance and repairs	6,366,070	7,890,849
Programming content	3,656,893	3,817,421
Interest paid in advance	2,349,115	2,134,677
Advances paid to employees	511,908	420,408
Other	18,493,233	14,705,576

	133,976,415	128,126,411

(i)
The Vivo companies pay an annual fee at the beginning of each year, which is computed based on the customer base of the previous year. This fee is recognized in net income on a straight-line basis until the end of the year.

(ii)	The decrease in this caption is primarily related with promotions that were contracted by Vivo as at 31 December 2005 in connection with the 2006 World Cup which took place in Germany in June 2006.

(iii)
Sales of mobile phones of Brasilcel’s operating subsidiaries are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect tax (ICMS), are deferred until the recognition of the sale.

27. Other current and non-current assets

As at 30 June 2006 and 31 December 2005, these captions are made up as follows:

	30 Jun 2006	31 Dec 2005

Other Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 37)	46,878,103	48,342,815
Fair value of derivative instruments on PT Multimédia shares (Note 39)	-	42,020,704
Other	6,415,633	15,847,034

	53,293,736	106,210,553

Other Non-Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 37)	688,996,713	744,003,413
Other	14,059,062	16,808,551

	703,055,775	760,811,964

28. Investments in group companies

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Investments in group companies	9,864,574	4,767,644
Investments in associated companies	173,153,291	175,633,432
Goodwill, net of impairment losses	165,061,581	166,860,191
Loans granted to associated companies and other companies	82,934,875	75,989,257
Advances for investments	2,319,226	2,352,102

	433,333,547	425,602,626

Consolidated report _ First half 2006	79

As at 30 June 2006 and 31 December 2005, the caption “Investment in group companies” consists of:

	30 Jun 2006	31 Dec 2005

China Pathway (i)	4,039,721	1,695,391
Guiné Telecom, SARL (ii)	3,716,555	3,716,555
DCSI (iii)	3,236,890	-
Regiforum	927,423	857,058
Other companies	1,660,540	2,215,195

	13,581,129	8,484,199
Adjustments for investments in group companies (Note 36)	(3,716,555)	(3,716,555)

	9,864,574	4,767,644

(i)	This company will start its operations during the second half of 2006.

(ii)	The investment in this company is fully provided for.

(iii	The investment in this company was acquired in June 2006.

As at 30 June 2006 and 31 December 2005, the caption “Investments in associated companies” consists of:

	30 Jun 2006	31 Dec 2005

Unitel, SA ("Unitel")	74,577,715	72,921,020
Universo Online ("UOL")	49,916,508	46,985,983
CTM - Companhia de Telecomunicações de Macau, SARL ("CTM")	32,525,383	33,865,473
Banco Best, SA	6,179,500	7,583,700
INESC - Instituto de Engenharia de Sistemas e Computadores (i)	2,992,788	2,992,788
Lisboa TV - Informação e Multimédia, SA	2,632,636	3,865,964
Hungaro Digitel KFT	1,965,385	1,969,094
Páginas Amarelas, SA ("Páginas Amarelas")	1,116,061	3,897,665
Octal TV, SA	439,114	1,195,419
Other companies	3,800,989	3,661,204

	176,146,079	178,938,310
Adjustments for investments in associated companies (Note 36)	(2,992,788)	(3,304,878)

	173,153,291	175,633,432

(i)	The investment in this company is fully provided for.

As at 30 June 2006 and 31 December 2005, the caption “Goodwill, net of impairment losses” consists of:

	30 Jun 2006	31 Dec 2005

Páginas Amarelas	83,754,434	83,754,434
UOL	54,222,497	54,843,158
Unitel	26,498,503	26,498,503
Other companies	586,147	1,764,096

	165,061,581	166,860,191

During the six months periods ended 30 June 2006 and 2005, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses. As of 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Médi Télécom	69,541,032	70,257,631
Sportinveste (i)	35,318,668	35,318,668
Sport TV	15,000,000	17,500,000
INESC (ii)	3,292,066	3,292,066
Other companies	2,683,902	1,439,065

	125,835,668	127,807,430
Adjustments for loans granted to associated companies and other companies (Note 36)	(4,944,413)	(3,293,313)
Adjustments related with the equity accounting on financial investments (Note 36) (iii)	(37,956,380)	(48,524,860)

	82,934,875	75,989,257

(i)	This caption includes Euro 30,023,168 (Note 40) of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.
(ii)	This loan is fully provided for.
(iii)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which were recorded as a reduction to the value of loans granted to those associated companies (Note 2.a).

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dez 2005

Médi Télécom	24,490,998	36,098,033
Sportinveste	13,465,382	12,426,827

	37,956,380	48,524,860

If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded and included in the caption “Provisions for other risks and costs – Other” (Note 36).

During the six-month periods ended 30 June 2006 and 2005, the profit and loss caption “Equity in earnings of associated companies, net” consists of:

	2006	2005

Unitel	35,621,316	14,046,514
Médi Télécom	11,258,953	1,000,781
CTM	7,022,268	7,700,902
UOL	3,707,748	8,777,547
Outras (i)	(12,114,210)	(3,004,225)

	45,496,075	28,521,519

(i)
In the first half of 2006, this caption includes losses of approximately Euro 8 million related with Portugal Telecom’s investment in Congo through Cellco - Ste Cellulaire du Congo SARL (“Cellco”), primarily as a result of the political environment in that country.

In the first half of 2006, a portion of Portugal Telecom’s equity in the earnings of Medi Télécom amounting to Euro 11,258,953 (Note 36) was recorded as a decrease in the provision for losses in associated companies. Additionally, a portion of the equity in losses of associated companies amounting to Euro 1,246,395 was recorded as an increase in the provision for losses in associated companies, which primarily related to Portugal Telecom’s equity in the losses of Sportinveste, included in the “Other” caption.

Consolidated report _ First half 2006	81

A summarized financial data of the main associated companies is presented below:

			Shareholders'	Operating
	Total assets	Total liabilities	equity (i)	revenues	Net income (i)

Unitel	540,278,220	241,967,360	298,310,860	235,063,010	142,485,264
Médi Télécom	1,061,381,586	1,137,487,857	(76,106,271)	202,804,505	34,987,424
UOL	259,277,732	87,151,842	172,125,890	88,096,565	12,785,338
CTM	162,397,433	46,235,351	116,162,082	101,392,800	25,079,529

(i)	Shareholders’ equity and net income attributable to the equity holders of the parent.

29. Other investments

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Financial investments available for sale (Note 3.l.ii)	77,337,181	60,592,486
Real estate investments, net of accumulated amortisation	25,580,538	27,693,584
Other financial investments	5,285,108	7,793,019

	108,202,827	96,079,089

The fair value of financial investments available for sale was determined based on their listed price, and the change in the fair value was recognised in accumulated earnings. The movement in the fair value of financial investments available for sale during the first half of 2006, is as follows:

	Balance	Share capital	Accumulated	Balance
	31 Dec 2005	increase	earnings	30 Jun 2006

Banco Espírito Santo	57,120,000	19,320,000	(2,660,000)	73,780,000
Telefónica	3,472,486	-	84,695	3,557,181

	60,592,486	19,320,000	(2,575,305)	77,337,181

Real estate investments relate basically to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortisation and impairment losses, if any. PT Comunicações assesses periodically those assets and recognizes impairment losses in net income as appropriate. PT Comunicações essentially receives rents from lease contracts, amounting to Euro 633,201 in the first half of 2006 (Note 14). During the first half of 2006 and 2005, amortisation costs amounted to Euro 491,680 and Euro 460,502, respectively, and no impairment losses were recognized.

As at 30 June 2006 and 31 December 2005, other financial investments are recorded at acquisition cost net of impairment losses, if any, and consist of the following:

	30 Jun 2006	31 Dec 2005

Cypress	3,016,754	3,016,754
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	704,448	704,448
Other	5,849,946	9,205,808

	10,868,023	14,223,885
Adjustments for other investments (Note 36)	(5,582,915)	(6,430,866)

	5,285,108	7,793,019

30. Intangible assets

During the six-month periods ended 30 June 2006 and 2005 the movements occurred in intangible assets were as follows:

		Changes in the		Foreign currency
	Balance	consolidation		translation		Balance
	31 Dec 2005	perimeter	Increases	adjustments	Other	30 Jun 2006

Cost
Industrial property and other rights	3,054,360,600	(1,788,989)	56,202,993	(32,272,461)	47,382,931	3,123,885,074
Goodwill	1,252,866,414	-	4,112,173	(9,804,097)	-	1,247,174,490
Other intangible assets	23,881,640	-	1,541,504	(194,758)	2,166,616	27,395,002
In-progress intangibles assets	18,145,079	-	23,925,679	(811,014)	(33,562,707)	7,697,037

	4,349,253,733	(1,788,989)	85,782,349	(43,082,330)	15,986,840	4,406,151,603

						-
Accumulated depreciation
Industrial property and other rights	739,141,197	(521,405)	147,469,904	(11,501,798)	4,334,163	878,922,061
Other intangible assets	8,492,066	-	4,383,363	(165,009)	397,207	13,107,627

	747,633,263	(521,405)	151,853,267	(11,666,807)	4,731,370	892,029,688

	3,601,620,470	(1,267,584)	(66,070,918)	(31,415,523)	11,255,470	3,514,121,915

		Changes in the		Foreign currency
	Balance	consolidation		translation		Balance
	31 Dec 2004	perimeter	Increases	adjustments	Other	30 Jun 2005

Cost
Industrial property and other rights	2,425,540,563	(28,521,414)	42,067,425	449,654,489	34,210,899	2,922,951,962
Goodwill	1,222,855,000	(150,232,517)	-	148,249,914	(1,116,886)	1,219,755,511
Other intangible assets	13,649,626	(133,728)	1,516,597	1,190,749	(1,856,067)	14,367,177
In-progress intangibles assets	33,807,036	-	17,041,382	11,097,965	(30,818,887)	31,127,496

	3,695,852,225	(178,887,659)	60,625,404	610,193,117	419,059	4,188,202,146

						-
Accumulated depreciation
Industrial property and other rights	418,625,772	(11,695,842)	129,374,946	88,613,881	(279,372)	624,639,385
Other intangible assets	5,471,663	-	864,383	437,372	(386,377)	6,387,041

	424,097,435	(11,695,842)	130,239,329	89,051,253	(665,749)	631,026,426

	3,271,754,790	(167,191,817)	(69,613,925)	521,141,864	1,084,808	3,557,175,720

The changes in the consolidation perimeter during the first half of 2006 are related to the disposal of PrimeSys TI. The changes in the consolidation perimeter during the first half of 2005 are mainly related to the intangible assets of the Lusomundo Media and PrimeSys, which were sold in the second half of 2005 (Note 17).

As at 30 June 2006, the caption “Industrial property and other rights” includes basically the following items:

  Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was still recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) made in 2003 with various equipment allocated to the Basic Network, which gain was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;
  Euro 1,809,464,141 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo’s subsidiaries in the allocation of the purchase price of those companies and (ii) the cost of Band B mobile telecommunications licenses obtained by Global Telecom and TCO to operate in certain Brazilian states;
  Euro 133,092,912 related with a UMTS license obtained by TMN;
  Euro 158,878,562 related with rental contracts of satellite capacity signed by TV Cabo, which have a maturity of 10 years and were recorded as capital leases;
  Euro 551,890,561 related to software licenses;
  Euro 74,819,443 related to terminal equipment rented to post paid customers of mobile businesses, which are being amortised over the period of the related rental contracts; and
  Euro 22,126,657 related to the allocation of the purchase price of Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV in relation to the matches of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

Consolidated report _ First half 2006	83

During the first half of 2006, no events occurred that indicated impairment losses on intangible assets, including goodwill.

As at 30 June 2006 and 31 December 2005, the goodwill related with subsidiaries was as follows:

	30 Jun 2006	31 Dec 2005

Vivo (i)	694,614,287	701,383,586

Wireline business
PT.COM	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204

	270,955,133	270,955,133

Multimédia
Pay TV and Cable Internet	253,248,456	253,248,456

Other businesses
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Web-Lab	6,543,675	6,543,675
TV Cabo Macau	4,650,454	4,650,454
Other	1,081,273	3,898

	28,356,614	27,279,239

	1,247,174,490	1,252,866,414

(i)
The reduction in the goodwill of Vivo is mainly related to the Euro appreciation against the Brazilian Real in the first half of 2006 (Euro/Brazilian Real exchange rate of 2.7440 as at 31 December 2005, as compared to 2.7829 as at 30 June 2006).

31. Tangible assets

During the six-month periods ended 30 June 2006 and 2005 the movements in tangible assets were as follows:

		Changes in the		Foreign currency
	Balance	consolidation		translation		Balance
	31 Dec 2005	perimeter	Increases	adjustments	Other	30 Jun 2006

Cost
Land	79,629,860	-	330,778	(158,240)	(19,015)	79,783,383
Buildings and other constructions	936,482,427	-	5,045,721	(1,361,480)	6,598,942	946,765,610
Basic equipment	11,217,237,559	(227,137)	155,577,399	(39,392,627)	84,103,467	11,417,298,661
Transportation equipment	76,931,737	-	6,738,543	(262,658)	(6,788,321)	76,619,301
Tools and dies	20,240,728	(21,360)	1,171,011	(95,873)	873,719	22,168,225
Administrative equipment	964,421,977	(506,576)	23,723,254	(2,667,314)	2,919,911	987,891,252
Other tangible assets	65,655,643	-	1,104,272	(69,775)	(347,315)	66,342,825
In-progress tangibles assets	152,051,621	-	95,421,101	(2,298,109)	(122,483,898)	122,690,715
Advances to suppliers of tangible assets	1,359,837	-	-	11,689	(414,286)	957,240

	13,514,011,389	(755,073)	289,112,079	(46,294,387)	(35,556,796)	13,720,517,212

Accumulated depreciation
Land	12,417,562	-	-	-	(2,412)	12,415,150
Buildings and other constructions	519,591,043	-	23,941,622	(335,087)	(283,918)	542,913,660
Basic equipment	8,019,715,144	(32,577)	372,441,133	(26,918,879)	(30,492,903)	8,334,711,918
Transportation equipment	39,693,211	-	7,137,085	(152,320)	(5,590,677)	41,087,299
Tools and dies	17,753,878	(92)	380,162	(47,326)	(3,603)	18,083,019
Administrative equipment	777,628,771	(105,597)	40,844,093	(1,712,006)	(2,345,212)	814,310,049
Other tangible assets	65,208,659	-	475,970	(261,156)	13,518,971	78,942,444

	9,452,008,268	(138,266)	445,220,065	(29,426,774)	(25,199,754)	9,842,463,539

	4,062,003,121	(616,807)	(156,107,986)	(16,867,613)	(10,357,042)	3,878,053,673

		Changes in the		Foreign currency
	Balance	consolidation		translation		Balance
	31 Dec 2004	perimeter	Increases	adjustments	Other	30 Jun 2005

Cost
Land	98,487,608	(19,241,345)	26,019	2,410,817	(489,734)	81,193,365
Buildings and other constructions	1,064,180,220	(70,856,739)	5,340,228	10,847,336	(100,237,740)	909,273,305
Basic equipment	10,157,299,571	(134,795,883)	131,481,058	488,170,636	148,993,234	10,791,148,616
Transportation equipment	62,619,102	(2,635,415)	6,919,397	809,690	(3,568,134)	64,144,640
Tools and dies	18,946,431	(493,129)	138,127	794,511	233,448	19,619,388
Administrative equipment	851,086,374	(8,087,574)	28,862,156	24,649,713	(3,651,291)	892,859,378
Other tangible assets	69,092,264	(6,546,046)	1,770,201	147,632	(1,664,335)	62,799,716
In-progress tangibles assets	182,754,242	(295,330)	136,133,787	40,584,315	(171,867,554)	187,309,460
Advances to suppliers of tangible assets	260,486	(26,088)	-	22,533	4,657	261,588

	12,504,726,298	(242,977,549)	310,670,973	568,437,183	(132,247,449)	13,008,609,456

Accumulated depreciation
Land	12,641,436	(11,825)	(135,808)	-	523,111	13,016,914
Buildings and other constructions	586,426,169	(57,052,040)	20,771,296	2,323,742	(61,171,818)	491,297,349
Basic equipment	7,108,977,309	(95,862,652)	329,994,994	307,200,270	977,559	7,651,287,480
Transportation equipment	37,397,694	(1,620,159)	5,462,405	469,914	(3,102,959)	38,606,895
Tools and dies	16,764,528	(214,779)	225,157	400,934	197,555	17,373,395
Administrative equipment	701,829,574	(5,874,321)	35,490,779	13,523,832	(8,215,645)	736,754,219
Other tangible assets	104,591,048	(2,042,548)	1,253,440	1,830,913	(43,338,425)	62,294,428

	8,568,627,758	(162,678,324)	393,062,263	325,749,605	(114,130,622)	9,010,630,680

	3,936,098,540	(80,299,225)	(82,391,290)	242,687,578	(18,116,827)	3,997,978,776

The changes in the consolidation perimeter during the first half of 2006 are related to the disposal of PrimeSys TI. The changes in the consolidation perimeter during the first half of 2005 are mainly related to the tangible assets of the Lusomundo Media and PrimeSys, which were sold in the second half of 2005 (Note 17).

The following situations regarding tangible assets should be mentioned:

  Euro 103,573,921 of tangible assets of the wireline business and Euro 211,758,460 of basic equipment of the Pay-TV business are installed in properties of third parties or on public property;
  Euro 20,592,597 of tangible assets of PT Comunicações are not yet registered its name or in Portugal Telecom’s name;
  Euro 1,316,557,672 of tangible assets of PT Comunicações are related to the Concession, under the terms of nº 5 of Decree-Law 40/95 of the Modification Agreement of the Concession;
  Euro 23,712,122 of tangible assets of PT Comunicações are located outside Portugal, in particular participations in submarine cable consortiums; and
  In previous years PT Comunicações, PT Prime, TV Cabo and TMN entered in QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered intoleasing contracts of the equipment with special purpose entities, which made conditional sale agreements to sell the related equipment to PT
  Comunicações, PT Prime, TV Cabo and TMN, by an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s consolidated balance sheet.

Consolidated report _ First half 2006	85

32. Loans

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006		31 Dec 2005

	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds (i)	388,988,506	-	390,335,000	-
Bonds (ii)	-	3,135,311,921	899,500,000	3,138,028,389
Bank loans (iii)
External market loans	419,883,828	1,012,792,386	383,542,978	1,726,563,563
Domestic market loans	21,136,625	39,597,749	24,218,954	47,345,559
Other loans
Comercial Paper (iv)	424,756,355	-	574,774,497	-
External market loans	245,603	2,851,745	14,941,899	31,233,930
Equity swaps on treasury shares (Note 38.3)	164,099,119	-	102,044,948	-
Leasings	28,130,456	234,478,864	26,248,095	225,455,081

	1,447,240,492	4,425,032,665	2,415,606,371	5,168,626,522

(i)	On 6 December 2001, PT Finance issued exchangeable bonds totaling Euro 550,000,000, convertible into Portugal Telecom shares, as follows:

	•	Exchange price: 12.3985 euro per ordinary share of Portugal Telecom;
	•	Nominal value: 5,000 euro;
	•	Maturity: 6 December 2006 unless previously redeemed, acquired, cancelled or converted; and
	•	Fixed interest rate: 2% per annum, paid quarterly in arrears.

The Company cancelled 21,933 of these exchangeable bonds (notional amount of Euro 109,665,000) in December 2003 and 10,000 of these exchangeable bonds (notional amount of Euro 50,000,000) in October 2004. As at 30 June 2006, the notional amount of these exchangeable bonds outstanding is Euro 390,335,000.

In accordance with IAS 32, the exchangeable bonds correspond to composite financial instruments. When the exchangeable bonds were issued, the fair value of the conversion option was recognised directly in shareholders’ equity. As at 30 June 2006, the fair value of this option was Euro 1,346,494, while as at 31 December 2005 it was reduced to zero.

(ii)
On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000, under a Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 30 June 2006, the notional amount of these bonds outstanding totals Euro 879,500,000.

On 21 February 2001, PT Finance issued notes totaling Euro 1,000,000,000, under the GMTN program, with an annual fixed interest rate of 5.75% and maturity in February 2006. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 100,500,000, which were cancelled in November 2004. These bonds were fully repaid in February 2006 (Notes 21 and 41).

On 1 August 2003, Vivo through Telesp Celular Participações S.A. (TCP) issued a bond amounting to 500 million Brazilian Reais, with a maturity of five years and bearing an annual interest rate corresponding to 104.4% of the CDI rate.

On 1 May 2005, TCP issued a bond amounting to 1 billion Brazilian Reais, with a maturity of ten years and bearing an annual interest ranging between 103.3% to 104.2% of the CDI.

In the first half of 2005, PT Finance issued three new Eurobonds under the GMTN program, with the following amounts and maturities:

	•	On 24 March 2005, PT Finance issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

	•	On 24 March 2005, PT Finance issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

	•	On 16 June 2005, PT Finance issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025;

(iii)	As at 30 June 2006 and 31 December 2005, bank loans are denominated in the following currencies:

	30 Jun 2006		31 Dec 2005

	Currency of the		Currency of the
	notional	Euro	notional	Euro

Euro	890,665,967	890,665,967	1,376,955,739	1,376,955,739
US Dollar	154,989,749	121,914,378	100,507,176	85,197,233
Brazilian Real	1,314,340,923	472,291,826	1,946,765,922	709,462,800
Other		8,538,417		10,055,282

		1,493,410,588		2,181,671,054

The reduction in bank loans denominated in Brazilian Real is primarily related with Vivo’s debt restructuring which led to a decrease in both gross debt and cash and cash equivalents.

As at 30 June 2006 and 31 December 2005, the guarantees given by third parties on behalf of the Company, in connection with these loans, were as follows:

	30 Jun 2006	31 Dec 2005

- Guarantees in favor of European Investment Bank	184,794,352	205,120,408
- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	6,939,765	7,668,867

In 2003, the Company entered into a Multicurrency Revolving Credit Facility amounting to Euro 500,000,000, with a maturity of 2 years, with a renewal option. In 2005, the maturity of this Facility was renegotiated being 50% of the loan payable in February 2009 and the remaining in February 2010. In the first half of 2006, the Company fully repaid these Facilities (Note 41.f).

In 2004, Portugal Telecom and PT Finance obtained three other Multicurrency Revolving Credit Facilities totaling Euro 400,000,000, as follows:

  On 24 June 2004, with an amount of Euro 150,000,000 and an initial maturity of four years, which was changed to six years in the first half of 2005;
  On 18 October 2004, with an amount of Euro 100,000,000 and an initial maturity of three years, which was changed to five years in the first half of 2005; and
  On 22 October 2004, with an amount of Euro 150,000,000 and a maturity of three years and six months.

As at 30 June 2006, the Group has used an amount of Euro 75 million in connection with these stand-by facilities.

As at 30 June 2006 and 31 December 2005, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	30 Jun 2006	31 Dec 2005

Maximum	4.60%	4.60%
Minimum	2.94%	2.44%

(iv)	Portugal Telecom has entered into short-term commercial paper programs, amounting to a total of Euro 875,000,000. As at 30 June 2006, the Company had used an amount of Euro 424,756,355, with expected maturity in July 2006 and interest at an annual average rate of 2.95%.

Consolidated report _ First half 2006	87

(v)	As at 30 June 2006, long-term bank loans, matures on the following years:

Second half of 2007	250,394,506
2008	321,227,824
2009	1,027,248,260
2010	229,049,253
First half of 2011	30,111,639
Second half of 2011	94,042,598
2012 and following years	2,472,958,585

4,425,032,665

(vi)	As at 30 June 2006, the Company had several covenants related with its indebtedness, which have been fully complied with, as follows:

	•	Credit rating

If at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1 or less, then Portugal Telecom may be asked to present a guarantee acceptable by the European Investment Bank (“EIB”). This covenant is applied to certain EIB loans totaling Euro 375 million. As a result of PT’s downgrade on 8 March 2006 to BBB+ by S&P and to Baa1 by Moody’s (Note 44), the Company negotiated with EIB revised terms and conditions for these loans. In the beginning of July, this covenant was changed, with effect from 8 March 2006, in order to allow for a BBB+/Baa1 credit rating, maintaining the right of EIB to ask for an acceptable guarantee if the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB/Baa2. As a result of PT’s downgrade on 3 August 2006 to BBB- by S&P and to Baa2 by Moody’s (Note 44), the Company is currently negotiating with EIB revised terms and conditions for these loans.

	•	Control/disposal of subsidiaries

Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is included in the Euro 500 million Credit Facility Agreement.

	•	Disposals of Assets
The Credit Facility amounting to Euro 100 million and certain EIB loans totaling Euro 646 million include certain restrictions regarding the disposal of assets by Portugal Telecom.

	•	Financial ratios

The legal documentation regarding the Facility of Euro 500 million and one of the facilities of Euro 150 million states that the ratio Consolidated Net Debt/EBITDA, should not be higher than 3.5. The Credit Facility obtained in October 2004, amounting to Euro 100 million, state that the ratio Consolidated Net Debt/EBITDA may not be higher than 4.0. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to one of the Euro 150 million Facilities obtained in June 2004 may be changed if the ratio Consolidated Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 30 June 2006 this ratio stood at 2.01.

	•	Negative Pledge

The Global Medium Term Notes, the Exchangeable Bonds and the Facilities totaling Euro 900 million are subject to negative pledge clauses, which restrict the pledge of grants of security interests in the assets of companies included in the consolidation.

33. Accounts payable - other

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Third parties
Fixed assets suppliers	215,515,154	319,762,088
Accounts payable to employees	11,319,081	16,496,914
Other	54,806,745	66,418,031
Related parties	11,703,115	11,067,579

	293,344,095	413,744,612

34. Accrued expenses

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Interest expense (i)	140.556.587	268.199.421
Supplies and external services	219.713.433	241.189.983
Vacation pay and bonuses	111.193.173	109.452.606
Discounts to clients	39.306.277	46.055.106
Commissions	22.433.181	14.985.940
Other	31.451.584	28.038.129

	564.654.235	707.921.185

(i)
As at 30 June 2006 and 31 December 2005, this caption includes Euro 67,756,645 (Note 39) and Euro 72,568,555 respectively, primarily related to the fair value of the interest component of derivative financial instruments contracted by Vivo. The reduction in this caption in the first half of 2006, as compared to the year end 2005, is mainly related to accrued interest regarding the three new Eurobonds issued in the first half of 2005 and the Eurobond issued on 7 April 1999 (Note 32), which mature in the first half of each year.

35. Deferred income

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Advance billings	154,187,629	171,758,183
Other	42,853,889	36,397,263

	197,041,518	208,155,446

Consolidated report _ First half 2006	89

36. Provisions and adjustments

During the first half of 2006 and 2005, the movements in this caption were as follows:

				Foreign currency
	Balance			translation	Other	Balance
	31 Dec 2005	Increases	Decreases	adjustments	movements	30 Jun 2006

Adjustments
For doubtful accounts receivable (Notes 22 and 23)	373,818,493	169,041,729	(26,243,419)	(4,695,284)	(91,539,042)	420,382,477
For inventories (Note 24)	28,247,571	2,029,496	(2,054,930)	(188,156)	348,230	28,382,211
For investments (Note 28 and 29)	65,270,472	2,690,903	(11,258,953)	(335,502)	(1,173,869)	55,193,051

	467,336,536	173,762,128	(39,557,302)	(5,218,942)	(92,364,681)	503,957,739

Provisions for risks and costs
Litigation (Note 43)	74,717,074	13,360,816	(3,271,628)	(1,093,891)	(11,036,425)	72,675,946
Taxes	66,160,198	2,663,551	(4,905,659)	(556,894)	592,365	63,953,561
Other	135,511,379	2,974,172	(9,555,728)	(546,764)	(11,637,970)	116,745,089

	276,388,651	18,998,539	(17,733,015)	(2,197,549)	(22,082,030)	253,374,596

	743,725,187	192,760,667	(57,290,317)	(7,416,491)	(114,446,711)	757,332,335

		Changes in the			Foreign currency
	Balance	consolidation			translation	Other	Balance
	31 Dec 2004	perimeter	Increases	Decreases	adjustments	movements	30 Jun 2005

Adjustments
For doubtful accounts receivable (Note 22 and 23)	384 274 656	(10 306 550)	64 993 432	(30 080 847)	14 355 482	(86 648 306)	336 587 867
For inventories (Note 24)	33 738 318	(11 736 143)	11 942 807	(1 450 428)	2 231 965	( 708 540)	34 017 979
For investments (Note 28 and 29)	207 515 231	-	4 220 392	(10 327 760)	3 838 692	13 597 485	218 844 040

	625,528,205	(22,042,693)	81,156,631	(41,859,035)	20,426,139	(73,759,361)	589,449,886

Provision for risks and costs
Litigation (Note 43)	83 464 327	( 908 579)	7 872 581	(5 602 161)	4 875 102	1 532 018	91 233 288
Taxes	63 564 078	(3 343 758)	1 310 027	( 148 906)	8 484 798	1 756 025	71 622 264
Other	103 392 326	(9 572 201)	6 857 400	( 848 463)	3 568 398	10 525 925	113 923 385

	250,420,731	(13,824,538)	16,040,008	(6,599,530)	16,928,298	13,813,968	276,778,937

	875,948,936	(35,867,231)	97,196,639	(48,458,565)	37,354,437	(59,945,393)	866,228,823

As at 30 June 2006 and 31 December 2005, the provisions for risks and charges were classified in the balance sheet in accordance with the expected settlement date, as follows:

	30 Jun 2006	31 Dec 2005

Current provision
Litigation	27,321,409	34,772,400
Taxes	49,550,821	52,369,318
Other	58,110,149	75,957,236

	134,982,379	163,098,954

Non-current provision
Litigation	45,354,537	39,944,674
Taxes	14,402,740	13,790,880
Other	58,634,940	59,554,143

	118,392,217	113,289,697

	253,374,596	276,388,651

As at 30 June 2006 and 31 December 2005, the caption “Provisions for risks and costs - Other”, consists of:

	30 Jun 2006	31 Dec 2005

Customer retention programs (i)	43,067,206	41,048,865
Asset retirement obligation (Note 3.g))	50,853,717	49,139,262
Estimated costs with the disposal of Lusomundo Media (ii)	9,802,805	18,929,000
Negative financial investments (iii)	6,432,179	4,899,962
Digitalization of TV Cabo network (iv)	-	10,295,804
Other	6,589,182	11,198,486

	116,745,089	135,511,379

(i)	This provision was recognised by TMN and Vivo to settle future liabilities with these programmes, and was computed based on present catalogue costs and estimated usage levels.

(ii)
Following the disposal of the Lusomundo Media business in August 2005, the Company recorded a provision of Euro 18,929,000 to cover certain guarantees provided to the buyer in the sale and purchase agreement. During the first half of 2006, the Company obtained a final agreement with the buyer for the amount to be paid under the terms of the sale agreement. Accordingly, the Company reduced the initial estimated amount recorded as a provision by an amount of Euro 9,126,195 (Note 13), of which Euro 8,017,195 (Note 7.d) was recorded by PT Multimédia and the remaining amount by Portugal Telecom.

(iii)	This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount (Notes 2.a) and 28).

(iv)	This provision for the digitalization of TV Cabo network was recorded in previous years to cover costs related with a plan approved by PT Multimédia to replace the analogue premium service of TV Cabo by a digital offer. This provision was fully used up to 30 June 2006.

The increases in provisions and adjustments in the first half of 2006 and 2005 were recognised in the income statement as follows:

	2006	2005

Provisions and adjustments	185,669,040	78,061,727
Cost of products sold	2,029,496	11,942,807
Income taxes (Note 16)	1,851,690	797 343
Net losses on financial assets (Note 14)	1,652,346	-
Equity in earnings of affiliated companies, net (Note 28)	1,246,395	4,409,073
Other	311,700	1,985,689

	192,760,667	97,196,639

The decreases in these captions in the first half of 2006 and 2005 were recognised in the income statement as follows:

	2006	2005

Provisions and adjustments	(33,597,211)	(36,234,882)
Equity in earnings of affiliated companies, net (Note 28)	(11,258,953)	(10 624 348)
Cost of products sold	(2,054,930)	(1,450,428)
Other (i)	(10 379 223)	(148,907)

	(57,290,317)	(48,458,565)

(i)	In the first half of 2006, this caption includes Euro 9,126,195 (Note 13) related to the reduction of a provision for the estimated costs with the disposal of Lusomundo Media.

In the first half of 2006 and 2005, the profit and loss caption “Provisions and adjustments” consists of:

	2006	2005

Increases in provisions and adjustments for doubtful receivables and other	185,669,040	78,061,727
Decreases in provisions and adjustments for doubtful receivables and other	(33,597,211)	(36,234,882)
Collections from accounts receivable which were previously written-off	1,094,794	2,085,260
Direct write-off of accounts receivables	(2,508,091)	(3,851,834)

	150,658,532	40,060,271

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates basically to the write-off of balances previously fully provided for.

The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

Consolidated report _ First half 2006	91

37. Other current and non-current liabilities

As at 30 June 2006 and 31 December 2005, these captions consists of:

	30 Jun 2006	31 Dec 2005

Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 27)	46,878,103	48,342,815
Dividends payable (i)	13,218,241	15,843,427

Fair value of derivative instruments on PT Multimédia shares (Note 39)	813,803	-
Other (ii)	24,734,826	21,426,204

	85,644,973	85,612,446

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 27)	688,996,713	744,003,413
Fair value of derivative financial instruments (Note 39)	40,990,968	53,542,200
Other (iii)	7,628,868	11,555,757

	737,616,549	809,101,370

(i)	This caption is related to unpaid dividends declared by Brasilcel’s subsidiaries.

(ii)	As at 30 June 2006, this caption includes Euro 21 million related to an account receivable to the shareholders of the subsidiaries of Brasilcel in connection with a reverse stock split undertaken in the first half of 2005. In this transaction, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not posses a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which payable will be reduced to the extent the former shareholders request those amounts.

(iii)	This caption includes primarily accrued expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than 12 months.

38. Shareholders’ Equity

During 2005 and in the first half of 2006, the movements in this caption were as follows:

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Total equity excluding minority intersts

Balance as at 31 December 2004	1,166,485,050	91,704,891	(189,751,440)	154,225,075	87,799,950	376,080,511	1,686,544,037
Acquisition of treasury shares	-	-	(252,749,396)	-	-	-	(252,749,396)
Reserve for treasury shares	-	-	-	-	340,455,888	(340,455,888)	-
Cancellation of treasury shares	(37,628,550)	-	340,455,888	-	(302,827,338)	-	-
Dividends paid	-	-	-	-	-	(395,085,000)	(395,085,000)
Earnings allocated to the legal reserve	-	-	-	25,004,286	-	(25,004,286)	-
Treasury shares acquired by PT Multimedia from minority shareholders	-	-	-	-	-	(33,977,853)	(33,977,853)
Income recognized directly in shareholders' equity	-	-	-	-	-	169,674,682	169,674,682
Income recognized in the income statement	-	-	-	-	-	653,984,819	653,984,819

Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289
Share capital increase through the incorporation of reserves	338,656,950	(91,704,891)	-	(121,523,559)	(125,428,500)	-	-
Acquisition of treasury shares	-	-	(62,054,171)	-	-	-	(62,054,171)
Dividends paid (Notes 19, 21 e 41)	-	-	-	-	-	(526,402,838)	(526,402,838)
Earnings allocated to the legal reserve	-	-	-	25,001,079	-	(25,001,079)	-
Income recognized directly in shareholders' equity	-	-	-	-	-	146,963,191	146,963,191
Income recognized in the income statement	-	-	-	-	-	401,536,627	401,536,627

Balance as at 30 June 2006	1,467,513,450	-	(164,099,119)	82,706,881	-	402,312,886	1,788,434,098

38.1. Share capital

On 21 December 2005, Portugal Telecom cancelled 37,628,550 treasury shares (Note 38.3), with a nominal value of one euro each, that were held following a decision taken in the Annual General Meeting of 29 April 2005 regarding an announced share buyback program. As a result, the Company’s share capital was reduced from Euro 1,166,485,050 to Euro 1,128,856,500 as at 31 December 2005.

The Annual General Meeting of 21 April 2006 approved a share capital increase of Euro 338,656,950, through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares, which was effective on 11 May 2006. As at 30 June 2006, Portugal Telecom’s fully subscribed and paid share capital amounted to Euro 1,467,513,450 and is represented by 1,128,856,500 shares, with a nominal value of one euro and thirty cents each with the following distribution:

  1,128,856,000 ordinary shares; and
  500 Class A shares.

On 11 September 2006 and following a decision of the Annual General Meeting of 21 April 2006, a share capital reduction of Euro 1,072,413,675 to Euro 395,099,775 was concluded (Note 44). The amount of this share capital reduction was transferred to accumulated earnings.

All the Class A shares are held by the Portuguese State and, in accordance with Portugal Telecom’s Articles of Association, have the following special voting rights:

  Election of one third of the Directors, including the Chairman of the Board of Directors;
  Authorization of any distributions to shareholders of dividends in excess of 40% of Portugal Telecom's net income;
  Capital increases and other changes in Portugal Telecom's Articles of Association;
  Issuance of bonds and other securities;
  Authorization before a shareholder engaged in an activity that competes with Portugal Telecom may hold more than 10% of the ordinary shares;
  Amending the general objectives, the strategy or the basic policies of Portugal Telecom, namely the relating two technologies to be adopted, network development and rendering of services; and
  Defining investment policies of Portugal Telecom, including authorizing acquisitions and disposals.

38.2. Capital issued premium

This caption resulted from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law,applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (“CMVM”, the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). This amount can not be used to pay dividends or to acquire treasury shares. The total capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

38.3. Treasury shares

As at 30 June 2006 and 31 December 2005, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares under IAS 32, thus implying the recognition of a corresponding financial liability (Note 32).

During 2005 and in the first half of 2006, the movements in these captions were as follows:

	Number of	Nominal	Premiums and	Carrying	Carrying value
	shares	value	discounts	value	per share

Balance as at 31 December 2004	21,551,006	21,551,006	168,200,434	189,751,440	8.80
Acquisitions	29,317,544	29,317,544	223,431,852	252,749,396
Cancellation (Notes 38.1)	(37,628,550)	(37,628,550)	(302,827,338)	(340,455,888)

Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71
Acquisitions	7,400,000	7,400,000	54,654,171	62,054,171

Balance as at 30 June 2006	20,640,000	20,640,000	143,459,119	164,099,119	7.95

Consolidated report _ First half 2006	93

38.4. Legal reserve

Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of legal reserve amounting to Euro 121,523,559 was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

38.5. Reserve for treasury shares

The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled. This reserve has the same legal regime as the legal reserve. The total reserve for treasury shares was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

38.6. Accumulated earnings

As at 30 June 2006 and 31 December 2005, this caption consists of:

	30 Jun 2006	31 Dec 2005

Income and expenses recognized directly in equity
Net actuarial losses (Note 9)	(1,722,780,273)	(1,970,013,049)
Hedge accounting of financial instruments (Note 39)	(3,711,188)	(21,613,807)
Investments available for sale (Note 29)	561,148	3,136,453
Cumulative foreign currency translation adjustments ("CTAs") (i)	673,372,592	717,198,124

	(1,052,557,721)	(1,271,292,279)
Tax effect	471,615,972	543,387,339

	(580,941,749)	(727,904,940)
Free reserves and retained earnings	581,718,008	479,137,106
Net income attributable to equity holders of the parent	401,536,627	653,984,819

	402,312,886	405,216,985

(i)	This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to PT’s investment in Brazil whose currency translation adjustments amounted to Euro 683 million as at 30 June 2006, of which Vivo represents approximately 95%.

39. Derivative financial instruments

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of these financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different financial institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are permanently monitored. The fair value of these derivatives is determined regularly during the year to assess the economic and financial implications of different scenarios.

Equity derivatives

In order to increase its exposure to PT Multimédia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimédia, representing 9.9% of PT Multimedia’s share capital. These equity swaps had the following conditions as at 31 December 2005:

(i)	18,375,090 shares, with an initial strike price of Euro 8.87 and a maturity of 4 months; and

(ii)	12,200,000 shares, with an initial strike price of Euro 7.05 and a maturity of 4 months.

As at 15 May 2006, after both equity swaps had been rolled over, the conditions of these equity swaps were revised and the initial strike price for all shares was changed to Euro 9.04, with maturity on 14 July 2006. Following this adjustment, Portugal Telecom received an amount of Euro 27,384,487 (Note 41.d). As at 24 July 2006 these equity swaps were settled and an amount of Euro 1 million was paid by Portugal Telecom. At the same date, Portugal Telecom contracted a new equity swap over 30,575,090 shares of PT Multimédia with a strike price of Euro 9.02 and maturity of 2 years.

In 2004, Portugal Telecom contracted with Banco Espírito Santo equity derivatives which consisted of options that allowed the Company to have a right to receive Euro 16.6 million, and also allowed Portugal Telecom to acquire shares representing 5% of PT Multimédia’s share capital. These options matured on 31 December 2005 and could not be exercised by either of the parties as the strike prices established in the respective contracts were not met. The payment of the option price previously mentioned was subject to the condition of payment to Banco Espirito Santo under similar options it had contracted with third parties (to obtain the financial hedging of its position on the call and put options). During 2005, Portugal Telecom received 50% of the option price, in the amount of Euro 8.3 million. In June 2006, Banco Espírito Santo informed Portugal Telecom that the remaining 50%, totaling Euro 8.3 million, has not been paid. Consequently, this contract was terminated.

Hedging financial instruments

Following the adoption of IFRS, Portugal Telecom analysed its financial instruments in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 30 June 2006 and 31 December 2005, the following financial instruments were classified as hedging derivatives (amounts in millions of euros):

30 Jun 2006				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Cash flow hedge
Portugal Telecom	574.8	EUR Interest rate swaps	7.2	Eliminate the risk of interest rate fluctuations
Fair value hedge
Portugal Telecom	50.2	Cross currency swaps EUR/USD	5.5	Eliminate the risk of exchange rate fluctuations
Vivo	676.8	Cross currency swaps USD/BRL	0.9	Eliminate the risk of exchange rate fluctuations
Vivo	209.1	Cross currency swaps JPY/BRL	0.6	Eliminate the risk of exchange rate fluctuations
Vivo	79.4	BRL Interest rate swaps	0.9	Hedge changes in fair value due to changes in
				benchmark interest rate
Vivo	94.4	USD Interest rate swaps	1.1	Hedge changes in fair value due to changes in
				benchmark interest rate

31 Dec 2005				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Cash flow hedge
Portugal Telecom	585.0	EUR Interest rate swaps	7.6	Eliminate the risk of interest rate fluctuations
Fair value hedge
Portugal Telecom	54.1	Cross currency swaps EUR/USD	6.0	Eliminate the risk of exchange rate fluctuations
Vivo	961.5	Cross currency swaps USD/BRL	1.1	Eliminate the risk of exchange rate fluctuations
Vivo	161.3	Cross currency swaps JPY/BRL	1.1	Eliminate the risk of exchange rate fluctuations
Vivo	40.1	BRL Interest rate swaps	1.8	Hedge changes in fair value due to changes in
				benchmark interest rate
Vivo	197.1	USD Interest rate swaps	1.8	Hedge changes in fair value due to changes in
				benchmark interest rate

Consolidated report _ First half 2006	95

Financial instruments held for trading

As at 30 June 2006 and 31 December 2005, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros):

30 Jun 2006				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Portugal Telecom	95.7	EUR Interest rate swaps	4.2	Restructure of previous derivative financial instruments
Portugal Telecom	200.0	EUR Call / USD Put	2.8	Restructure of previous derivative financial instruments
Portugal Telecom	276.4	Equity swaps on PT Multimedia shares	0.1	Increase exposure to PT Multimedia
Cabo Verde Telecom	3.0	Cross currency swaps EUR/USD	3.5	Eliminate the risk of exchange rate and interest rate
				fluctuations
Vivo	265.8	Cross currency swaps USD/BRL	0.3	Eliminate the risk of exchange rate fluctuations
Vivo	11.0	Cross currency swaps EUR/BRL	0.4	Eliminate the risk of exchange rate fluctuations
Vivo	0.6	Cross currency swaps JPY/BRL	0.0	Eliminate the risk of exchange rate fluctuations
Vivo	501.7	BRL Interest rate swaps	0.4	Hedge changes in fair value due to changes in
				benchmark interest rate
Vivo	88.5	USD Interest rate swaps	1.6	Hedge changes in fair value due to changes in
				benchmark interest rate
Mobitel	16.2	Cross currency swaps USD/BRL	3.7	Eliminate the risk of exchange rate fluctuations

30 Jun 2006				Euro million

Company	Notional amount	Transaction	Average maturity (years)	Economic goal

Portugal Telecom	102.0	EUR Interest rate swaps	4.5	Restructure of previous derivative financial instruments
Portugal Telecom	200.0	EUR Call / USD Put	3.3	Restructure of previous derivative financial instruments
Portugal Telecom	249.0	Equity swaps on PT Multimedia shares	0.3	Increase exposure to PT Multimedia
Cabo Verde Telecom	3.5	Cross currency swaps EUR/USD	3.9	Eliminate the risk of exchange rate and interest rate
				fluctuations
Vivo	318.2	Cross currency swaps USD/BRL	0.8	Eliminate the risk of exchange rate fluctuations
Vivo	5.8	Cross currency swaps EUR/BRL	0.0	Eliminate the risk of exchange rate fluctuations
Mobitel	17.8	Cross currency swaps USD/BRL	4.1	Eliminate the risk of exchange rate fluctuations

Fair value of financial instruments

The movement in the fair value of derivatives during the six months periods ended 30 June 2006 and 2005 was as follows (amounts in millions of euros):

					Foreign
					currency
					translation
	Balance 31 Dec	Fair value adjustment		Additions and	adjustments	Balance 30 Jun

	2005	Income	Reserves	cancelations	and other	2006

Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares (Note 27)	42.0	(15.5)	-	(27.4)	0.8	-
Exchange rate and interest rate (Note 21)	37.9	(0.5)	-	5.1	(3.2)	39.3
Interest rate (Note 21)	-	1.2	-	-	(0.0)	1.2

	79.9	(14.7)	-	(22.3)	(2.5)	40.5

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	(122.3)	(84.0)	-	104.0	1.7	(100.7)
Cash flow hedges
Interest rate (Note 38.6)	(21.6)	-	17.9	-	-	(3.7)
Derivatives held for trading
Equity swaps over PT Multimédia shares (Note 37)	-	-	-	-	(0.8)	(0.8)
Interest rate and exchange rate	(1.6)	(3.7)	-	-	0.0	(5.3)
Exchange rate	(26.6)	(7.9)	-	-	-	(34.5)
Interest rate	(5.3)	2.6	-	-	-	(2.8)

	(177.5)	(93.1)	17.9	104.0	0.9	(147.8)

	(97.6)	(107.7)	17.9	81.6	(1.6)	(107.4)

					Foreign
					currency
					translation
	Balance 31 Dec	Fair value adjustment		Additions and	adjustments	Balance 30 Jun

	2004	Income	Reserves	cancelations	and other	2005

Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	31.2	(16.3)	-	-	-	14.9
Exchange rate	39.8	(30.0)	-	17.5	16.8	44.1

	71.0	(46.3)	-	17.5	16.8	59.0

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	(60.6)	(94.8)	-	37.6	(27.5)	(145.3)
Cash flow hedges
Interest rate	(21.7)	-	(8.6)	(7.8)	-	(38.1)
Derivatives held for trading
Exchange rate	(40.7)	9.8	-	-	-	(30.9)
Interest rate	(0.3)	(1.6)	-	-	-	(1.9)
Options to acquire shares of PT Multimedia	(12.6)	4.2	-	-	-	(8.4)

	(135.9)	(82.4)	(8.6)	29.8	(27.5)	(224.6)

	(64.9)	(128.7)	(8.6)	47.3	(10.7)	(165.6)

In the first half of 2006, the fair value adjustments related to derivatives held for trading and fair value hedges were recorded in the following income statment captions (amounts in millions of euros):

		Net foreign
		currency	Net losses/
		exchange	(gains) on
	Net interest	losses/	financial assets
	expense	(gains)	(Note 14)	Total

Assets derivatives
Derivatives held for trading
Exchange rate and interest rate	-	-	0.5	0.5
Interest rate	-	-	(1.2)	(1.2)
Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	41.7	42.3	-	84.0
Derivatives held for trading
Equity swaps over PT Multimédia shares	-	-	15.5	15.5
Interest rate and exchange rate	-	3.7	-	3.7
Exchange rate	-	-	7.9	7.9
Interest rate	-	-	(2.6)	(2.6)

	41.7	46.0	20.0	107.7

In the first half of 2005, the fair value adjustments related to derivatives held for trading and fair value hedges were recorded in the following income statment captions (amounts in millions of euros):

		Net foreign
		currency	Net losses/
		exchange	(gains) on
	Net interest	losses/	financial assets
	expense	(gains)	(Note 14)	Total

Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	-	-	16.3	16.3
Exchange rate	-	-	30.0	30.0

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	38.4	56.4	-	94.8
Derivatives held for trading
Exchange rate	-	-	(9.8)	(9.8)
Interest rate	1.6	-	-	1.6
Options to acquire shares of PT Multimedia	-	-	(4.2)	(4.2)

	40.0	56.4	32.3	128.7

Consolidated report _ First half 2006	97

As at 30 June 2006, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

	Assets
	Increases/	Liabilities
	(Decreases)	(Increases) / Decreases

				Other current
				and non-
	Short-term		Accrued	current
	investments		expenses	liabilities
	(Note 21)	Debt	(Note 34)	(Note 37)	Total

Assets derivatives
Derivatives held for trading
Exchange rate and interest rate	39.3	-	-	-	39.3
Interest rate	1.2	-	-	-	1.2

	40.5	-	-	-	40.5

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	-	(38.3)	(62.5)	-	(100.7)
Cash flow hedges
Interest rate	-	-	-	(3.7)	(3.7)
Derivatives held for trading
Equity swaps over PT Multimédia shares	-	-	-	(0.8)	(0.8)
Interest rate and exchange rate	-	-	(5.3)	-	(5.3)
Exchange rate	-	-	-	(34.5)	(34.5)
Interest rate	-	-	-	(2.8)	(2.8)

	-	(38.3)	(67.8)	(41.8)	(147.8)

	40.5	(38.3)	(67.8)	(41.8)	(107.4)

40. Guarantees and financial commitments

As at 30 June 2006 and 31 December 2005, the Company has presented guarantees and comfort letters to third parties, as follows:

	30 Jun 2006	31 Dec 2005

Bank guarantees given to Portuguese courts for outstanding litigation	7,636,945	2,365,457

Bank guarantees given to other entities
On behalf of TMN	23,164,926	28,441,461
On behalf of PT Comunicações	23,573,292	11,160,914
On behalf of PT Multimédia	9,198,790	7,534,199
On behalf of PT Prime	3,583,014	3,459,599
Other bank guarantees	86,389	104,259

	59,606,411	50,700,432

Comfort letters given to other entities
Unitel	36,798,080	49,927,948
Sport TV	38,888,214	40,271,952
Other	2,666,666	1,935,414

	78,352,960	92,135,314

Bank guarantees given on behalf of PT Comunicações were presented to Portuguese Tax Authorities in respect of the tax contingencies discussed in Note 16. Bank guarantees given on behalf of PT Multimédia were presented to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with licenses for the broadcasting of television shows. Bank guarantees given on behalf of TMN were presented to ANACOM and are related to TMN’s obligations related to the UMTS licenses acquired in December 2000.

Comfort letters were issued by the Group in order to guarantee loans obtained by associated companies. On 1 September 2004, PT Multimédia and PPTV – Publicidade de Portugal e Televisão, SA (the other shareholder of Sport TV, together with PT Conteúdos) granted to Sport TV a guarantee of up to Euro 70 million to cover a loan obtained by Sport TV to acquire the rights to broadcast the football matches of the Portuguese league for the seasons 2004-2005 to 2007-2008. As Sport TV was proportionally consolidated in the first half of 2006, 50% of this loan is included in PT’s consolidated balance sheet. The remaining 50% of this guarantee (Euro 35 million) was included in the above table.

As at 30 June 2006, the Company had also assumed the following financial commitments, disregarding those recorded in the financial statements:

(a)	In June 2006, Médi Telecom entered into a medium and long-term contract with a consortium of Maroccan banks. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing transaction, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Moviles España (32.18%) and Banque Marrocaine du Commerce Exterieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets.

Under this agreement, these parties commited to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 30 June 2006, the maximum liabilitiy to Portgal Telecom amounts to Euro 66 million. On 28 July 2006, the other shareholder of Médi Télécom informed that its Board has approved to sign the Shareholders Support Deed. Following the signature by this shareholder, the maximum liabilitiy to Portugal Telecom amounts to Euro 54 million, proportional to its stake in Médi Télécom.

(b)	Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 30 June 2006, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste amounting to Euro 30,023,168 (Note 28).

41. Statements of cash flows

The consolidated Statements of Cash Flows have been prepared in accordance with IAS 7. Significant transactions are summarized below:

(a)	The caption “Other net payments relating to operating activities” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes”, and also payments and collections of Value Added Tax in Portugal.

(b)	In the first half of 2005, cash receipts resulting from financial investments included primarily Euro 15,055,553 related with the disposal of Intelsat.

(c)	Cash receipts resulting from dividends were as follows:

	2006	2005

CTM	6,755,361	5,034,862
Unitel	2,486,919	-
Páginas Amarelas	2,274,570	3,526,280
Lisboa TV	1,641,167	906,861
Banco Espírito Santo (Note 14)	1,344,000	1,545,600
Other	385,269	359,250

	14,887,286	11,372,853

(d)	In the first half of 2006, this caption includes Euro 27,384,487 (Note 39) related with equity swaps over shares of PT Multimédia.

Consolidated report _ First half 2006	99

(e)	Payments resulting from financial investments were as follows:

	2006	2005

BES (Note 29)	19,320,000	-
Web-Lab (i)	6,418,036	-
Mobitel (ii)	3,626,235	-
China Pathway Logistics (iii)	3,117,184	-
IRIS Capital	810,000	1,895,470
TCO (iv)	-	9,287,563
Distodo	-	1,200,000
Other	1,199,603	701,128

	34,491,058	13,084,161

(i)	This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from the former shareholders of this company. As a result, Portugal Telecom now has full control over this company.

(ii)	During the first half of 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

(iii)	This caption corresponds to share capital increases in this company.

(iv)	In the first half of 2005, this caption corresponds to the payment of the final instalment due in connection with the acquisition of TCO in 2003.

(f)	These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In the first half of 2006, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 1,708,394,833, and included primarily: (i) Euro 899,500,000 related to the repayment of the notes issued by PT Finance on 21 February 2001 (Note 32); and (ii) Euro 500,000,000 related to the repayment of the Multicurrency Credit Facility entered into in 2003 (Note 32).

In the first half of 2005, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 1,577,180,139, and included primarily: (i) Euro 2 billion related to the Eurobonds issued by PT Finance in the first half of 2005 (Note 32); and (ii) Euro 584,950,000 related to the repayment of the floating rate notes issued by PT Finance on 16 Dezember 2001 which were repaid on February 2005.

(g)	During the six-month periods ended 30 June 2006 and 2005, the Group payments regarding dividends were as follows:

	2006	2005

Portugal Telecom (Note 38)	526,402,838	395,085,000
PT Multimédia	26,926,177	24,478,010
Brasilcel's subsidiaries	-	3,834,188
Cabo Verde Telecom	3,898,829	3,503,903
Other	2,434,662	2,315,526

	559,662,506	429,216,627

(h)	In the first half of 2006 and 2005, the caption “Other payments resulting from financing activities” includes Euro 52,844,571 and Euro 24,393,982 related to exchange rate derivatives contracted by Vivo, respectively. In the first half of 2005, this caption also includes Euro 59,033,605 related with payments to the minority shareholders of PT Multimédia under its warrants program.

42. Related parties

Balances and transactions between Portugal Telecom and subsidiaries were eliminated in the consolidation process and, therefore were not disclosed herein. The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions.

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. The terms and contractual conditions in agreements entered by Portugal Telecom and those related parties are similar to those applicable to other independent entities in similar transactions.

Under the above mentioned agreements, Portugal Telecom rendered telecommunications services and those financial institutions rendered financial consultancy and insurance services.

In connection with establishment of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire 1.5% of Telefónica’s share capital and Telefónica to acquire 10% of Portugal Telecom’s share capital. As at 30 June 2006, Telefónica held 9.96% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica companies, which have substantially the same conditions of similar agreements with independent parties.

During the six-month periods ended 30 June 2006 and 2005, the remuneration of Board Members and related committees, is as follows:

	2006		2005

	Fixed	Variable	Fixed	Variable

Executive Committee	2,590,632	12,851,253	1,652,711	4,184,129
Non-executive board members	989,186	1,266,515	1,082,674	398,489
Supervisory Board	91,901	-	83,917	-
General Meeting	1,719	-	2,483	-

	3,673,438	14,117,768	2,821,785	4,582,618

The increase in the fixed remuneration of the Executive Committee is related with the increase of the Board from 5 to 7 members, while the increase in the variable remuneration includes an amount of Euro 10,671,924 related with termination payments to certain board members which were recorded under the income statement caption “Work force reduction program costs”.

43. Litigation

43.1. Regulatory authorities

Portugal Telecom’s operations are subject to regular investigations and inspections, generally conducted by ANACOM, by the European Commission and by the Portuguese Competition Authority, within the framework of compliance with the rules and regulations applicable to the Group. At the moment, investigations are being conducted by the Portuguese Competition Authority into alleged abusive practices, such as predatory pricing, margin pressures and discriminatory practices. In the event Portugal Telecom is indicted for the non-compliance with applicable laws and regulations, fines and penalties could be imposed. At the moment, PT Comunicações has twice been accused (in one proceeding) by the Competition Authority of allegedly denying access to the ducts in which the basic telecommunications network is installed. PT Comunicações has responded to the effect that, despite the fact that it has provided and is still providing the majority of the operators access to its ducts in a non-discriminatory manner, according to its responsibilities of managing the said infra-structures, it considers that, given the circumstances, competition law should not prevent PT Comunicações from reserving the ducts to itself, if it desires to do so, under the conditions permitted under the telecommunications regulatory framework. PT Comunicações hopes that the Competition Authority arrives to the same conclusion once it concludes the ongoing investigations. PT Multimédia and TV Cabo have also been accused, in September 2005, of allegedly abusive practice under Article 4 of Law 18/2003 (Portuguese Competition Law), following the execution, in March 2000, of a "Partnership Agreement" among PTM, TV Cabo and SIC-Sociedade Independente de Comunicação, SA (SIC) in connection with the acquisition, submitted to prior notification, by SIC of Lisboa TV - Informação e Multimédia, SA. In response to this accusation, PTM and TV Cabo contested the Competition Authority allegations. However, in the beginning of August 2006 the Competition Authority, issued a decision imposing on

Consolidated report _ First half 2006	101

PTM a fine of Euro 2,5 million, following which PTM and TV Cabo appeled to the Commerce Court of Lisbon on 8 September 2006. The appeal suspends the decision of the Portuguese Competition Authority. Although the possibility of the application of penalties can not be excluded in those cases and in other cases, which would be the first time this as occurred, Portugal Telecom believes that, based on the information provided by its counsel, in principle these cases should not have a material impact on its consolidated financial statements as at 30 June 2006.

43.2. Other claims and legal actions

Proceedings with probable losses

As at 30 June 2006 and 31 December 2005, there were several claims and legal actions against certain subsidiaries of the Group, where losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 36), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	30 Jun 2006	31 Dec 2005

Administrative claims (i)	29,665,953	22,253,098
Civil claims	25,707,110	38,455,536
Labor claims	14,348,218	11,247,828
Other	2,954,665	2,760,612

	72,675,946	74,717,074

(i)	This caption includes mainly a claim against TCO related with the privatisation of Telebrás in 1998, which is still pending resolution.

Proceedings with possible losses

As at 30 June 2006 and 31 December 2005, there were several claims and legal actions against certain subsidiaries of the Group, where settlement is considered to be possible in accordance with the definitions of IAS 37. The nature of those claims and legal actions is as follows:

	30 Jun 2006	31 Dec 2005

Civil claims	147,839,529	131,599,578
Labor claims	11,288,429	13,916,057
Other (i)	329,801,801	276,882,649

	488,929,759	422,398,284

(i)	This caption includes Euro 247,621,420 related to possible contingencies at Vivo, which are primarily related to tax issues, including value added taxes, income taxes and other indirect taxes.

44. Subsequent events

The following significant events occurred after 30 June 2006:

On 20 July 2006, the Board of Directors of Vivo approved the investment in a GSM/EDGE network overlay convertible into W-CDMA, to be added to the current CDMA network. The investment in a GSM/EDGE network overlay, should enhance Vivo’s competitive position in the market by: (1) reducing handset subsidies, through strong savings in handset procurement; (2) providing a broader handset portfolio across the various segments; (3) achieving nationwide coverage, through existing roaming agreements; (4) providing a smoother and cheaper evolution to W-CDMA over time, and (5) allowing for the launch of new and innovative services, such as BlackBerry. The GSM/EDGE network overlay may require capital expenditures in tangible and intangible assets of approximately R$ 1,080 million.

On 25 July 2006, Portugal Telecom acquired a 34% stake in the share capital of “Mobile Telecommunications Limited”, which operates in Namibia. The amount paid by Portugal Telecom amounted to 1.02 billion Namibian Dollars (Euro 111 million), adjusted by an amount equivalent to 34% of the dividends paid since 30 September 2005, which amounted to 27.2 million Namibian Dollars (Euro 3 million).

On 3 August 2006, Portugal Telecom’s Board of Directors announced its intention to increase the shareholder remuneration package announced on 6 March 2006 for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion. The shareholder remuneration package should consist of an extraordinary cash return of Euro 1.9 billion, or Euro 1.75 per share, within the next 12 months, and a commitment to continue to implement a progressive dividend policy, in addition to the distribution of PTM shares (see PT Multimedia spin-off below). The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

On 3 August 2006, Portugal Telecom’s Board of Directors announced its intention to spin off Portugal Telecom’s 58.43% interest in PT Multimédia. In this transaction, Portugal Telecom shareholders are expected to receive 4 PT Multimédia shares for each 25 Portugal Telecom shares owned, which at PT Multimédia’s closing price on 2 August 2006 would be equivalent to Euro 1.47 per PT share. The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

On 3 August 2006, Portugal Telecom’s Board of Directors announced that it intends to reduce the expected funding period of its post retirement benefits deficit from 14 years to 6 years through extraordinary contributions totalling Euro 1.0 billion over the 2006-2008 period, upon achieving an improved labour relations framework.

On 3 August 2006, Moody’s and Standard & Poor’s changed their ratings for Portugal Telecom from Baa1 and BBB+ to Baa2 and BBB- respectively (Note 32).

On 11 September 2006, Portugal Telecom executed the public deed for the approved share capital reduction of 1,072,413,675 to Euro 395,099,775 through the reduction in the par value of Portugal Telecom shares from Euro 1.30 to Euro 0.35. The total amount of this reduction will be transferred to the caption “Accumulated earnings”. The detail of shareholders’ equity as at 30 June 2006, as ajudsted for this share capital reduction, would be as follows:

Share capital	395,099,775
Treasury shares	(164,099,119)
Legal reserve	82,706,881
Accumulated earnings	1,474,726,561

Equity excluding minority interests	1,788,434,098
Minority interests	714,894,536

Total equity	2,503,328,634

Consolidated report _ First half 2006	103

EXHIBIT

I. Subsidiary companies

II. Associated companies

III. Companies consolidated by the proportional method

I. Subsidiaries

The following companies were included in the consolidation as at 30 June 2006 and 31 December 2005:

Company	Head office	Activity	Percentage of ownership

			30 June 2006		2005

			Direct	Effective	Effective

Portugal Telecom (parent company)	Lisbon	Holding company.
(Note 1)

Cabo TV Açoreana, SA	Ponta	Distribution of television signals by	TV Cabo	48.98%	48.98%
	Delgada	cable and satellite in the Azores	Portugal
		area.	(83.82%)

Cabo TV Madeirense, SA	Funchal	Distribution of television signals by	TV Cabo	40.32%	40.32%
		cable and satellite in the Madeira	Portugal
		area.	(69%)

			Cabo Verde	40.00%	-
Cabo Verde Móvel (a)	Praia	Mobile telecommunications services	Telecom
		in Cabo Verde.	(100%)

			Cabo Verde	40.00%	-
Cabo Verde Multimédia (a)	Praia	Multimedia telecommunications	Telecom
		services in Cabo Verde.	(100%)

			PT Ventures	40.00%	40.00%
Cabo Verde Telecom, SA	Praia	Fixed and mobile	(40%)
		telecommunications services in
		Cabo Verde.

Canal 20 TV, SA	Madrid	Distribution of TV products.	PT Multimedia	29.22%	29.22%
			(50%)

Cellco – Ste Cellulaire du Congo SARL	Congo	Telecommunications services in	Lea Louise	51%	-
(a)		Congo.	(51%)

Contact Cabo Verde – Telemarketing e	Praia	Call and contact center services.	PT Contact	100.00%	100.00%
Serviços de Informação, SA			(100%)

China Pathway Logistics BV	Pequim	Management of investments.	PT Ventures	66.00%	66.00%
			(66,66%)

CST – Companhia Santomense de	São Tomé	Fixed and mobile	PT	51.00%	51.00%
Telecomunicações, SAR.L.		telecommunication services in São	Comunicações
		Tomé e Príncipe.	(51%)

DCSI – Dados, Computadores e	Lisbon	Provision of IT systems and services.	PT	100%	-
Soluções Informáticas, Lda. (a)			Comunicações
			(100%)

Directel - Listas Telefónicas	Lisbon	Publication of telephone directories	PT Ventures	100.00%	100.00%
Internacionais, Lda. (“Directel”)		and operation of related data bases.	(100%)

Directel Cabo Verde – Serviços de	Praia	Publication of telephone directories	Directel (60%)	76.00%	76.00%
Comunicação, Lda.		and operation of related databases	Cabo Verde
		in Cabo Verde	Telecom
			(40%)

Directel Macau – Listas Telefónicas,	Macau	Publication of telephone directories	Directel (75%)	80.00%	80.00%
Lda.		and operation of related databases	PT Ásia (5%)
		in Macau.

Directel Uganda – Telephone	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%
Directories, Limited (a)

Consolidated report _ First half 2006	105

			Percentage of ownership

Company	Head office	Activity	30 June 2006		2005

			Direct	Effective	Effective

Elta - Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%

Empracine - Empresa Promotora de Actividades Cinematográficas, Lda.	Lisbon	Developing activities on movies exhibition.	Lusomundo SII	58.36%	58.36%

Empresa Cine Mourense, Lda. (a)	Moura	Cinema exhibition.	PT Multimedia	58.12%	58.12%
			(99.46%)

Empresa de Recreios Artísticos, Lda. (“ERA”) (a)	Lisbon	Cinema exhibition.	Lusomundo SII	53.65%	53.65%
			(87.90%)
			PT Multimedia
			(4.03%)

Guinetel, S.A.SA (a)	Bissau	Provision of public telecommunications services.	PT II (55%)	55,00%	55,00%

Grafilme – Sociedade Impressora de	Lisboa	Providing services on audiovisual	Lusomundo	32,46%	32,46%
Legendas, Lda.		subtitling.	Audiovisuais (50%)

Hotel Video - Prestação de Serviços,	Lisbon	Establishment of video systems on	PTM (60%)	35.06%	34.53%
Lda.		Hotels and similar spaces.

Infonet Portugal – Serviços de Valor Acrescentado, Lda	Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%

Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital") (a)	Caldas da	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%
	Rainha

Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	60.00%	60.00%

Lea Louise BV	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	100.00%

LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%

Company	Head Office	Activity	Percentage of ownership

			30 June 2006		2005

			Direct	Effective	Effective

Lusomundo Audiovisuais, SA	Lisbon	Import, commercialization,	PT Multimedia	58.43%	58.43%
		distribution and production of	(100%)
		audiovisual products.

Lusomundo Cinemas, SA	Lisbon	Cinema exhibition.	PT Multimedia	58.43%	58.43%
			(100%)

Lusomundo Editores, SA	Lisbon	Movies distribution.	PT Multimedia	58.43%	58.43%
			(100%)

Lusomundo España, SL (“Lusomundo	Madrid	Management of investments	PT Multimedia	58.43%	58.43%
Espana”)		relating to activities in Spain in the	(100%)
		audiovisuals business.

Lusomundo - Sociedade Investimentos	Lisbon	Management of Real Estate.	PT Multimedia	58.36%	58.36%
Imobiliários, SGPS, SA (“Lusomundo			(99.87%)
SII”)

Lusomundo Imobiliária 2, SA	Lisbon	Management of Real Estate.	Lusomundo SII	58.24%	58.24%
			(99.80%)

Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo	58.43%	58.43%
			Cinemas
			(100.00%)

Mobitel, SA	São Paulo	Call center services.	PT Brasil (100%)	100%	95.74%

Motormédia - Comércio, Publicidade e	Lisbon	Services rendered in connection	PT.com (100%)	100%	100%
Serviços Multimedia, SA (a)		with advertising, commercial and
		multimedia services in connection
		with the commercialization of a
		site dedicated to the car sector.

Consolidated report _ First half 2006	107

Company	Head Office	Activity	Percentage of Ownership

			30 June 2006		2005

			Direct	Effective	Effective

Portugal África BV (b)	Amsterdam	Management of investments	PT Ventures	100.00%	-
			(100%)

Portugal Telecom Ásia, Lda. ("PT	Macau	Promotion and marketing of	Portugal Telecom	99.96%	99.96%
Ásia")		telecommunications services.	(95.92%)
			PT Comunicações
			(4.04%)

Portugal Telecom Brasil, SA ("PT	São Paulo	Management of investments.	Portugal Telecom	100.00%	100.00%
Brasil")			(99.95%)

			PT Comunicações
			(0.05%)

Portugal Telecom Europa, S.P.R.L. ("PT	Brussels	Technical and commercial	Portugal Telecom	98.67%	98.67%
Europa") (a)		management consultancy in the	(98.67%)
		communication area with respect
		to the European market and
		community matters.

Portugal Telecom Inovação, SA (“PT	Aveiro	Innovation, research,	Portugal Telecom	100.00%	100.00%
Inovação”)		development and integration of	(100%)
		telecommunications services and
		engineering solutions and training
		services in telecommunications.

Portugal Telecom Inovação Brasil,	São Paulo	Development of information	PT Inovação(100%)	100.00%	100.00%
Ltda.		technologies and
		telecommunications services.

Portugal Telecom Internacional	Amsterdam	Obtaining financing for the group	Portugal Telecom	100.00%	100.00%
Finance B.V		in international markets.	(100%)

Previsão – Sociedade Gestora de	Lisbon	Pension fund management.	Portugal Telecom	78.12%	78.12%
Fundos de Pensões, SA (“Previsão”)			(78.12%)

PT Acessos de Internet Wi-Fi, SA	Lisbon	Provides wireless Internet access	Portugal Telecom	100.00%	100.00%
		services.	(100%)

PT Centro Corporativo, SA(b)	Lisbon	Providing consultant service to	Portugal Telecom	100%	-
		Group companies.	(100%)

Company	Head Office	Activity	Percentage of Ownership

			30 June 2006		2005

			Direct	Effective	Effective

PT Comunicações, SA (“PT	Lisbon	Establishment, management and	Portugal Telecom	100.00%	100.00%
Comunicações”)		operation of telecommunications	(100%)
		infrastructures and provision of
		public telecommunication services
		and telebroadcasting services.

PT Compras – Serviços de Consultoria e	Lisbon	Providing consultant and	Portugal Telecom	100.00%	100.00%
Negociação, SA		negotiation services related with	(100%)
		the buying process.

PT Contact - Telemarketing e Serviços	Lisbon	Production, promotion and sale of	PT Comunicações	100.00%	100.00%
de Informação, SA ("PT Contact")		information systems, including	(100%)
		information products and services
		and related technical assistance.

PT Conteúdos - Actividade de Televisão	Lisbon	Production and sale of television	PT Televisão por	58.43%	58.43%
e de Produção de Conteúdos, SA		programs and advertising	Cabo (100%)
(former TV Cabo Audiovisuais)		management.

PT Corporate	Lisbon	Providing all services available in	Portugal Telecom	100.00%	100.00%
		the Group, in the fixed line and	(100%)
		mobile telecommunications and
		information systems.

PT Investimentos Internacionais, SA	Lisbon	Business advisory board service	Portugal Telecom	100.00%	100.00%
(“PT II”)		installment, consultation,	(100%)
		administration and business
		management. Elaboration of
		projects and economic studies and
		manage investments.

PT Meios - Serviços de Publicidade e	Lisbon	Purchase, sale and exchange of	Portugal Telecom	100.00%	100.00%
Marketing, SA		space advertising, analysis of	(100%)
		marketing investment projects.

PT Móveis, SGPS, SA (“PT Móveis”)	Lisbon	Management of investments in the	TMN (100%)	100.00%	100.00%
		mobile business.

PT Multimedia – Serviços de	Lisbon	Management of investments in the	Portugal Telecom	58.43%	58.43%
Telecomunicações e Multimedia, SGPS,		multimedia business.	(58.43%)
SA(i)

PT Multimedia.com Brasil, Ltda.	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
(“PTM.com Brasil”)

PT Multimedia.com Participações, SA	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%
(a)

PT Multimedia - Serviços de Apoio à	Lisbon	Providing management support	PT Multimedia	58.43%	58.43%
Gestão , SA (a)		services.	(100%)

PT Portugal, SGPS, SA (b)	Lisbon	Management of investments.	Portugal Telecom	100%	-
			(100%)

PT Prestações Mandatária de Aquisições	Lisbon	Acquisition and management of	PT Comunicações	100.00%	100.00%
e Gestão de Bens, SA (“PT Prestações”)		assets.	(100%)

PT Prime, SGPS, SA (Prime SGPS) (c)	Lisbon	Management of investments, under	-	-	100.00%
		the business areas of corporate
		market and large customers.

Consolidated report _ First half 2006	109

Company	Head Office	Activity	Percentage of Ownership

			30 June 2006		2005

			Direct	Effective	Effective

PT Prime - Soluções Empresariais de	Lisbon	Provision of development and	Portugal Telecom	100%	100%
Telecomunicações e Sistemas, SA		consultancy services in the areas of	(100%)
		electronic commerce, contents and
		information technology.

PT Prime Tradecom – Soluções	Lisbon	Provision of development and	Portugal Telecom	66.00%	66.00%
Empresariais de Comércio Electrónico,		consultancy services in the areas of	(66%)
SA ("Tradecom”)		electronic commerce, contents and
		information technology.

PT Pro, Serviços Administrativos e de	Lisbon	Shared services center.	Portugal Telecom	100.00%	100.00%
Gestão Partilhados, SA			(100%)

PT Rede Fixa, SGPS, SA (b)	Lisbon	Management of investments.	Portugal Telecom	100%	-
			(100%)

PT Sistemas de Informação, SA (“PT SI”)	Oeiras	Provision of IT systems and services.	Portugal Telecom	100.00%	100.00%
			(99.8%)
			PT Comunicações
			(0.1%)

			TMN (0.1%)

PT Televisão por Cabo, SGPS, SA	Lisboa	Management of investments in	PT Multimedia	58.43%	58.43%
		television by cable market.	(100%)

PT Ventures, SGPS, SA (“PT Ventures”)	Lisbon	Management of investments in	Portugal Telecom	100.00%	100.00%
		international markets.	(100%)

PT.com – Comunicações Interactivas,	Lisbon	Services rendered development and	Portugal Telecom	100.00%	100.00%
SA		sale of communication product	(100%)
		services, information and
		multimedia services.

Regiforum – Empreendimentos	Lisbon	Operation of the Forum Telecom	PT Comunicações	100.00%	100.00%
Comerciais e Culturais, Lda. (a)		building, having for that purpose a	(100%)
		contract transferring the operation
		of the building to Portugal Telecom.

Simarc – Promoções Imobiliárias, SA	Lisbon	Administration of real estate assets,	Portugal Telecom	100.00%	100.00%
		real estate investment consultancy,	(100%)
		management of property
		developments, purchase and sale of
		real estate.

			Percentage of Ownership

	Head
Company	Office	Activity	30 June 2006		2005

			Direct	Effective Effective

Sportstat – Informação Desportiva Independente, SA (a)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information.	PT.Com (99.98%)	99.98%	99.98%

Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, SA (a)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%

Teat Flower Trading Ltd. (a)	British Virgin Island	International Business Trading Company.	PT Comunicações	100.00%	100.00%

Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%

Techlab - Electrónico, Lda. (a)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%

Timor Telecom, SA	Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

TMN – Telecomunicações Móveis Nacionais, SA	Lisbon	Provision of mobile telecommunications services and the establishment, managementand operation of telecommunications networks.	Portugal Telecom	100.00%	100.00%
			(100%)

TPT - Telecomunicações Publicas de Timor, SA (“TPT”)	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures	76.14%	76.14%
			(75.16%)
			PT Ásia (0.98%)

TV Cabo Macau, SA(a)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	PT Ventures	87.49%	87.49%
			(67.5%)
			PT Ásia (20%)

TV Cabo Portugal, SA	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of televisionprograms, operation of telecommunications services.	PT Televisão por	58.43%	58.43%
			Cabo (100%)

Web-Lab, SGPS, SA	Lisbon	Managemnt of investments.	Portugal Telecom	100.00%	90.00%
			(100%)

(a) These companies were consolidated by the equity method.
(b) These companies were incorporated during the first half of 2006.
(c)This company was liquidated during the first half of 2006.

Consolidated report _ First half 2006	111

II. Associated companies

The associated companies as at 30 June 2006 and 31 December 2005 were as follows:

			Percentage of ownership

Company	Head
	Office	Activity	30 June 2006		2005

			Direct	Effective	Effective

BEST – Banco Electrónico de Serviços Total, SA (“Banco Best”)	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%

CTM – Companhia de Telecomunicações de Macau, SAR.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações	28.00%	28.00%
			(3%)
			PT Ventures
			(25%)

Distodo - Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo	29.22%	29.22%
			Audiovisuais
			(50%)

Entigere – Entidade Gestora Rede Multiserviços, Lda.	Lisbon	Networks management.	PT Ventures	29.00%	29.00%
			(29%)

Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.SAR.L.	Bissau	Provision of public telecommunications services.	PT	40.14%	40.14%
			Comunicações
			(40.14%)

Hungaro Digitel KFT	Budapeste	Provision of telecommunications services.	PT Ventures	44.62%	44.62%
			(44.62%)

Lisboa TV – Informação e Multimedia, SA	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos	23.37%	23.37%
			(40%)

Médi Telecom	Casablanca	Provision of mobile services in Morocco.	PT Móveis	32.18%	32.18%
			(32.18%)

Multicert – Serviços de Certificação Electrónica, SA	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%

Multitel - Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures	35.00%	35.00%
			(35%)

			Percentage of ownership

Company	Head	Activity
	Office		30 June 2006		2005

			Direct	Effective	Effective

Octal TV, SA.			PT Multimedia	11.69%	11.69%
	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad bandtelevision.
			(20%)

Páginas Amarelas, SA ("Páginas Amarelas")			Portugal Telecom	25.00%	25.00%
	Lisbon	Production, editing and distribution of telephone directories and publications.	(24.88%)

			PT Prime (0.125%)
Siresp – Gestão de Rede Digitais de Segurança e Emergência, SA			PT Ventures	15.27%	15.27%
	Lisbon	Networks management.
			(15.27%)

SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações	28.72%	28.72%
			(11.11%)
			PT Multimedia
			(11.11%)
			Portugal Telecom
			(11.11%)

Socofil – Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda.	Lisboa	Distribution, exhibition, import and export of audiovisual products.	PT Multimédia (45.00%)	26.29%	26.29%

Sportinvest Multimedia, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom	50.00%	50.00%
			(50%)
Tele Larm Portugal – Transmissão de Sinais, SA	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%

Telesat - Satellite Communications, Limited	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	PT Ventures	22.22%	22.22%
			(18.52%)
			PT Ásia (3.7%)

TV Lab - Serviços e Equipamentos Interactivos, SA	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%

UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS(6.83.%)	29.00%	29.00%
			PT Brasil (22.17%)

Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%

Wisdown Tele Vision – Serviços e Produtos de Televisão, Lda	Lisbon	Development of services and products related with new technology in the TV market	PT .COM(50%)	50.00%	50.00%

Consolidated report _ First half 2006	113

III. Companies consolidated by the proportional method

			Percentage of ownership

Company	Head	Activity	30 June 2006		2005

	Office		Direct	Effective	Effective

Avista	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(100%)

Brasilcel, N.V. (“Brasilcel”)	Amsterdan	Management of investments.	PT Móveis	50.00%	50.00%
			(50.00%)

			Vivo
Celular CRT Participações, SA (“Celular CRT Participações”) (a)	Porto	Mobile cellular services operator.	Participações	31.38%	34.38%
	Alegre		(100%)

Global Telecom, SA (a)	Coritiba	Mobile cellular services operator.	Vivo	31.38%	33.05%
			Participações
			(100%)

Portelcom Participações, SA (“Portelcom”)	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(60.15%)
			Ptelecom Brasil
			(39.85%)

Ptelecom Brasil, SA (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(100%)

Sport TV Portugal, SA	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos
			(50%)	29.22%	29.22%

Sudeste Celular Participações, SA (“Sudescel”)	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(100%)

Tagilo Participações, Lda. (“Tagilo”) TBS Celular Participações, SA (“TBS”)	São Paulo	Management of investments.	Brasilcel	50.00%	50.00%
			(100.%)
	São Paulo	Management of investments.	Brasilcel	48.13%	48.13%
			(73.27%);

			Sudeste
			Celular(22.99)

Tele Sudeste Celular Participações, SA (“Tele Sudeste”) (a)	Rio de	Mobile cellular services operator.	Vivo	31.38%	45.51%
	Janeiro		Participações
			(100%)

Tele Leste Celular Participações, SA (“Tele Leste”) (a)	Baia	Mobile cellular services operator.	Vivo	31.38%	25.34%
			Participações
			(100%)

Vivo Participações, SA (“Vivo Participações”) (a)	São Paulo	Management of investments.	Brasilcel (40.85%)	31.38%	33.05%
			Portelcom
			(4.68%)
			Sudestecel
			(6.22%)
			TBS (4.87%)
			Avista (3.91%)
			Tagilo (2.41%)

Telesp Celular, SA (“Telesp Celular”) (a)	São Paulo	Mobile cellular services operator.	Vivo Participações	31.38%	33.05%
			(100%)

Tele Centro Oeste Celular Participações, SA (“TCO”) (a)	Brasilia	Mobile cellular services operator.	Vivo Participações	31.38%	17.34%
			(100%)

(a)
As mentioned in Note 1, during the first half of 2006 it was approved a corporate restructuring that consisted of the merger of shares of TCO into TCP and the merger of Telesudeste, Teleleste and Celular CRT Participações into TCP, which was renamed to Vivo Participações SA. As a consequence of such restructuring, all operating companies are now fully owned by Vivo Participações. As at 30 June 2006, the voting rights in Vivo Participações are 44.43%.

Independent auditors’ report

Consolidated report _ First half 2006	115

Deloitte & Associados, SROC S.A Inscrisão na OROC nº 43 Registro na CMVM nº 231 Edifício Atrium Saldanha Praça Duque de Saldanha, 1-6º 1050-094 Lisboa Portugal

AUDITORS' REPORT PREPARED BY REGISTERED AUDITOR AT CMVM ON THE

CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 30 JUNE 2006

(Translation of a report originally issued in Portuguese)

Introduction

1.	For the purposes of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information included in the Board of Directors’ Report and the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) and its subsidiaries for the six month period ended 30 June 2006, which comprise the consolidated balance sheet that presents a total of 13,495,706,042 Euros and shareholders’ equity of 2,503,328,634 Euros, including a net profit attributable to shareholders of the Company of 401,536,627 Euros, the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the six month period then ended and the corresponding notes.

Responsibilities

2.	The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of recognised income and expenses; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.	Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4.	Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and thei r disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors’ Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.	In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of 30 June 2006 and the consolidated results of its operations, its consolidated cash flows and its recognised income and expenses for the six month period then ended, in conformity with International Financial Reporting Standards as adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Lisbon, 14 September 2006

DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York
Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.
ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.
ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.
Capex	Capital expenditure. Investments in tangible and intangible assets.
Cash flow	The difference between cash inflows and cash outflows for a specific period.
CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortisation and sales of equipment per average number of users in the period.
CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.
CRM	Customer Relationship Management.
Curtailment costs	Work force reduction programme costs.
DTH	Direct-to-Home satellite television. Technology used to provide Pay-TV services in areas not covered by Hybrid Fibre Coaxial (HFC) networks.
EBITDA	EBITDA = income from operations + depreciation and amortisation.
EBITDA margin	EBITDA Margin= EBITDA / operating revenues.
ERP	Enterprise Resource Planning. Business management system that typically handles the manufacturing, logistics, distribution, inventory, shipping, invoicing and accounting for a company.
Euronext Lisbon or	The domestic stock market upon which PT shares are listed and traded.
Eurolist by Euronext
Free cash flow	Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/-
net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.
GAAP	Generally Accepted Accounting Principal.
Gearing ratio	Gearing ratio = net debt /(net debt + equity).
Goodwill	Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired company.

Consolidated report _ First half 2006	119

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.
IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The
new international accountancy standards introduced as of 1 January 2005.
Income from	Income from operations = income before financials and taxes + goodwill impairment +
operations	workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.
ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.
ISP	Internet Service Provider. Company that provides access to the Internet.
MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.
MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.
NYSE	New York Stock Exchange.
Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.
Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.
PRB	Post Retirement Benefits.
PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.
SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).
SEC	US Securities and Exchange Commission. The US regulator for capital markets.
SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.
3G	3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman and CEO	Executive vice-presidents	Non-executive officers

Henrique Granadeiro	Zeinal Bava	António Viana-Baptista

	Rodrigo Costa	Fernando Abril-Martorell

	Executive officers	Joaquim Goes

	Luís Pacheco de Melo	Amílcar de Morais Pires
	João Pedro Baptista	Jorge Tomé
	António Caria	Armando Vara
	Rui Pedro Soares	Franquelim Alves

Nuno de Almeida e Vasconcellos
João Mello Franco
Thomaz Paes de Vasconcellos
Luís de Azevedo Coutinho
Gerald McGowan
Fernando Soares Carneiro
Francisco Pereira Soares

Consolidated report _ First half 2006	121

Key figures

Financial data by business segment									Euro million

		Wireline		TMN		Vivo	PT Multimédia			Other
	1H06	1H05	1H06	1H05	1H06	1H05	1H06	1H05	1H06	1H05

Operating revenues	970.4	1,035.0	685.1	694.7	1,014.4	896.5	323.8	309.8	94.9	92.6
EBITDA	486.9	521.7	318.8	334.2	197.6	241.0	106.2	96.1	(19.3)	(15.5)
EBITDA margin (%)	46.2	46.7	44.3	44.7	19.5	26.9	32.7	31.0	n.m.	n.m.
Capex	99.6	96.5	51.5	47.7	114.6	143.0	75.3	55.6	15.3	25.5
EBITDA minus Capex	387.3	425.2	267.3	286.5	83.0	98.0	30.9	40.5	(34.5)	(41.0)
Capex as % of revenues (%)	9.5	8.6	7.2	6.4	11.3	16.0	23.2	17.9	n.m.	n.m.

Consolidated financial data			Euro million

	1H06	1H05	y.o.y

Operating revenues	3,088.6	3,028.7	2.0%
EBITDA	1,090.2	1,177.5	(7.4%)
Income from operations	493.1	654.2	(24.6%)
Net income	401.5	283.5	41.6%

Total assets	13,495.7	16,628.8	(18.8%)
Net debt	4,380.5	4,295.6	2.0%
Total shareholders' equity	2,503.3	2,582.1	(3.0%)
Share capital	1,467.5	1,166.5	25.8%
Gearing (%)	63.6%	62.5%	1.2pp

EBITDA margin (%)	35.3	38.9	(3.6pp)
Net debt / EBITDA (x)	2.0	1.8	0.2x
EBITDA / net interest (x)	9.6	10.1	(0.5x)

Capex	356.3	368.3	(3.3%)
Capex as % of revenues (%)	11.5	12.2	(0.6pp)
EBITDA minus Capex	734.0	809.2	(9.3%)
Operating free cash flow	640.7	622.2	3.0%

Total group employees	31,792	31,047	2.4%
Domestic market	13,191	13,724	(3.9%)
International market	18,601	17,323	7.4%

Operating figures

Customer base ('000)

	1H06	1H05	y.o.y

Wireline	4,433	4,445	(0.3%)
Mobile	33,887	33,554	1.0%
Pay-TV	1,444	1,465	(1.5%)
Broadband (ADSL retail + cable)	980	833	17.6%

Wireline

	1H06	1H05	y.o.y

Main accesses ('000)	4,433	4,445	(0.3%)
Retail accesses	4,209	4,371	(3.7%)
PSTN/ISDN	3,573	3,871	(7.7%)
Carrier pre-selection	581	540	7.6%
ADSL retail	636	500	27.1%
Wholesale accesses	224	73	205.0%
Unbundled local loops	146	28	n.m.
Wholesale line rental	20	0	n.m.
ADSL wholesale	59	46	28.9%
Net additions ('000)	(45)	68	n.m.
Retail accesses	(146)	41	n.m.
PSTN/ISDN	(196)	(77)	154.5%
Carrier pre-selection	6	55	(89.4%)
ADSL retail	51	119	(57.4%)
Wholesale accesses	101	26	285.6%
Unbundled local loops	74	19	286.6%
Wholesale line rental	20	0	n.m.
ADSL wholesale	7	7	4.4%
Pricing plans ('000)	2,283	1,330	71.6%
ARPU (Euro)	30.0	30.6	(2.0%)
Subscription and voice	25.0	26.7	(6.2%)
Data	4.9	3.9	26.5%
Total traffic	6,884	7,587	(9.3%)
Retail	2,872	3,335	(13.9%)
Fixed-to-fixed domestic	1,934	2,270	(14.8%)
Fixed-to-mobile	370	427	(13.4%)
Wholesale	4,012	4,252	(5.6%)
Internet	559	1,043	(46.4%)
Number of leased lines ('000)	14	16	(9.1%)
Employees (no.)	7,723	8,257	(6.5%)
Fixed lines per employee (no.)	574	538	6.6%

Consolidated report _ First half 2006	123

Domestic mobile _ TMN

	1H06	1H05	y.o.y

Customers ('000)	5,362	5,108	5.0%
Net additions ('000)	50	54	(8.3%)
MOU (minutes)	119	119	(0.7%)
ARPU (Euro)	20.7	22.7	(8.8%)
Customer bill	16.8	17.8	(5.3%)
Interconnection	3.9	4.9	(21.2%)
Data as % of service revenues	12.6	11.0	1.6pp
SARC (Euro)	57.4	66.2	(13.3%)
CCPU (Euro)	10.8	11.3	(4.9%)
ARPU minus CCPU (Euro)	9.9	11.4	(12.6%)

Brazilian mobile _ Vivo

	1H06	1H05	y.o.y

Customers ('000)	28,525	28,446	0.3%
Market share in areas of operation (%)	40.6	47.6	(7.0pp)
Net additions ('000)	(1,280)	1,903	n.m.
MOU (minutes)	67	80	(16.2%)
ARPU (R$)	24.7	28.7	(13.8%)
Data as % of service revenues	7.4	5.8	1.6pp
SARC (R$)	139.1	175.3	(20.7%)
CCPU (R$)	15.5	17.3	(10.5%)
ARPU minus CCPU (R$)	9.3	11.4	(18.9%)

Multimedia _ PT Multimédia

	1H06	1H05	y.o.y

Homes passed ('000)	2,782	2,606	6.7%
Pay-TV customers ('000)	1,444	1,465	(1.5%)
Cable	1,072	1,076	(0.4%)
DTH	371	389	(4.5%)
Pay-TV net additions ('000)	(35)	16	n.m.
Pay to basic ratio (%)	51.0	53.6	(2.7pp)
Cable broadband accesses ('000)	344	333	3.4%
Cable broadband net additions ('000)	(4)	27	n.m.
Blended ARPU (Euro)	28.9	27.6	4.6%

Additional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (code: PTC.LS) and the New York Stock Exchange, as ADR - American Depository Receipts (code: PT). One ADR represents one ordinary share.

The company’s share capital, as at 30 June 2006, comprised 1,128,856,500 shares with a nominal value of Euro 1.30 each, with 1,128,856,000 shares listed on the Euronext and the New York Stock Exchange. There were 49,884,792 ADR registered on the same date, representing 4.4% of PT’s total share capital.

Stock market data

	1H06	1H05

As at 30 June
Share capital (Euro)	1,467,513,450	1,166,485,050
Number of shares	1,128,856,500	1,166,485,050
Price (Euro)	9.44	7.84
Market capitalisation (Euro million)	10,656	9,145
Price / transactions
High (Euro)	10.44	9.80
Low (Euro)	8.04	7.55
Volume (million of shares)	810	507
Traded value (Euro million)	7,850	4,443
% of total traded volume (Eurolist by Euronext)	26%	30%
Performance
Portugal Telecom	10.4%	(13.8%)
PSI-20	10.3%	(1.2%)
DJ Stoxx Telecom Europe	(5.0%)	(0.1%)

Financial timetable 2006

6 March
Announcement of year-end results 2005

21 April
General Shareholders’ Meeting Form 20F filing with the SEC and NYSE

18 May
Announcement of first quarter results 2006

14 September
Announcement of first half results 2006

14 November
Announcement of first nine months results 2006

Consolidated report _ First half 2006	125

Contacts

Investor relations

Nuno Prego
Investor Relations Director
Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
Tel: +351 21 500 1701
Fax: +351 21 500 0800
E-mail: nuno.prego@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20F, press releases, etc).

Depositary bank

The Bank of New York
ADR Division 101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: +1 212 815 2207
Fax: +1 212 571 3050

Holders of ADR may also request additional information directly from PT’s depository bank for ADR in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.